As filed with the Securities and Exchange Commission on April 14, 2004
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Collegiate Funding Services, Inc.

(Exact name of Registrant as Specified in its Charter)

Delaware	6141	04-3649118
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

100 Riverside Parkway

Suite 125
Fredericksburg, Virginia 22406
(540) 374-1600
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Charles L. Terribile

100 Riverside Parkway
Suite 125
Fredericksburg, Virginia 22406
(540) 374-1600
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)
With copies to:

Michael D. Nathan, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000	Luciana Fato, Esq. Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 (212) 450-4000
    Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

    If the securities being registered on this form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

    If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

			Proposed Maximum
Title of Each Class		Proposed Maximum	Aggregate Offering	Amount of
of Securities to be Registered	Amount to be Registered	Offering Price Per Unit	Price(1)	Registration Fee

Common Stock, par value $0.001 per share	—	—	$172,500,000	$21,856.00

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o).

    The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion. Preliminary Prospectus dated April 14, 2004

PROSPECTUS

Shares

Collegiate Funding Services, Inc.

Common Stock

          This is an initial public offering of shares of common stock of Collegiate Funding Services, Inc. All of the shares of common stock are being sold by us.

          Prior to this offering, there has been no public market for the common stock. We currently estimate that the initial public offering price per share will be between $          and $          . We intend to list the common stock on the           under the symbol “       ”.

          See “Risk Factors” beginning on page 10 to read about factors you should consider before buying shares of the common stock.

	Per Share	Total

Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Collegiate Funding Services, Inc.	$	$

      To the extent that the underwriters sell more than                      shares of common stock, the underwriters have the option to purchase up to an additional                      shares from us at the initial public offering price less the underwriting discount.

          Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

          The shares will be ready for delivery on or about        , 2004.

JPMorgan	Merrill Lynch & Co.

The date of this prospectus is        , 2004.

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

      No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions.

      The product and service names and logos used in this prospectus are service marks/ trademarks or registered service marks/ trademarks of CFS or its affiliates. CFS, Collegiate Funding Services, Collegexit, Collegexit.com, Real World Loan and Dedicated to Students and Families are service marks of Collegiate Funding Services, L.L.C. Other products, services and company names mentioned in this prospectus are the service marks/ trademarks of their respective owners.

      This prospectus includes industry data and forecasts that we obtained from industry publications and surveys and internal company surveys. As noted in this prospectus, the U.S. Department of Education and The College Board were the primary sources for third-party industry data and forecasts. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. Statements as to our market position relative to our competitors are based on data provided by the Student Loan Servicing Alliance and the U.S. Department of Education.

i

PROSPECTUS SUMMARY

      In this prospectus, unless the context requires otherwise, “Collegiate Funding Services,” “CFS,” “we,” “us,” “our” and the “Company” refer to Collegiate Funding Services, Inc., a Delaware corporation, and its subsidiaries, including Collegiate Funding Services, LLC, our predecessor, and not to the underwriters. This summary highlights selected information contained elsewhere in this prospectus.

      This summary does not contain all the information you should consider before investing in shares of our common stock. You should read this entire prospectus carefully, including “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and our financial statements and the related notes, before making an investment decision.

Our Company

      We are a vertically integrated education finance company that markets, originates, finances and services education loans. We market education loans primarily through direct-to-consumer, or DTC, programs, including targeted direct mail, telemarketing and the Internet. Using our DTC marketing platform and other distribution channels, we assist consumers in financing and refinancing the cost of undergraduate, graduate, professional, career and continuing education. We finance, retain and service a substantial portion of the loans we originate.

      Since our inception in 1998, we have originated or facilitated the origination of over $15 billion in education loans. We originated or facilitated the origination of $4.2 billion of education loans in 2003 and we believe we are among the top five originators of federal and private education loans in the United States. Of our total loan originations in 2003, $4.0 billion were federally guaranteed consolidation student loans made through the Federal Family Education Loan Program, which we refer to as the FFEL Program or FFELP. Through the FFEL Program, an eligible borrower with multiple federally guaranteed loans can consolidate his or her loans after graduation into a single loan. Beginning in May 2003, we increased our focus on private education loans and, in that year, originated or facilitated the origination of $199.6 million of these loans. Private loans, which do not have a federal guarantee, are credit-based consumer loans used to pay for or refinance education-related expenses. As of December 31, 2003, we were servicing approximately $8.9 billion in student loans made to over 360,000 customers, and were the seventh largest servicer of FFELP loans in the United States, according to the Student Loan Servicing Alliance. We currently have over 1,000 employees.

      We have adapted a direct-to-consumer marketing model developed in the consumer finance industry for use in education-based lending. We believe our targeted DTC strategy enables us to increase consumer awareness of the products we offer and collect data useful in our product development and marketing. Using a variety of internal and external databases accumulated since our inception, we create marketing campaigns to target consumers with products based on their specific characteristics. We supplement our DTC strategy through marketing relationships with membership organizations, alumni associations and other entities in order to reach customers and promote our products under our own label or under co-branded offerings in partnership with other lenders. We are also investing in the school-based loan origination channel, through which we market our products to students by cooperative arrangements with the financial aid offices of education institutions. We currently have relationships with over 600 schools and institutions including having our products on 539 preferred lender lists. Once we have originated a FFELP loan, we either fund and retain that loan in our portfolio or sell the originated loan application to a third-party lender. With respect to private education loans, we either sell completed loan applications upon origination, in the case of private consolidation loans, or market loans for origination by third parties, in the case of private in-school loans, which we refer to as facilitating the origination of loans.

      In 2002, we launched our strategy of retaining in our portfolio a percentage of the federally guaranteed loans we originate. Prior to 2002, we sold substantially all of our completed loan applications to third parties and received fees for these applications at the time of sale. We retain in our portfolio only loans that are federally guaranteed for at least 98% of principal and interest. We believe that our current strategy of retaining in our portfolio a portion of the loans we originate and selling the remainder for a fee provides us with several advantages, although our net income in current periods has been lower than it would have been had we sold a larger percentage of the FFELP loans we originate. Among the benefits of retaining loans is our ability to take advantage of these loans’ limited credit risk, their duration and other characteristics and to benefit from a greater revenue stream over the life of the loan. Selling the remainder of our originated loan applications permits us to maintain a diversified source of funding for loan processing and origination and build our relationships with financial institutions that purchase our loans. We retained approximately 50% and 21% of the FFELP loans we originated in 2003 and 2002, respectively, and our portfolio of federally guaranteed loans grew to $2.9 billion as of December 31, 2003 from $973.1 million as of December 31, 2002. We do not fund or retain any of the private loans we market or originate.

      We also provide high quality loan servicing through our wholly owned subsidiary, CFS-SunTech Servicing LLC (“SunTech”). We acquired SunTech in April 2003. Prior to the acquisition, SunTech had been servicing a significant portion of the loans we originated since our formation in 1998. Servicing loans provides us with an additional source of fee income and enables us to retain a direct customer relationship over the life of the loans, which we believe is a critical element in establishing our brand. We service substantially all the loans we hold in our portfolio as well as student loans held by third-party lenders. We generally seek to retain the servicing of a majority of the loan applications we sell, which accounts for a significant portion of our third-party servicing volume.

      Our multiple sources of revenue reflect the fact that we market, originate, finance and service education loans. They include fee income for selling completed loan applications to third parties and facilitating the origination of loans for lenders, net interest income earned on the loans we hold in our portfolio and servicing fee income for the assets we service. Fees on loan application sales and for facilitating the origination of loans, which we refer to collectively as fees on loan origination, accounted for approximately 75.7% of our net revenue in 2003. Net interest income after provision for loan losses, which is primarily comprised of the difference between the yield we receive on our loan portfolio and the cost of funding these loans, accounted for 16.6% of our net revenue in 2003. Servicing fees, earned since our acquisition of SunTech in April 2003, accounted for 7.7% of our net revenue in 2003. Over time, as we build our portfolio, we expect the percentage of our net revenue earned from net interest income to increase and the percentage of our net revenue earned from our fees on loan origination to decrease.

      We primarily finance the loans we retain in our portfolio through asset-backed securitizations, which we record as debt on our consolidated balance sheet. To date, we have completed four securitizations that contributed $2.9 billion of funding, including two transactions for a total of $1.9 billion in 2003. We supplement our asset-backed securitizations with $500 million of secured warehouse financing availability, which we believe allows us to access the securitization market on a more timely and cost-effective basis. In addition, we enter into forward purchase agreements, under which several financial institutions have agreed to purchase and, in certain cases, require that we sell to them, a portion of the loan applications we originate each year.

Our Competitive Strengths

      We believe the following competitive strengths distinguish us in the education finance industry:

•	Vertically integrated education finance platform. We market, originate, finance and service education loans. Through our platform, we offer students and their families a suite of loan products, including federally guaranteed consolidation loans, other federally guaranteed loans and private loans. Once originated, we are able to finance and retain the loans or sell the originated loan applications. Our internal servicing capability allows us to service our student loan portfolio, rather than outsource this task to a third party. Our vertically integrated platform offers our customers the benefit of dealing with a single entity over the lives of their loans, from initial inquiry through origination and repayment. We believe the breadth of our capabilities in the various sectors of the education finance market and the scale of our platform is a competitive advantage over many of our peers.

•	Leading direct-to-consumer origination operation. In 2003, we originated or facilitated the origination of $4.2 billion of education loans, of which approximately 98% was originated through our direct-to-consumer channel. Our DTC model and our targeted marketing process give us the advantage of a direct relationship with customers, which permits us to tailor our products to their needs. We believe that we originated more consolidation loans through this channel than any other education finance company, when excluding consolidation of loans by lenders from their own portfolios.

•	Significant portfolio of federally guaranteed loans. As of December 31, 2003, all the loans we held in our portfolio were FFELP loans, which are federally guaranteed for at least 98% of principal and accrued interest. Our portfolio of loans grew from $973.1 million at the end of 2002 to $2.9 billion at the end of 2003. We expect to continue our strategy of retaining a significant portion of the federally guaranteed loans we originate. The high credit quality and long duration of these loans provide us with a growing base of revenue. We do not currently intend to hold in our portfolio any private loans.

•	High quality servicing platform. As the primary means of communication with our customers after their loans are originated and financed, our servicing operation provides our customers with consistent and seamless service. The quality of our servicing platform and its compliance with the rules set forth by the U.S. Department of Education, or DOE, is the primary determinant in preserving the federal guarantee on FFELP loans we service. Our servicing platform uses a system specifically designed to manage, adhere to and support the requirements of the Higher Education Act and other consumer lending regulations and laws. We believe SunTech’s net claim reject rate by guaranty agencies due to servicer error of 0.02% is among the lowest in the industry. Our continuing focus on maintaining this performance record will assist us in minimizing our credit risk and provide us with credibility as we securitize our portfolio of loans and seek third parties willing to use us as their loan servicer.

•	Experienced senior management team. Our senior management team has an average of 19 years of relevant industry experience from a broad range of education and consumer finance backgrounds. We believe this combination of education and consumer finance experience allows us to better serve our customers and maximizes our ability to develop and implement our strategy.

Our Strategy

      We intend to focus on marketing, originating, financing and servicing federally guaranteed consolidation loans and to leverage our market position and platform to build our brand and diversify our product and service offerings, including the expansion of private loan originations, by executing the following strategy:

•	Expand the use and reach of our direct-to-consumer marketing platform.

Federal consolidation loans. We plan to continue to use our DTC channel to originate federal consolidation loans, to expand consumer awareness of consolidation loans and to establish our brand. We will continue to refine our approach to these products based on information we have gathered from our marketing and servicing operations. We believe that the education finance market will continue to benefit from direct marketing to consumers and we seek to use our expertise with this marketing strategy to increase our share of federal consolidation loan originations.

Private loans. Beginning in May, 2003, we increased our focus on private education loans, and, in 2003, we originated or facilitated the origination of $199.6 million of these loans. We intend to continue to use our expertise in the DTC channel to structure and market private loan products and to increase our originations and facilitation of the origination of private loans. We will utilize our expertise in the marketing of federal consolidation loans and mine the data we have generated in making and holding those loans to effectively market new private loan products.

•	Expand distribution channels.

School-based channel. To supplement our DTC channel, we will continue investing in the school-based channel to increase awareness among students and financial aid officers of our consolidation products. In addition, we will continue to broaden our product offerings of federal and private loans available to students still in school. We currently have relationships with over 600 schools and institutions, including having our products on 539 preferred lender lists. We have a national sales force of education industry professionals working directly with colleges and universities and we assist schools and financial aid offices by offering an internally-developed Internet-based debt and graduation counseling tool as well as software tools that aid schools in running their lender programs. We will continue our efforts to be added to schools’ preferred lender lists, which will provide a school-based origination channel to supplement our DTC origination channel, as well as greater awareness of our products and brand name among students and financial aid officers.

Affinity group marketing. We have entered into marketing relationships with associations such as the American Medical Association, the American Dental Association and the American Bar Association, in order to promote our products to their membership and customer bases. We plan to continue developing more affinity relationships, which, through private label offerings and product endorsements, provide us with access to consumers in need of federal and private loans or consolidation of education loans.

•	Build our FFELP loan portfolio and balance our sources of revenue and funding. Starting in 2002, we began holding a portion of the FFELP loans we originated. We plan on retaining a significant portion of the FFELP loans we originate in the future. Retaining these loans will give us the ability to recognize revenue from these assets over a long period of time, more fully utilize our servicing capabilities and help us to create a more robust customer information database for new and emerging products and services. We also intend to continue to sell a portion of the loan applications we originate. Our sales of originated loan applications allow us to maintain a balance in our sources of funding for loan processing and origination, provide us with a source of fee income and enable us to continue to build relationships and strategic partnerships with the financial institutions that acquire our loan applications.

•	Expand the origination capabilities of our servicer. We intend to continue to expand the volume of loans we service for ourselves and for third-party lenders and to invest in the technology and infrastructure of our servicing operations to permit us to originate additional types of loans and increase our ability to provide private labeling capabilities to our clients. Through our servicer, we intend to extend the reach of our marketing, originate more loans and increase the volume of loans we service. We believe our enhanced servicing capabilities will enable us to support our growth in servicing and originations, increase our fee income from servicing and ensure that our customers have a favorable experience with CFS.

•	Seek out and make strategic acquisitions. In 2003, we acquired and successfully integrated SunTech to provide our servicing operations. In the future, we will consider acquisitions of individual companies as well as loan and servicing portfolios that we believe have the potential to enhance the value of our company, expand our product reach and/or aid in executing our growth strategy.

Education Finance Industry

      The U.S. postsecondary education finance market is large and growing. According to the DOE, in academic year 2002-2003, expenditures for postsecondary education totaled $331.9 billion. The two main drivers of the size and growth prospects of this market are enrollment population and cost of attendance. The DOE estimates that college enrollment will grow to 18 million by 2013, up from an estimated 16 million in 2003. Between the 1993-1994 and 2003-2004 academic years, the average amount of tuition and fees, which is the largest component of the cost of attendance, increased on an enrollment-weighted and constant-dollar basis by 47% at four-year public institutions and 42% at four-year private institutions. During the period from 1993 to 2002, median household income grew only 11%, on a constant-dollar basis.

      Of the $331.9 billion spent on postsecondary education in academic year 2002-2003, according to the College Board, $105.1 billion was provided by financial aid. Of this amount, federal loans represented approximately 46.7%, or $49.1 billion, and private loans represented approximately 6.6%, or $6.9 billion, while grants, education tax credits, work study and other education loans made up the balance. The DOE estimates that federal education loan volume, excluding consolidation loans, is expected to increase to $95.2 billion in federal fiscal year 2011. We believe that a significant portion of the remaining expenditures on postsecondary education was comprised of other loan products that are not characterized as traditional education loans.

      Education loan consolidation has emerged over the past few years as an important option for consumers. Federal consolidation loans allow consumers to refinance and extend the repayment term of existing education loan debt at a fixed rate and with a single monthly payment that is generally lower than a consumer would pay in the aggregate in monthly payments on the replaced loans. There were $9.5 billion of FFELP consolidation loans disbursed in federal fiscal year 2001. This grew to $23.2 billion and $35.3 billion in federal fiscal year 2002 and 2003, respectively. The DOE, however, projects that FFELP consolidation loan volume will decrease to $25.9 billion in federal fiscal year 2004 and to $22.3 billion in federal fiscal year 2005. Although the DOE projections are the most widely accepted projections available, we note that the DOE’s projections for following-year FFELP consolidation loan volumes have underestimated actual consolidation loan volume in each of federal fiscal year 2003, 2002 and 2001 by $13.6 billion, $8.9 billion and $2.0 billion, respectively.

      According to the College Board, private loan volume, though small in comparison to federal loan volume, has grown at a compounded annual rate of 26.8% in constant dollars, from academic year 1995-1996 through academic year 2002-2003. Total reported private loan volume reached approximately $6.9 billion in the 2002-2003 academic year, up from $1.1 billion in the 1995-1996 academic year. We believe the growth of the private education loan market reflects an increasing reliance on supplements to federal loans, under which the amount that can be borrowed is capped, to bridge the widening gap between the cost of higher education and the amount of funding available to pay that cost through federal education loans. In addition, we believe private education loans are viewed as convenient and attractive financing alternatives by the growing number of older non-traditional students who are more familiar with other consumer finance alternatives.

Total Expenditures for Postsecondary Education

(dollars in billions)

Academic years (beginning)

(Source: U.S. Department of Education)

     The Higher Education Act of 1965, which governs the FFEL Program, must be reauthorized by Congress every five years, and, at such time, the FFEL Program may be amended. The United States Congress is currently considering reauthorization of the Higher Education Act. In connection with this reauthorization, a number of proposals have been made to modify the terms of the FFEL Program, some of which, if enacted, could decrease the yield to lenders of, and borrower demand for consolidation loans. See “Risk Factors.”

Corporate Information

      We were founded in 1998 as Collegiate Funding Services, LLC. Collegiate Funding Services, Inc. is a Delaware corporation incorporated on April 2, 2002.

      In May 2002, we were acquired by The Lightyear Fund, L.P. and its affiliates, which we refer to as Lightyear, and certain other investors. Lightyear is a private investment firm based in New York City. Lightyear invests private equity capital in leveraged buyout, recapitalization and growth opportunities, primarily in the financial services area. Upon completion of this offering, Lightyear will continue to own approximately      % of our common stock.

      Our principal executive offices are located at 100 Riverside Parkway, Suite 125, Fredericksburg, Virginia 22406, and our telephone number is (866) 697-6773. We plan to relocate our principal executive offices to 10304 Spotsylvania Avenue, Suite 100, Fredericksburg, Virginia 22408 in the third quarter of 2004. Our website is www.cfsloans.com. Information contained on our web site is not a part of this prospectus.

The Offering

Common Stock offered by us	shares

Common Stock to be outstanding after this offering	shares

Use of proceeds	We will use $ of the net proceeds from this offering to pay the liquidation preference of all shares of the preferred stock issued by our subsidiary, $ of the net proceeds to repay all outstanding amounts under our revolving line of credit, and the remaining net proceeds to make potential acquisitions and for general corporate purposes. Lightyear, other investors and certain members of management will receive the net proceeds used to pay the liquidation preference of the preferred stock.

Proposed stock symbol

      The number of shares of common stock that will be outstanding after this offering and all other information in this prospectus, unless the context otherwise requires, gives effect to the conversion of all shares of Class A Common Stock and Class B Common Stock into a single class of common stock and a  -for- stock split to be effected immediately prior to consummation of this offering and excludes:

•	315,000 shares of common stock subject to stock options outstanding as of December 31, 2003, options for 56,700 of which were exercisable as of December 31, 2003, at a weighted average exercise price equal to $1.30;

•	warrants to purchase an aggregate of 1,000,000 shares of common stock at an exercise price of $0.01 per share; and

•	shares of common stock available for future grant or issuance under our stock incentive plans.

      Unless otherwise indicated, all information in this prospectus assumes that the underwriters do not exercise the over-allotment option granted to purchase up to                     additional shares of common stock in this offering from the Company.

Summary Consolidated Financial Data

      You should read the summary consolidated financial data set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our and our predecessor’s financial statements and the related notes included elsewhere in this prospectus. We derived the financial data as of December 31, 2003, for the year ended December 31, 2003, and for the period May 17 through December 31, 2002 from our financial statements included elsewhere in this prospectus and we derived the financial data for the period January 1 through May 16, 2002 and for the year ended December 31, 2001 from our predecessor’s financial statements included elsewhere in this prospectus. Prior to 2002, our predecessor sold substantially all of its originated loan applications to third parties and received fees for the sale of these loan applications at the time of sale. Since 2002, we have retained a portion of the FFELP loans that we originate. We and our predecessor retained approximately 50%, 21% and 4% of the FFELP loans originated in 2003, 2002 and 2001, respectively.

	(dollars in thousands, except per share data)

	The Company		Predecessor

		Period May 17	Period	Year
	Year ended	through	January 1	ended
	December 31,	December 31,	through May 16,	December 31,
	2003	2002	2002	2001

Income statement data:
Net interest income (expense)	$21,975	$(2,505)	$2,762	$(930)
Provision for loan losses	2,357	1,270	752	—

Net interest income (expense) after provision for loan losses	19,618	(3,775)	2,010	(930)
Fee income	98,558	84,396	36,427	131,567

Net revenue	118,176	80,621	38,437	130,637
Expenses	119,568	54,284	27,477	68,825

Income (loss) before income taxes and accretion of dividends on preferred stock	(1,392)	26,337	10,960	61,812
Income tax provision (benefit)(1)	(196)	10,726	—	—

Income (loss) before accretion of dividends	(1,196)	15,611	10,960	61,812
Accretion of dividends on preferred stock	6,255	2,929	—	—

Net income (loss)	$(7,451)	$12,682	$10,960	$61,812

Earnings (loss) per common share, basic	$(0.69)	$1.53

Earnings (loss) per common share, diluted	$(0.69)	$1.26

Weighted average common shares outstanding, basic	10,783,059	8,300,000

Weighted average common shares outstanding, diluted	10,783,059	10,068,346

	December 31,

	2003	2003

	As adjusted(2)	Actual

	(dollars in thousands)
Balance sheet data:
Cash and cash equivalents	$	$14,436
Restricted cash		105,355
Student loans, net		2,856,428
Goodwill		160,705
Total assets		3,192,282
Asset-backed notes and lines of credit		3,000,866
Other debt obligations, net		40,531
Total liabilities		3,077,955
Preferred stock of consolidated subsidiary		89,136
Stockholders’ equity		25,191

	Year ended December 31,(3)

	2003	2002	2001

	(dollars in thousands)
Other data:
Originations:(4)
FFELP loans retained	$1,977,934	$824,337	$150,222
FFELP loans sold(5)	1,988,910	3,042,144	3,411,336
Private loans sold(5)	209,312	111,621	43,020

Total volume	$4,176,156	$3,978,102	$3,604,578

Average student loans(6)	$1,621,625	$485,847	$11,536
Average asset-backed notes and lines of credit	1,963,413	757,969	81,108
Student loans serviced (at end of period)(7)	8,906,303	—	—

Ratios:
Net portfolio margin	1.62%	1.27%	(1.44)%
Net claim reject rate by guaranty agencies due to servicer error(8)	0.02%	—	—

(1)	Our predecessor operated as a limited liability company that was treated as a partnership for income tax purposes. As a result, our predecessor had no provision for income taxes.

(2)	As adjusted amounts give effect to our issuance and sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, the midpoint of the range set forth on the cover page, and the application of the estimated net proceeds of this offering, after deducting the underwriting discount and estimated offering expenses payable by us, as set forth under “Use of Proceeds” and “Capitalization.”

(3)	Amounts for the year ended December 31, 2001, reflect information for our predecessor. Amounts for the year ended December 31, 2002, reflect a combination of our information and information for our predecessor.

(4)	Reflects the principal balance of loans which we originate as well as the private education loans we market for origination by our lender partners, which we also refer to as facilitating for origination.

(5)	Reflects, with respect to FFELP and private consolidation loans, the principal balance of loans with respect to which we sold the originated applications, and, with respect to private in-school loans, the principal balance of loans which we facilitated for origination by other lenders.

(6)	Reflects principal balance of loans without adjustments for deferred loan costs which, as of December 31, 2003, 2002 and 2001, totaled $26.4 million, $12.5 million and $1.0 million, respectively. Amounts also do not reflect the allowance for loan losses of $4.1 million, $1.9 million and $0 as of December 31, 2003, 2002 and 2001, respectively.

(7)	Prior to our acquisition of SunTech in April, 2003, SunTech serviced $7.4 billion and $6.2 billion of loans at December 31, 2002 and 2001, respectively.

(8)	Prior to our acquisition of SunTech in April, 2003, SunTech had a net claim reject rate of 0.00% in 2002 and 2001.

RISK FACTORS

      You should carefully consider the following risk factors and all other information contained in this prospectus before investing in shares of our common stock. Investing in our common stock involves a high degree of risk. If any of the following risks actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of our common stock could decline and you may lose part or all of your investment.

Risks Related to Our Industry and Our Company

Changes in federal laws and regulations relating to education loans, particularly legislation affecting federally guaranteed consolidation loans, could materially adversely affect our results of operations and business.

      The Higher Education Act of 1965 must be reauthorized by Congress every five years and the FFEL Program is periodically amended. The United States Congress is currently considering reauthorization of the Act, which is scheduled to expire in 2004. Changes in the Higher Education Act made in the two most recent reauthorizations have resulted in reductions in education loan yields paid to lenders, increased fees paid by lenders and a decreased level of federal guarantee. Federally guaranteed consolidation loans made up 95.0% of our loan originations and 99.9% of our loan portfolio as of December 31, 2003, and efforts underway to pass legislation that affects federal consolidation loans would have a significant impact on us. Some of the key changes that may be considered in the reauthorization debate that could have a negative effect on our business include:

•	Eliminating fixed-rate consolidation loans and requiring that all consolidation loans be made at a variable rate. If consolidation loans are required to be made at a variable rate rather than a fixed rate, as virtually all consolidation loans are currently made, it could reduce the amount of income we can earn on the loans we originate in the future and reduce the demand for consolidation loans.

•	Increasing access to extended repayment terms for Stafford loans. If the Stafford program, which currently allows loan repayment terms of ten years that cannot be extended unless the loans meet certain conditions, is changed to increase access to longer repayment terms on loans, students will be able to realize one of the key benefits of consolidation loans without having to consolidate their loans.

•	Permitting borrowers to refinance consolidation loans. If borrowers holding consolidation loans are permitted to refinance their consolidation loans under the FFEL Program, this would open the consolidation loans in our portfolio to refinancing.

      Any of these legislative changes, if enacted, could have a material adverse impact upon us.

      In addition, legislation has been introduced proposing a number of initiatives aimed at supporting the William D. Ford Federal Direct Loan Program, which we refer to as the FDL Program or FDLP. Under the FDL Program, the DOE makes loans directly to student borrowers through the educational institutions they attend. If legislation promoting the FDL Program to the detriment of the FFEL Program were to be enacted, it could have a material adverse impact on us.

      Further amendments, the nature of which we cannot currently anticipate, could also hurt our business and our results of operations. Moreover, there can be no assurance that the provisions of the Higher Education Act will be reauthorized this year. While Congress has consistently extended the effective date of the Higher Education Act, it may elect not to reauthorize the DOE’s ability to provide interest subsidies and federal guarantees for student loans. Such a failure to reauthorize would reduce the number of federally guaranteed student loans available for us to originate in the future and could materially adversely affect us.

      In addition, the DOE oversees and implements the Higher Education Act and periodically issues regulations and interpretations of that Act. Changes in such regulations and interpretations could negatively impact our business.

Significantly decreased demand for consolidation loans would have a material adverse impact on our business.

      A combination of increased consumer awareness, rising education debt volume and historically low interest rates available to borrowers in the last three years has increased the number of borrowers seeking to consolidate their variable-rate education loans into one loan. Currently, the great majority of our loan originations are consolidation loans. One of the advantages of consolidation loans is that borrowers are able to fix the interest rate on their variable rate student loans at the then existing rate. If rates rise, students may have less incentive to consolidate their loans at a fixed rate. Demand for consolidation loans could also decrease in the future as a result of a decrease in the pool of potential borrowers eligible to consolidate their loans. The DOE projects that FFELP consolidation loan volume will decrease from $35.3 billion in federal fiscal year 2003 to an estimated $25.9 billion in federal fiscal year 2004 and to $22.3 billion in federal fiscal year 2005. Demand for consolidation loans could also decrease as a result of regulatory changes or if certain legislative proposals described above are enacted. A significant decrease in demand for consolidation loans would have a material adverse effect upon our business.

We must comply with governmental regulations relating to our FFELP loans and guaranty agency rules and our business and results of operations could be materially adversely affected if we fail to meet these requirements.

      Our principal business is comprised of originating, holding and servicing education loans made and guaranteed pursuant to the FFEL Program. Most significant aspects of our lines of business are governed by the Higher Education Act. We must also meet various requirements of the guaranty agencies, which are private not-for-profit organizations or state agencies that have entered into federal reinsurance contracts with the DOE, in order to maintain the federal guarantee on our FFELP loans. These requirements establish origination and servicing requirements and procedural guidelines and specify school and borrower eligibility criteria. The federal guarantee of FFELP loans is conditioned on compliance with origination, servicing and collection standards set by the DOE and guaranty agencies. FFELP loans that are not originated, disbursed or serviced in accordance with DOE regulations risk loss of their guarantee, in full or in part.

      Our failure to comply with the regulatory regimes described above may arise from:

•	breaches of our internal control system, such as a failure to adjust manual or automated servicing functions following a change in regulatory requirements;

•	unintentional employee errors, such as inputting erroneous data or failure to adhere to established company processes;

•	technological defects, such as a malfunction in or destruction of our computer systems;

•	fraud by third parties who refer loan applications to us or from whom we acquire originated loan applications; or

•	fraud by our employees or other persons in activities such as origination or borrower payment processing.

      If we fail to comply with any of the above requirements, we could incur penalties or lose the federal guarantee on some or all of our FFELP loans. In addition, even if we comply with the above requirements, a failure to comply by third parties with whom we conduct business may be attributable to us and result in us incurring penalties or losing the federal guarantee on some or all of our FFELP loans. If we experience a high rate of servicing deficiencies, we could incur costs associated with remedial servicing, and, if we are unsuccessful in curing such deficiencies, the eventual losses on the loans that are not cured could be material. In addition, failure to comply with these laws and regulations could result in our liability to borrowers and potential class action suits.

We have only recently begun retaining a significant portion of the loans we originate in our portfolio and servicing loans.

      We were formed in June 1998. Prior to 2002, we did not retain in our portfolio a significant amount of the loans we originated. We retained approximately 50% and 21% of the FFELP loans we originated in 2003 and 2002, respectively. Although we believe that the retained loans are valuable assets, due to their long duration and high quality (due to the federal guarantee), we cannot assure you that our predictions will reflect actual experience. The loans retained in our portfolio may be repaid prior to maturity and may have poor future performance, which could have a material adverse effect on our business.

      In addition, we only began servicing loans in April 2003, following our acquisition of SunTech. Although SunTech has been in business for more than 15 years and has serviced a significant portion of the loans we have originated since our formation in 1998, we have operated as a vertically integrated company offering loan servicing for only one year. If SunTech does not perform at the level of its historical performance, our business and results of operations could be materially adversely affected.

Our quarterly results of operations have varied in the past and are expected to continue to do so, which may cause our stock price to fluctuate.

      Our quarterly results of operations have varied in the past and are expected to continue to do so in the future. The market price of our common stock may decline significantly if our future quarterly results of operations fall below the expectations of securities or industry analysts or investors. A number of factors outside of our control may cause our quarterly results to fluctuate, including:

•	seasonal patterns affecting loan originations, primarily an increase in consolidation activity during the summer and late fall and a decrease in consolidation activity during the rest of the year;

•	the amount and timing of loan sales;

•	the impact of general economic conditions;

•	changes in interest rates; and

•	our introduction of new products.

      We forecast the volume and timing of our loan originations for our operational and financial planning on the basis of many factors and subjective judgments. Therefore, failure to generate originations according to our expectations in a particular quarter could have a material adverse effect on our results of operations for that quarter and for future periods.

“Do not call” registries may limit our ability to market our products and services.

      Our direct marketing operations are subject to various federal and state “do not call” list requirements and may become subject to additional state “do not call” list requirements. The Federal Trade Commission has recently amended its rules to provide for a centralized national “do not call” registry. Under these new federal regulations, consumers may have their phone numbers added to the national “do not call” registry. Generally, we are prohibited from calling anyone on that registry unless we have an existing relationship with that person. We also are required to pay a fee to access the registry on a quarterly basis. Federal enforcement of the “do not call” provisions began in the fall of 2003, and the rule provides for fines of up to $11,000 per violation and other possible penalties. This rule may restrict our ability to market effectively our products and services to new customers. Furthermore, compliance with this new rule may prove difficult, and we may incur penalties for improperly conducting our marketing activities. In addition, failure to comply with the terms of this new rule could have a negative impact on our reputation.

      Nineteen states continue to maintain state “do not call” lists with varying penalties and fines for noncompliance. Compliance and coordination with these state lists and with federal lists may prove difficult and we may incur additional penalties for failure to comply with any of these lists, which could also have a negative impact on our business.

Our inability to maintain relationships with financial institutions that acquire our originated loan applications, with our eligible lender or with lenders that originate our private loans could have material adverse effect on our ability to sustain or increase our business.

      We enter into forward purchase agreements with financial institutions who agree to purchase, and in certain cases, require that we sell to them, a portion of the FFELP or private consolidation loan applications we originate. Under these contracts, which are typically one- to three-year agreements, we generate loan applications that are then forwarded to partnering financial institutions over pre-determined periods of time and for agreed upon fees. If we are unable to renew forward purchase agreements with these institutions at rates or on terms that we deem acceptable, or if, such contracts are terminated, we would have to find other financial institutions to acquire our loan applications or we would have to hold a larger portion of loans we originate in our portfolio. Fees received from three customers under forward purchase agreements each accounted for more than 10% of our net revenue in 2003. We can provide no assurance that we will be able to renew these contracts or that suitable replacements can be found at acceptable rates or on acceptable terms.

      In addition, when we originate FFELP loans on our own behalf or when we acquire FFELP loans from others, we engage U.S. Bank National Association as our “eligible lender,” as defined in the Higher Education Act, to act as our trustee to hold title to all such originated and acquired FFELP loans. This eligible lender trustee holds the legal title to our FFELP loans, and we hold 100% of the beneficial interests in those loans. If we are unable to renew our contract with U.S. Bank, or if the contract is terminated, we would have to find another institution to serve as our eligible lender. We can provide no assurance that we will be able to renew this contract or that a replacement eligible lender can be found at acceptable rates or on acceptable terms.

      Moreover, we have a relationship with a lender for whom we market and facilitate the origination of private in-school loans. The number of financial institutions willing to originate and finance these private in-school loans will be a significant factor in the growth of this market. As the market is less mature than that for federally guaranteed loans, there are, at present, fewer institutions originating and acquiring these loans. Accordingly, we can provide no assurance that we will be able to renew this contract or that suitable replacements could be found or that we will find additional lenders willing to finance the volume of private loans that we may seek to market or originate.

      Any failure to maintain or replace contractual relationships with these financial institutions or lenders could have a material adverse effect on our ability to sustain or increase our business.

If our strategies to grow our business are not successful, our results of operations and business could be materially adversely affected.

      Our strategy includes increasing the amount of private loans we originate or whose origination we facilitate, as well as expanding our channels of distribution. We have much more limited experience in these products and channels than in our business of marketing and originating FFELP consolidation loans through our DTC channel. In connection with these strategies, we have invested and will continue to invest resources in market research and technology and have hired and trained and will continue to hire and train additional personnel, when necessary. If these strategies are not successful, our results of operations and business could be materially adversely affected.

Our ability to operate our company effectively could be impaired if we fail to attract and retain key personnel.

      Our ability to operate our business and implement our strategies effectively depends, in part, on the efforts of our executive officers and other key employees. In addition, our future success will depend on, among other factors, our ability to attract and retain other qualified personnel. The loss of the services of any of our key employees or the failure to attract or retain other qualified personnel could have a material adverse effect on our business.

We may not be able to successfully make acquisitions or increase our profits from these acquisitions.

      We intend to pursue continued growth through selected acquisitions. Such an acquisition strategy includes certain risks. For example:

•	we may be unable to identify strategic acquisition candidates, negotiate definitive agreements on acceptable terms or, as necessary, secure additional financing;

•	we may encounter unforeseen expenses, difficulties, complications or delays in connection with the integration of acquired entities;

•	we may fail to achieve acquisition synergies;

•	our acquisition strategy, including the focus on the integration of operations of acquired entities, may divert management’s attention from the day-to-day operation of our businesses;

•	acquired loan or servicing portfolios may have unforeseen problems; or

•	key personnel at acquired companies may leave employment.

      In addition, we may compete for certain acquisition targets with companies having greater financial resources than us. We cannot assure you that we will be able to successfully make future acquisitions or what effects those acquisitions may have on our financial condition and results of operations. Inherent in any future acquisition is the risk of transitioning company cultures and facilities. The failure to efficiently and effectively achieve such transitions could have a material adverse effect on our financial condition and results of operations, particularly during the period immediately following any acquisitions.

      We anticipate that we would finance potential acquisitions through cash provided by operating activities and/or borrowings, which would reduce our cash available for other purposes and our debt capacity, as well as our debt service requirements. We cannot assure you, however, that we would be able to obtain needed financing in the event strategic acquisition opportunities are identified. We may also consider financing acquisitions by issuing additional shares of common stock, which would dilute your ownership.

Our inability to maintain our relationships with third parties for whom we service loans could have an adverse impact on our business.

      Our inability to maintain strong relationships with servicing customers could result in loss of loan servicing volume generated by some of our loan servicing customers. We cannot assure you that these relationships will continue. The loss of such loan servicing volume could result in an adverse effect on our business. As of December 31, 2003, approximately 69.4% of the loans we serviced were owned by third parties. Of these, a majority are governed by agreements with terms of three years or less. To the extent that our third-party servicing clients reduce the volume of education loans that we service on their behalf, our income would be reduced, and, to the extent the related costs could not be reduced correspondingly, our net income could be materially adversely affected. We might lose third-party servicing volume for a variety of reasons, including if our third-party servicing clients begin or increase internal servicing activities, shift volume to another service provider, exit the FFEL Program completely or if we fail to comply with applicable laws and regulations.

If loan applications for federally guaranteed loans that we sell are subsequently found to be ineligible for the federal guarantee, we may be required to purchase such loans and reimburse the DOE for certain fees.

      Pursuant to the terms of our forward purchase agreements, FFELP loans that we originate must comply with all applicable laws and regulations and must be eligible for federal guarantee. A portion of the loan applications that we originate and sell are generated by third-party marketing entities with whom we have marketing contracts. If any of the loan applications that we sell under our forward purchase agreements, whether marketed by us or by a third-party marketer, are deemed ineligible for federal guarantee by a guaranty agency, we may be obligated to purchase those loans. We would also be required to reimburse the DOE for fees associated with those loans. Prior to 2001, a portion of the loan applications we originated were generated by referrals from collection agencies, including approximately $3.9 million in principal amount of loans generated by referrals from the Valley Acceptance Corporation. Individuals associated with Valley Acceptance have been charged with improper processing of loans, including loan applications which we originated and sold to third parties. To date, a small number of claims relating to these loans have been rejected by the applicable guarantee agency, and, accordingly, we may be required to purchase these loans and reimburse the DOE for the associated fees. If other loan applications which we originated are found to be ineligible for federal guarantee after they are funded, including loans referred by other third-party marketers, we may be required to purchase additional loans in the future and reimburse the DOE for the associated fees which could have an adverse effect on our results of operations.

We could experience cash flow problems if a guaranty agency defaults on its guarantee obligation.

      A deterioration in the financial status of guaranty agencies, which are private not-for-profit organizations or state agencies, or in their ability to honor guarantee claims on defaulted student loans could result in a failure of these guaranty agencies to make their guarantee payments in a timely manner, if at all. If the DOE has determined that a guaranty agency is unable to meet its guarantee obligations, we may submit claims directly to the DOE, and the DOE would be required to pay the full guarantee claim. In such event, payment of the guarantee claims may not be made in a timely manner, which could adversely affect our liquidity.

Higher rates of prepayments of student loans could reduce our profits.

      Pursuant to the Higher Education Act, borrowers may prepay loans made under the FFEL Program at any time. Prepayments may result from consolidating student loans, which has historically tended to occur more frequently in low interest rate environments, from borrower defaults, which will result in the receipt of a guarantee payment and from voluntary full or partial prepayments, among other things. The rate of voluntary prepayments of student loans may be influenced by a variety of economic, social and other factors affecting borrowers, including interest rates, the availability of alternative financing and legislative changes. Any legislation that permits borrowers to refinance existing consolidation loans at possibly lower interest rates could significantly increase the rate of prepayments on our student loans. Our profits could be adversely affected by higher prepayments, which would reduce the amount of interest we receive and expose us to reinvestment risk.

Fluctuations in interest rates may materially and adversely affect our results of operations.

      Because we expect to generate a significant portion of our earnings from the difference, or spread, between the yield we receive on our portfolio of loans and the cost of financing these loans, changes in interest rates could have a material effect on our results of operations. Substantially all the loans in our portfolio are FFELP consolidation loans which bear interest at a fixed rate, however, the yield we receive is the higher of the fixed rate or a variable rate determined under the FFEL Program. For consolidation loans currently in our portfolio, the FFELP-determined variable rate is 2.64% over the 91-day financial commercial paper rate. Substantially all interest costs on our debt obligations are determined based upon LIBOR, commercial paper or the result of auctions. Using the portfolio as of December 31, 2003 and assuming normal portfolio payment patterns for 2004, an increase in interest rates of 200 basis points would decrease our net interest income by approximately $22.2 million and an increase in interest rates of 100 basis points would decrease our net interest income by approximately $14.5 million, while a corresponding decrease in these interest rates of 100 basis points would increase our net interest income by approximately $22.4 million. Changes in interest rates, the composition of our loan portfolio and derivative instruments will impact the effect of interest rates on our earnings, and we cannot predict any such impact with any level of certainty. See “Management’s Discussion and Analysis of Financial Condition and Result of Operations—Interest Rate Risk.”

Our derivative instruments may not be successful in managing our interest rate risk and failure of counterparties to perform under certain derivative instruments could harm our business.

      When we utilize derivative instruments, we utilize them to manage our interest rate sensitivity. Although we do not use derivative instruments for speculative purposes, our derivative instruments do not meet the criteria set forth in Statement of Financial Accounting Standards, or SFAS, No. 133, Accounting for Derivatives Instruments and Hedging Activities, which allow offset of the changes in the fair value of the derivative instrument against the effects of the changes in the hedged item in the statement of income. Therefore, we only mark-to-market the derivative instruments with changes reflected in the income statement. The derivative instruments we use are typically in the form of interest rate swaps and interest rate caps, which have a duration of between twelve and twenty four months. Our interest rate hedging strategy is designed to address fluctuations in the short term, rather than the long term. Developing an effective strategy for dealing with movements in interest rates is complex, and no strategy can completely insulate us from risks associated with such fluctuations. In addition, a counterparty to a derivative instrument could default on its obligation, thereby exposing us to credit risk. Further, we may have to repay certain costs, such as transaction fees or brokerage costs, if a derivative instrument is terminated by us. As a result, we cannot assure you that our economic hedging activities will not have an adverse impact on our results of operations or financial condition.

If we fail to renew our warehouse facility and revolving line of credit, our liquidity and results of operations could be adversely affected.

      Our primary funding needs are those required to finance our loan portfolio and satisfy our cash requirements for acquisitions, operating expenses and technological development. We rely upon a conduit warehouse facility to support our funding needs on a short-term basis. The term of the facility is one year, and it is renewable at the option of the lender and may be terminated at any time for cause. Currently, the aggregate short-term availability under our warehouse facility is $1.0 billion, which will be reduced to $500 million in May 2004. There can be no assurance that we will be able to maintain such conduit facility, increase the availability under such facility or find alternative funding, if necessary. Our revolving line of credit may be terminated at any time upon the occurrence of an event of default. Unavailability of warehouse or revolving financing sources may subject us to the risk that we may be unable to meet our financial commitments to borrowers and creditors when due, unless we find alternative funding mechanisms. If the availability under our warehouse facility were to decrease or terminate, our ability to retain loans could be adversely affected, which could adversely affect our results of operation on a short- and/ or long-term basis.

Characteristics unique to asset-backed securitizations pose risks to our continued liquidity and our results of operations.

      We have begun to rely upon, and expect to rely increasingly upon, asset-backed securitizations as our most significant source of long-term funding for our loan portfolio. Approximately $1.9 billion and $500 million of our asset-backed securitizations were issued for the years ended December 31, 2003 and 2002, respectively. Our access to the asset-backed securitization market is subject to conditions in the asset-backed securitization market, over which we have no control. If our access to the asset-backed securitization market were to decrease, we would have to find other methods to finance our loan originations on a long-term basis or be required to sell a larger portion of our originated loan applications either of which option, if available, may be less favorable than the asset-backed securitization market has been historically. In such event, our liquidity and results of operations could be adversely affected on a short and/or long term basis.

      As part of our securitization transactions in 2003 and 2002, we borrowed funds in excess of the principal balance of the loans included in the applicable securitization transactions. A portion of these additional funds was used to repay other indebtedness and to fund our operations. We are also entitled to receive excess spread from securitizations in the future, generally after the principal balance of the loans and restricted cash held in the securitizations equals the outstanding indebtedness. However, our rights to cash flow from securitized loans are subordinate to noteholder interests and these loans may fail to generate any cash flow beyond what is due to pay bondholders. Moreover, the cash generated from these loans may be restricted by these securitization vehicles for certain periods. Accordingly, adverse developments in the performance of our current and future securitizations could adversely affect our liquidity.

      The interest rates on certain of our asset-backed securities are set and periodically reset via a “dutch auction” utilizing remarketing agents for varying intervals ranging from seven to 91 days. If there are insufficient potential bid orders in the auctions to purchase all of the notes offered for sale or being repriced, we could be subject to interest costs substantially above the anticipated and historical rates paid on these types of securities. A failed auction or remarketing could also reduce the investor base of our future securitizations and other financing and debt instruments.

Future losses due to defaults on loans held by us present credit risk which could adversely affect our earnings.

      As of December 31, 2003, 100% our loan portfolio was comprised of FFELP loans. These loans benefit from a federal guarantee of 98% of their principal balance and accrued interest. We bear full risk of losses experienced with respect to the 2% non-guaranteed portion of the loans.

      The performance of the FFELP loans in our portfolio is affected by the economy and other factors outside of our control, and a prolonged economic downturn may have an adverse effect on the credit performance of these loans. While we provide allowances estimated to cover losses that may be experienced in our loans that are federally guaranteed under the FFEL Program, there can be no assurance that such allowances will be sufficient to cover actual losses in the future. Increases in losses in excess of our allowance could adversely affect our results of operations in the future.

Access to alternative means of financing the costs of education may reduce demand for government guaranteed and private education loans.

      The demand for government guaranteed and private education loans could weaken if borrowers use other sources of funds to finance their post-secondary education. These sources include, among others:

•	home equity loans or lines of credit, under which families borrow money based on the value of their real estate;

•	Federal Direct Loan Program loans, if the DOE or schools increase the education loans available through the FDL Program;

•	pre-paid tuition plans, which allow students to pay tuition at today’s rates to cover tuition costs in the future;

•	529 plans, which are state-sponsored investment plans that allow a family to save funds for education expenses; and

•	education IRAs, now known as Coverdell Education Savings Accounts, under which a holder can make annual contributions for education savings.

      If demand for government guaranteed or private education loans weakens, we would experience reduced demand for our products and services.

Competition from other originators, lenders and servicers and competition created by the Federal Direct Loan Program may materially adversely impact our business.

      We face significant competition from SLM Corporation, the parent company of Sallie Mae. SLM Corporation originated $15.2 billion of education loans through its preferred channel in 2003, services nearly half of all outstanding FFELP loans and is the largest holder of education loans, with a managed portfolio of approximately $89 billion as of December 31, 2003. We also face intense competition from other education-related entities, such as Education Lending Group and College Loan Corporation. As we seek to further expand our business, we will face numerous other competitors, many of which will be well established in the markets we seek to penetrate. Some of our current and potential competitors are much larger than we are, have better name recognition than we do and have greater financial and other resources than we do. Several of these competitors have large market capitalizations or cash reserves and are better positioned to acquire companies or portfolios in order to gain market share than we are. Consequently, such competitors may have more flexibility to address the risks inherent in the education finance business. Finally, some of our competitors are tax-exempt organizations that do not pay federal or state income taxes. As a result of their tax-exempt status, these organizations may have access to a lower cost of funding their education loans than we do. These factors could give our competitors significant advantages.

      In 1992, Congress created the William D. Ford Federal Direct Loan Program, which we refer to as the FDL Program or the FDLP. Under the FDL Program, the DOE makes loans directly to student borrowers through the educational institutions they attend. FDL loans are available to students only if the institution they attend participates in the FDL Program. The volume of student loans made under the FFEL Program and available for us to originate may be reduced to the extent loans are made to students under the FDL Program.

Failures in our information technology system could materially disrupt our business.

      Our servicing and operating processes are highly dependent upon our information technology system infrastructure, and we face the risk of business disruption if failures in our information systems occur, which could have a material impact upon our business and operations. We depend heavily on our own computer-based data processing systems in servicing both our own loans and those of third-party servicing customers. Problems or errors may occur in the future in connection with the conversion of newly originated and acquired loans to our platform. If servicing errors do occur, they may result in a loss of the federal guarantee on the FFELP loans that we service or in a failure to collect amounts due on the student loans that we service. A major physical disaster or other calamity that causes significant damage to our information systems could adversely affect our business. Additionally, loss of our information systems for a sustained period of time could have a negative impact on our performance and ultimately on our cash flow in the event we were unable to process borrower payments.

If we fail to comply with governmental regulations relating to our private loan business, our business and results of operations could be adversely affected.

      We are expanding our private loan business and currently originate and facilitate the origination of private loans for third parties. The origination of private loans is subject to federal and state consumer protection laws and regulations, including state usury and disclosure laws and related regulations, and the Federal Truth in Lending Act. These laws and regulations impose substantial requirements upon lenders and their agents and servicers involved in consumer finance. Failure to comply with these governmental regulations could have an adverse effect on our business and results of operations.

If we become subject to the licensing laws of any jurisdiction or any additional government regulation, our compliance costs could increase significantly.

      In addition to being subject to certain state and federal consumer protection laws, which may change, we are currently licensed as telemarketers in two states. We could also become subject to other licensing laws due to changes in existing federal and state regulations. As a result, we could be required to (1) implement additional or different programs and information technology systems, (2) meet new licensing capital and reserve requirements or (3) incur additional administrative, compliance and third-party service costs. Furthermore, we could become subject to licensing laws in other states if we engage in licensable activities in the future. This includes the risk that even if we were not physically present, a state could assert jurisdiction over our operations for services we provide through the mail, by phone, through the Internet or by other remote means. Our failure to comply with such requirements could subject us to civil or criminal penalties and could curtail our ability to continue to conduct business in that jurisdiction.

Moreover, compliance with such requirements could involve additional costs. Either of these consequences could have a material adverse effect on our business.

      Additionally, other organizations with which we work are subject to licensing and extensive governmental regulations, including truth-in-lending laws and other consumer protection regulations. From time to time we have, and we may in the future, become responsible for compliance with these regulations under contractual arrangements with our clients. If we fail to comply with these regulations, we could be subject to civil or criminal penalties.

Failure to comply with restrictions on inducements under the Higher Education Act could harm our business.

      The Higher Education Act generally prohibits a lender from providing inducements to educational institutions or individuals in order to secure applicants for FFELP loans. However, the DOE permits de minimis gifts in connection with advertising FFELP loans. If the DOE were to change its position on these matters, this could potentially result in the DOE imposing sanctions upon us if we fail to adapt our policies to comply with the new guidelines, and such failure could impact our business.

      We have also entered into various agreements to use marketing lists of prospective borrowers from sources such as associations. On occasion, we pay to acquire these lists and for completed loan applications resulting from these lists. We believe that such arrangements are permissible and do not violate restrictions on inducements, as they fit within a regulatory exception recognized by the DOE for generalized marketing and advertising activities. The DOE has provided subregulatory guidance that such arrangements do not raise any improper inducement issues, since such arrangements fall within the generalized marketing exception. If the DOE were to change its position, this could hurt our reputation and potentially result in the DOE imposing sanctions on us. These sanctions could negatively impact our business.

Risks Related to This Offering

Future sales of our common stock may depress our stock price.

      The market price of our common stock could decline as a result of sales of substantial amounts of our common stock in the public market after this offering or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future equity offerings. There will be                      shares of our common stock outstanding immediately after this offering.

      All of the shares of our common stock sold in this offering will be freely transferable by persons other than our affiliates without restriction or further registration under the Securities Act of 1933. Substantially all of the remaining shares of our outstanding common stock will be eligible for immediate sale in the public market pursuant to Rule 144 under the Securities Act of 1933 (other than shares of common stock held by our affiliates, who after completion of this offering will own approximately      % of our outstanding common stock, which will be subject to volume limitations) subject to 180-day lock-up agreements with the underwriters described below. See “Shares Eligible for Future Sale.”

      We and our executive officers and directors and our existing stockholders have entered into 180-day lock-up agreements with the underwriters. The lock-up agreements prohibit each of us from selling or otherwise disposing of shares of common stock except in limited circumstances. The lock-up agreements are only contractual agreements, and J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, at their discretion, can waive the restrictions of any lock-up agreement at an earlier time without prior notice or announcement and allow any of us to sell shares of our common stock. If the restrictions in the lock-up agreement are waived, shares of our common stock will be available earlier for sale into the public market, subject to applicable securities laws, which could reduce the market price for shares of our common stock. While we will require executive officers to maintain a certain level of ownership of our common stock, we cannot assure you that our directors or stockholders will maintain their ownership position of our common stock after the end of the lock-up period. Under the terms of the

stockholders agreement, Lightyear, which will beneficially own approximately                      shares of our common stock, or      %, after this offering, will have the ability to require us to register the resale of its shares. In addition, TCW, which will beneficially own approximately                      shares of our common stock, or      %, after this offering, will also have the ability to require us to register the resale of its shares. Lightyear and certain other investors will have the ability to exercise certain “piggyback” registration rights in connection with other registered offerings. See “Shares Eligible for Future Sale” and “Certain Relationships and Related Transactions.”

      In addition, pursuant to our stock incentive plan, we have granted options to purchase approximately 315,000 shares of common stock. Of these, options to purchase 56,700 shares are currently vested and exercisable. We have reserved 385,000 shares for future issuance under our stock incentive plan and prior to the offering, we intend to increase the number of shares of common stock available for future issuance. In addition, we will have an additional            shares of common stock reserved for issuance pursuant to our stock incentive plan. Following the consummation of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register the sale of shares issued or issuable upon the exercise of stock options. In the future, we may issue our common stock in connection with acquisitions. The amount of such common stock issued could constitute a material portion of our then outstanding common stock. The issuance of additional shares of common stock could result in dilution to our stockholders and a decline in the market price of our common stock.

Lightyear controls us and may have conflicts of interest with us or you in the future.

      Prior to this offering, Lightyear beneficially owned approximately      % of our outstanding shares of common stock, and, after giving effect to this offering, Lightyear will beneficially own      % of our common stock, or      % if the underwriters exercise their over-allotment option in full. As a result, Lightyear will have the ability to control the outcome of the election of our directors, which may give Lightyear substantial influence over our decisions to enter into any corporate transaction. Lightyear also will have the ability to prevent any transaction that requires the approval of stockholders, regardless of whether or not other stockholders believe that any such transactions are in their own best interests. For example, Lightyear could cause us to make acquisitions that increase the amount of our indebtedness. Additionally, Lightyear is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with our business. Lightyear may also pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. So long as Lightyear continues to own a significant amount of the outstanding shares of our common stock, it will continue to be able to strongly influence or effectively control our decisions.

There is no existing market for our common stock, and we do not know if one will develop to provide you with adequate liquidity.

      There has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market on the                          or otherwise or how liquid that market might become. The initial public offering price for the shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering.

Provisions in our certificate of incorporation and bylaws and Delaware corporate law may discourage a takeover attempt.

      Provisions contained in our certificate of incorporation and bylaws and the corporate law of Delaware, the state in which we are incorporated, could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders. Provisions of our certificate of incorporation and bylaws impose various procedural and other requirements, which could make it more difficult for stockholders to effect certain corporate actions.

      These anti-takeover provisions, which may delay or deter a change of control of the company, include the following:

•	the board of directors is authorized to determine the rights, preferences, privileges and restrictions of unissued series of preferred stock, without any vote or action by our stockholders;

•	the board of directors is classified into three classes;

•	stockholders may remove a director only for cause and only upon the affirmative vote of at least 80% of the then outstanding shares entitled to vote in the election of directors, voting together as a single class;

•	vacancies on the board of directors may only be filled by the affirmative vote of a majority of the remaining directors;

•	stockholder action by written consent is prohibited and special meetings of stockholders may only be called by our chief executive officer or board of directors; and

•	advance notice is required for stockholder proposals and director nominations.

      These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock. See “Description of Capital Stock.”

The market price of our common stock may be volatile, which could cause the value of your investment to decline.

      After this offering, our stock price may vary significantly from the initial offering price in response to the risk factors described in this section and to the following factors, some of which are beyond our control:

•	failure of our operating results to meet the expectations of investors or security analysts;

•	changes in investment recommendations by security analysts relating to our common stock;

•	changes in market valuations of our competitors;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments; and

•	fluctuations in stock prices generally.

The book value of shares of common stock purchased in the offering will be immediately diluted.

      Our net tangible book value as of December 31, 2003 was negative $135.5 million, or negative $9.20 per share of common stock. Accordingly, investors who purchase common stock in the offering will suffer immediate dilution of $           per share in the pro forma net tangible book value per share. We also have outstanding stock options and warrants representing approximately      % of the outstanding common stock with exercise prices that are below the estimated initial public offering price of the common stock. To the extent that these options or warrants are exercised, there will also be dilution.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus includes “forward-looking statements.” Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenue or performance, future loan originations, capital expenditures, financing needs, plans or intentions relating to acquisitions, business trends and other information that is not historical information and, in particular, appear under the headings “Summary,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” When used in this prospectus, the words “estimates,” “expects,” “anticipates,” “projects,” “plans,” “intends,” “believes,” “forecasts,” or future or conditional verbs, such as “will,” “should,” “could” or “may,” and variations of such words or similar expressions are intended to identify forward-looking statements. All forward-looking statements, including, without limitation, management’s examination of historical operating trends and data are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith, and we believe there is a reasonable basis for them. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved.

      There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in this prospectus. Important factors that could cause our actual results to differ materially from the forward-looking statements we make in this prospectus are set forth in this prospectus, including under the heading “Risk Factors.”

      All forward-looking statements attributable to us or persons acting on our behalf apply only as of the date of this prospectus and are expressly qualified in their entirety by the cautionary statements included in this prospectus. We undertake no obligation to update or revise forward-looking statements which may be made to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events unless we have an obligation to do so under the federal securities laws.

USE OF PROCEEDS

      We estimate that the net proceeds from the sale of                      shares of common stock being offered hereby at an assumed initial public offering price per share of $          , the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and offering expenses, will be approximately $                     million. We will use $          of the net proceeds from this offering to pay the liquidation preference of all shares of the preferred stock issued by our subsidiary, $          of the net proceeds to repay all outstanding amounts under our revolving line of credit and the balance of the net proceeds to make potential acquisitions and for general corporate purposes. Lightyear, other investors and certain members of management will receive the net proceeds of the offering used to pay the liquidation preference of the preferred stock.

DIVIDEND POLICY

      We do not currently intend to pay any cash dividends on our common stock and, instead, intend to retain earnings, if any, for future operation and expansion. We are not permitted to pay dividends on our common stock under the terms of our revolving line of credit. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant.

CAPITALIZATION

      The following table sets forth our capitalization as of December 31, 2003 on an actual basis and on an as adjusted basis to reflect:

•	the -for- split of our common stock prior to the completion of this offering;

•	the sale of approximately shares of our common stock in this offering at an assumed public offering price per share of $ , the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and offering expenses; and

•	the application of the estimated net proceeds therefrom as described under “Use of Proceeds.”

      You should read the information in this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the consolidated financial statements of our predecessor company included elsewhere in this prospectus.

	As of
	December 31, 2003

	Actual	As adjusted

	(dollars in thousands)
Debt and Capital Lease Obligations:
Asset-backed notes and lines of credit	$3,000,866	$
Other debt obligations, net	40,531
Capital lease obligations	1,896

Total debt and capital lease obligations	3,043,293
Preferred stock of consolidated subsidiary	89,136
Stockholders’ equity:
Common stock	14
Deferred compensation	(107)
Notes receivable	(509)
Additional paid-in capital	20,562
Retained earnings	5,231

Total stockholders’ equity	25,191

Total capitalization	$3,157,620	$

      The table above excludes the following shares:

•	315,000 shares of common stock subject to stock options outstanding as of December 31, 2003, options for 56,700 of which were exercisable as of December 31, 2003, at a weighted average exercise price equal to $1.30;

•	warrants to purchase an aggregate of 1,000,000 shares of common stock at an exercise price of $0.01 per share; and

•	shares of common stock available for future grant or issuance under our stock incentive plans.

DILUTION

      If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the adjusted net tangible book value per share of our common stock immediately after this offering. Our net tangible book value as of December 31, 2003 was negative $135.5 million, or negative $9.20 per share of common stock. Net tangible book value per share is determined by dividing our tangible net worth (total tangible assets less total liabilities and subsidiary preferred stock) by the aggregate number of shares of common stock outstanding.

      Dilution is the amount by which the offering price paid by the purchasers of the common stock to be sold in this offering will exceed the net tangible book value per share of common stock after the offering. After giving effect to the sale of shares of common stock in this offering at an assumed initial public offering price of $           per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and offering expenses and the application of the net proceeds therefrom as described under “Use of Proceeds,” our pro forma net tangible book value as of December 31, 2003 would have been $          , or $           per share of common stock. This represents an immediate increase in net tangible book value of $           per share to existing stockholders and an immediate dilution in net tangible book value of $           per share to new investors.

      The following table illustrates this per share dilution:

		Per share

Assumed initial public offering price per share		$
Net tangible book value per share before this offering	$(9.20)
Increase per share attributable to this offering
Pro forma net tangible book value per share after this offering
Dilution per share to new investors		$

      The following table summarizes, on a pro forma basis as of December 31, 2003, the total number of shares of common stock purchased from us, the total consideration, including non-cash consideration, paid to us and the average price per share paid by existing stockholders and by new investors purchasing shares in this offering. The calculation below is based on an assumed initial public offering price of $           per share, which is the midpoint of the range listed on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses that we must pay:

	Shares Purchased		Total Consideration
					Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders	14,734,311	%	$	%	$
New investors

Total		100.00%	$	100.00%

      The tables and calculations above assume no exercise of outstanding options or warrants. To the extent that these options or warrants are exercised, there will also be dilution to new investors. See “Management— Executive Compensation” and “Description of Capital Stock.”

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

      You should read the summary consolidated financial data set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our and our predecessor’s financial statements and the related notes included elsewhere in this prospectus. We derived the financial data as of December 31, 2003 and 2002, for the year ended December 31, 2003 and for the period May 17 through December 31, 2002 from our financial statements included elsewhere in this prospectus. We derived the financial data for the period January 1 through May 16, 2002 and for the year ended December 31, 2001 from our predecessor’s financial statements included elsewhere in this prospectus and we derived the financial data as of December 31, 2001, 2000 and 1999, for the years ended December 31, 2000 and 1999 from our predecessor’s financial statements not included elsewhere in this prospectus. The historical results are not necessarily indicative of the results to be expected for any future period.

	(dollars in thousands, except per share data)

			Predecessor
	The Company
			Period
		Period May 17	January 1
	Year ended	through	through	Year ended December 31,
	December 31,	December 31,	May 16,
	2003	2002	2002	2001	2000	1999

Income statement data:
Net revenue:
Interest income	$61,846	$18,804	$7,454	$1,623	$143	$—
Interest expense	39,871	21,309	4,692	2,553	163	32

Net interest income (expense)	21,975	(2,505)	2,762	(930)	(20)	(32)
Provision for loan losses	2,357	1,270	752	—	—	—

Net interest income (expense) after provision for loan losses(1)	19,618	(3,775)	2,010	(930)	(20)	(32)
Fee income(1)	98,558	84,396	36,427	131,567	66,919	4,435

Net revenue(1)	118,176	80,621	38,437	130,637	66,899	4,403
Expenses:
Salaries and related benefits	54,640	30,601	16,819	40,863	18,499	1,167
Other selling, general and administrative expenses:
Marketing and mailing costs	25,006	11,164	2,613	12,365	11,408	1,941
Communications and data processing	7,515	5,156	1,712	2,375	1,185	78
Management and consulting fees	3,313	1,250	2,800	6,720	3,260	200
Professional fees	6,315	1,608	603	710	359	164
Depreciation and amortization	4,328	1,244	754	1,094	459	49
Other general and administrative	8,326	3,261	2,176	4,698	2,379	523

Total other selling, general, and administrative expenses	54,803	23,683	10,658	27,962	19,050	2,955
Swap interest	3,439	—	—	—	—	—
Derivative mark-to-market	1,862	—	—	—	—	—
Debt extinguishment	4,824	—	—	—	—	—

Total expenses	119,568	54,284	27,477	68,825	37,549	4,122

Income (loss) before income taxes and accretion of dividends on preferred stock	(1,392)	26,337	10,960	61,812	29,350	281
Income tax provision (benefit)(2)	(196)	10,726	—	—	—	—

Income (loss) before accretion of dividends	(1,196)	15,611	10,960	61,812	29,350	281
Accretion of dividends on preferred stock	6,255	2,929	—	—	—	—

Net income (loss)	$(7,451)	$12,682	$10,960	$61,812	$29,350	$281

Earnings (loss) per common share, basic	$(0.69)	$1.53

Earnings (loss) per common share, diluted	$(0.69)	$1.26

Weighted average common shares outstanding, basic	10,783,059	8,300,000

Weighted average common shares outstanding, diluted	10,783,059	10,068,346

	(dollars in thousands)

	The Company			Predecessor

	2003
	As adjusted(3)	2003	2002	2001	2000	1999

Balance sheet data (at period end):
Cash and cash equivalents		$14,436	$32,535	$7,182	$6,227	$297
Restricted cash		105,355	41,608	371,163	—	—
Student loans, net		2,856,428	973,055	150,935	—	—
Goodwill		160,705	152,552	3,004	—	—
Total assets		3,192,282	1,221,502	542,436	14,259	1,704
Asset-backed notes and lines of credit		3,000,866	1,027,200	527,200	—	—
Other debt obligations, net		40,531	108,604	1,514	1,515	210
Total liabilities		3,077,955	1,147,080	533,427	3,148	1,409
Preferred stock of consolidated subsidiary		89,136	50,262	—	—	—
Stockholders’/Members’ equity		25,191	24,160	9,009	11,111	295

(1)	Prior to 2002, our predecessor sold substantially all of our originated applications to third parties and received fees for the sale of these loan applications at the time of sale. Since 2002, we have retained an increasing portion of the FFELP loans we originate. We and our predecessor retained approximately 50%, 21% and 4% of the FFELP loans originated in 2003, 2002 and 2001, respectively.

(2)	Our predecessor operated as a limited liability company that was treated as a partnership for income tax purposes. As a result, our predecessor had no provision for income taxes.

(3)	As adjusted amounts give effect to our issuance and sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, the midpoint of the range set forth on the cover page, and the application of the estimated net proceeds of this offering, after deducting the underwriting discount and estimated offering expenses payable by us, as set forth under “Use of Proceeds” and “Capitalization.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion and analysis of our results of operations and financial condition for the fiscal years ended December 31, 2003, 2002 and 2001 should be read in conjunction with Selected Consolidated Financial Data and our and our predecessor’s audited consolidated financial statements and the notes to those statements that are included elsewhere in this prospectus. Our discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those set forth under the Risk Factors, Cautionary Notice Regarding Forward-Looking Statements and Business sections and elsewhere in this prospectus.

Overview

      We are a vertically integrated education finance company that markets, originates, finances and services education loans. We originated or facilitated the origination of $4.2 billion in education loans in 2003 and we believe we are among the top five originators of federal and private education loans in the United States. Of our total loan originations in 2003, $4.0 billion were federally guaranteed consolidation student loans made through the FFEL Program. Beginning in May 2003, we increased our focus on private education loans and, in 2003, we originated or facilitated the origination of $199.6 million of these loans. As of December 31, 2003, we also serviced approximately $8.9 billion in student loans made to over 360,000 customers.

      We commenced operations in 1998 through a predecessor company. On May 17, 2002, Lightyear acquired us. As a result of the acquisition, all of our assets and liabilities were recorded at their estimated fair value. The excess of the purchase price over the fair value of net assets acquired of approximately $159.5 million was recorded as an increase of $7.0 million to loan receivables, $0.9 million to debt discount and $151.6 million to goodwill. For purposes of analyzing the results of operations for the year ended December 31, 2002, we have added the applicable amount for the periods prior to, and after, the date of the acquisition by Lightyear.

      In 2002, we adopted a strategy of retaining a larger portion of the federally guaranteed loans we originate, which has resulted in our holding a portfolio of loans that has grown from $973.1 million at December 31, 2002 to $2.9 billion at December 31, 2003. Prior to 2002, we sold substantially all of our completed loan applications to third parties and received fees for those applications at the time of sale.

      We believe that retaining FFELP loans in our portfolio benefits the Company because it generally provides greater long-term value to the Company than selling these loans, although our net income in current periods has been lower than it would have been had we sold a larger percentage of the FFELP loans we originate. We evaluate our originations on a loan-by-loan basis and seek to retain loans that have characteristics, such as balances, rates and terms that provide us the greatest value. We have sold and will continue to sell a portion of the FFELP loan applications we originate in order to capitalize upon market opportunities, provide sources of funding for loan processing and origination expenses and generate additional operating cash flow. We will periodically review our allocation between FFELP loan originations retained and loan applications sold, and, accordingly, our allocation may change from period to period. We do not currently fund or retain any private loans.

      The following table sets forth for each of 2003, 2002 and 2001 our loan applications sold and retained and the loans in our portfolio.

	Loan Originations and Portfolio

	2003		2002		2001

	Dollars	%	Dollars	%	Dollars	%

	(dollars in millions)
FFELP consolidation, PLUS, Stafford loans:
Sold(1)	$1,988.9	50.1%	$3,042.1	78.7%	$3,411.3	95.8%
Retained	1,977.9	49.9	824.3	21.3	150.2	4.2

Total FFELP loans originated	3,966.8	100.0%	3,866.4	100.0%	3,561.5	100.0%

Private loans:
Sold(2)(3)	209.3	100.0%	111.6	100.0%	43.0	100.0%
Retained	—	—	—	—	—	—

Total private loans originated	209.3	100.0%	111.6	100.0%	43.0	100.0%

Total loans originated	$4,176.1		$3,978.0		$3,604.5

Portfolio of loans (all FFELP):
Monthly average for period(4)	$1,621.6		$485.8		$11.5

Period end(4)	$2,834.1		$962.5		$150.0

(1)	Reflects the principal balance of loans with respect to which we sold the originated applications.

(2)	Reflects the principal balance of loans with respect to which we facilitated the origination by third party lenders.

(3)	Includes Health Education Assistance consolidation loans which equaled $9.7 million, $20.6 million and $8.7 million in 2003, 2002 and 2001, respectively.

(4)	Substantially all the loans in our portfolio are FFELP consolidation loans. Currently, our portfolio does not contain any private loans. Amounts reflect principal balance of loans without adjustments for deferred loan costs which, as of December 31, 2003, 2002 and 2001, totaled $26.4 million, $12.5 million and $1.0 million, respectively. Amounts also do not reflect the allowance for loan losses of $4.1 million, $1.9 million and $0 as of December 31, 2003, 2002 and 2001, respectively.

     In April 2003 we acquired SunTech and began generating revenue from servicing activities. Prior to our acquisition of SunTech, it serviced many of the loans we originated, and we paid SunTech a fee for loans in our portfolio serviced by them. We currently service substantially all the loans in our portfolio, as well as loans held by third-party lenders. We seek to obtain servicing for a majority of the loan originations we sell, which accounts for a significant portion of our third-party servicing volume.

      We finance the loans in our portfolio through asset-backed securitizations and a secured warehouse facility and we record the obligations related to these facilities as debt on our consolidated balance sheet. To date, we have completed four securitizations that have provided $2.9 billion of funding, including two transactions for a total of $1.9 billion in 2003. We also have several forward purchase agreements, under which financial institutions have agreed to purchase, and, in certain circumstances, require that we sell to them, a portion of the loans we market and originate.

      We currently operate in two reportable segments as follows:

      Loan origination. Includes marketing, origination and financing of loans.

      Loan servicing. Includes servicing for our portfolio of loans and third-party loans.

      Prior to our acquisition of SunTech in April, 2003, we operated in a single segment, loan origination, and all loans in our portfolio were serviced by third parties, including SunTech. For additional information relating to our segments, see note 20 of the notes to our consolidated financial statements.

      We generate revenue primarily from three sources, which are described in greater detail below. In our loan origination segment, we generate revenue from fees we receive from the sale of originated loan applications and for marketing loans for third parties, which we refer to collectively as fees on loan sales.

We also generate net interest income on our loan portfolio and cash balances in our loan origination segment. In our loan servicing segment, we primarily generate revenue from fees we receive for disbursement on loan applications and for servicing loans.

      Our revenue in any period is directly affected by the amount of loans we originate and service, as well as the percentage of those originated loan applications that we decide to retain. We believe that a significant driver of the growth in our consolidation loan originations during the past three years has been the increased awareness of consolidation loans on the part of many borrowers who have been out of school, as well as of more recent graduates. This recent increase in awareness is a result of extensive marketing efforts by us and other lenders in this market, including Sallie Mae, coupled with the effects of the recent low interest rate environment, that has heightened interest in these products among both borrowers and lenders. As an increasing percentage of the debt held by borrowers who have been out of school for several years has been consolidated, we expect that our consolidation loan originations will decline for at least the next couple of years. However, we believe that the consolidation of loans by recent graduates with increased debt loads may mitigate the decline in consolidation loan originations. In addition, we expect that as the demand grows for financing to bridge the gap between the cost of higher education and government-backed financial aid, the amount of private loans we market or originate in the future will increase through expanded use of our DTC marketing platform and our initiative to market through school financial aid offices. The volume of consolidation and other loans we originate, our results of operations and our financial condition may also be affected by changes in applicable laws and regulations relating to the FFEL Program as well as other factors outside of our control. See “Risk Factors.”

Components of Net Revenue

      We have two primary categories of revenue: net interest income and fee income, which since April 2003 has included servicing fee income.

Net Interest Income

      We define net interest income to be the excess of interest income we earn on our loan portfolio and cash balances over our interest expense on the debt we incur to finance our portfolio of loans and for general operating needs. We define net portfolio margin as being equal to the weighted average yield on our loans and restricted cash less the weighted average interest expense on the debt we incur to finance our loans. The current and future interest rate environment can and will affect our net interest income and net spread. The effects of changing interest rate environments are further outlined in “— Interest Rate Risk” below.

      Interest income. Substantially all the loans in our portfolio are FFELP consolidation loans which bear interest at a fixed rate. The average yield on our portfolio of student loans for the year ended December 31, 2003 was 4.77%. In addition, in certain interest rate environments, we receive a direct payment from the federal government based upon a Special Allowance Payment, or SAP, formula with respect to FFELP loans held in our portfolio. SAPs, with respect to our FFELP consolidation loans, are generally paid whenever the 91-day financial commercial paper rate in a calendar quarter plus a spread of 2.64% exceeds the rate of interest which the borrower is obligated to pay. With respect to the Stafford and PLUS loans in our portfolio, all of which were first disbursed after January 1, 2000, SAPs are generally paid whenever the 91-day financial commercial paper rate in a calendar quarter plus a spread of 2.34% or 2.64%, respectively exceeds the borrower rate. Due to the recent interest rate environment, we have not received SAPs on any of the loans in our portfolio.

      Our interest income is presented net of amortization of capitalized loan origination fees and the fees we pay the DOE in connection with our FFELP loans. Those fees include a one-time 0.50% fee on origination of consolidation, Stafford and PLUS loans. We are also required to pay to the DOE a monthly fee at a rate equal to 1.05% per annum on the FFELP consolidation loans we hold. Our interest income will also be reduced by incentives we offer to borrowers that are designed to attract new borrowers and improve their payment behavior. One incentive program reduces a borrower’s interest rate by 0.25% per annum for so long as the borrower makes monthly payments through automatic deductions from his or her checking or savings account. Approximately 30% of our borrowers currently participate in this program. In addition, we offer FFELP consolidation loan borrowers an on-time incentive program that reduces their interest rates by 1.00% per annum for so long as they make a specified number of their payments on time and continue to make subsequent payments on time. Because we have implemented our on-time payment program only recently, it has not resulted to date in any reduction in interest income.

      We also earn interest income from unrestricted cash as well as restricted cash held in our special purpose entities for our asset-backed securitizations.

      Interest expense. We have three categories of interest expense: interest on our warehouse facility, interest on our asset-backed securitizations and interest on our other debt obligations.

      Interest on our warehouse facility is based on the amount outstanding under the facility plus a fee on unused capacity under the facility. The amount outstanding under the warehouse facility is affected by the amount of loans we originate in such period and the timing of securitizations. Deferred financing costs associated with the warehouse facility are amortized using a method that approximates the effective interest method and are recorded as interest expense.

      Interest on our asset-backed securitizations is based on the principal amount of notes outstanding under the facilities as well as the method of determining the interest rate for each securitization tranche. All of our asset-backed securitizations accrue interest at a variable rate. The rate varies based upon when the notes were issued, the fixed spread above an index, the index used and, in certain cases, auction results. The relative proportion of our asset-back securitizations that accrue interest based on auction rates and on fixed spreads above an index will affect our cost of funds. Broker-dealer fees incurred in connection with the periodic auction for the auction rate notes are reflected in interest expense. Deferred financing costs associated with issuing the asset-backed notes are amortized using a method that approximates the effective interest method and are recorded as interest expense.

      Interest expense on other obligations relates to interest expense on items not associated with financing our loan portfolio.

      Net portfolio margin and net interest income. In certain interest rate environments, part of our net portfolio margin includes fixed rate floor income. Fixed rate floor income is the additional net portfolio margin we receive as a result of a decline in short-term interest rates from the rates used to fix the borrower’s rate on a consolidation loan. Fixed rate floor income represents the amount by which interest income, determined at the borrower’s fixed rate, exceeds the amount determined using the DOE computed variable rate. As a result of the decline in short-term interest rates over the last three years, we have earned fixed rate floor income during the past three years. Fixed rate floor income is reduced, and can be eliminated, in a rising interest rate environment. See “—Net Portfolio Margin Analysis.”

      Provision for loan losses. We record periodic provisions for loan losses to maintain an allowance for loan losses which management believes is sufficient to cover probable losses in the portfolio. The reserve is an estimate based on the amount of loans subject to the 2% risk sharing, the historical experience of losses and the delinquency rates on our portfolio. Moreover, since our portfolio is relatively new, we also review industry loss data in assessing probabilities of loan default.

      The evaluation of the allowance for loan losses is inherently subjective, as it requires material estimates that may be subject to significant changes. The provision for loan losses reflects the periodic income statement charges necessary to maintain an allowance at a level that our management believes is adequate to cover probable losses inherent in the loan portfolio.

Fee Income

      Fees on loan sales. In our loan origination segment, we receive fees for selling FFELP consolidation and private consolidation loan applications to third parties and for marketing private in-school loans for third parties. We receive a fixed fee for each completed FFELP application we sell to third parties.

Generally, the amount of the fee is set forth in forward purchase agreements with third parties which are negotiated for between one- and three-year terms and apply to an aggregate number of loan applications sold during each year of the agreement. We also receive fee income from third parties to whom we sell completed private consolidation loan applications and for whom we market private in-school loans. Generally, the fee is calculated based on a percentage of the funded amount of the loan. This rate is set forth in agreements with the third parties which have a term of one year, with respect to private consolidation loans, and three years, with respect to private in-school loans, and applies to an aggregate amount of loans funded each year. We recognize revenue from fees on loan sales when the loans are funded.

      Fees for servicing. Since acquiring SunTech in April 2003, we have received fee income for performing loan servicing activities for third parties pursuant to servicing agreements. Servicing fees under these agreements are calculated based on the number of accounts serviced for each client and specific activities such as disbursement or filing claims with guarantee agencies. The fees are billed monthly. The terms of the agreements vary from one year to the life of the applicable loan portfolio. The intracompany servicing fees paid to our servicer for servicing our own portfolio are eliminated in our consolidated financial statements.

Expenses

      The majority of our expenses consist of salaries and related benefits and marketing expenses. Salaries and related benefits include expenses related to granting incentive stock options to our employees, which we expense in accordance with SFAS No. 123. Marketing expenses include the cost of direct mail campaigns, postage, list development, collateral printing, internet marketing, affinity partner fees and school channel expenditures. The amount of marketing expenses and a portion of the amount of the salaries and benefits is directly affected by the scope of our marketing campaigns and the amount of loans we originate or facilitate for origination by other lenders. We increased our marketing expenses from $10.4 million for the first six months of 2003 to $14.6 million for the final six months of 2003. We expect that we will incur marketing expenses in 2004 at a rate higher than the rate at which we incurred marketing expenses for the second half of 2003. In addition, our expenses include communications and data processing expenses, professional fees, management and consulting fees, depreciation and amortization and other general and administrative expenses. For a description of certain management and consulting agreements, see “Certain Relationships and Related Transactions.” Our expenses, primarily our salaries and related benefits and other general and administrative expenses, increased in 2003 as a result of our acquisition of SunTech in April 2003. We expect that our expenses will increase as a result of becoming a public company.

      Debt extinguishment expenses. The costs associated with obtaining financing are generally capitalized and recorded as deferred financing costs, which are amortized over the life of the related financing. If we repay the associated financing prior to its anticipated repayment schedule, we are required to write off the remaining deferred financing costs, which is recorded as debt extinguishment expenses.

      Derivatives. In connection with financing our portfolio, we enter into interest rate swap and cap agreements from time to time. Generally, these agreements have maturities of no more than 24 months. We record expenses relating to payments we make under the swaps and caps and mark-to-market gains and losses based on changes in their fair values from period to period. These expenses and gains and losses are not reflected as part of net interest income. See “—Critical Accounting Policies—Accounting for Derivatives” and note 8 to our consolidated financial statements.

Quarterly Fluctuations

      Our quarterly results of operations have varied in the past and are expected to continue to vary in the future. A number of factors outside of our control may cause our quarterly results to fluctuate, including:

•	seasonal patterns affecting loan originations, which correspond to an increase in consolidation activity in the period prior to, or immediately after, the July 1 borrower rate reset in a rising or falling interest rate environment and also to the expiration of the six-month grace period or payment of certain loans after graduation, which generally falls in December, and a decrease in consolidation activity during the rest of the year;

•	the amount and timing of loan sales;

•	the impact of general economic conditions;

•	changes in interest rates; and

•	the introduction of new product offerings.

Results of Operations

      For purposes of analyzing the results of operations, for the year ended December 31, 2002, we have combined the applicable amounts for the periods prior to, and after, the date of acquisition by Lightyear.

Year ended December 31, 2003 compared to year ended December 31, 2002

      Net revenue. Net revenue was $118.2 million in 2003, a decrease of 0.8% from net revenue of $119.1 million in 2002. The decrease in net revenue was primarily the result of a decrease in fees from loan sales offset by an increase in net interest income, in each case, as a result of our decision to retain more loans in our portfolio. Net revenue in 2003 also included servicing fee income of $9.1 million, due to the acquisition of SunTech.

     Net interest income (expense).

      Interest income. Interest income increased by $35.5 million to $61.8 million in 2003 compared to $26.3 million in 2002. This increase was the result of an increase in the average balance of loans in our portfolio, which grew to $1.6 billion in 2003 from $489.3 million in 2002, as we continued to retain a greater portion of the federally guaranteed consolidation loans we originated. The amount of loan originations retained increased to $2.0 billion in 2003 from $824.3 million in 2002. The impact of our increased portfolio was partially offset by changes in interest rates and in the pricing characteristics of our loan assets. The average yield on our loan portfolio decreased to 4.77% in 2003 from 5.79% in 2002 due to the addition of consolidation loans originated with a fixed rate in the lower interest rate environment during 2003. Amortization of the fair market value adjustment of the loan portfolio from the Lightyear acquisition increased $0.4 million, or 80%, to $0.9 million in 2003 compared to $0.5 million in 2002, due to the timing of the acquisition. Interest income on restricted cash decreased $1.2 million, or 29.3%, to $2.9 million in 2003 compared to $4.1 million in 2002 due to a decrease in the amount of restricted cash and lower interest rates. The decline in restricted cash was the result of more efficient transactions where funds from asset-backed securitizations were more quickly invested in loans. Other interest income increased $0.5 million to $0.7 million in 2003 compared to $0.2 million in 2002.

      Interest expense. Interest expense increased by $13.9 million, or 53.5%, to $39.9 million in 2003 from $26.0 million in 2002. Our average debt balance under our warehouse and asset-backed securitizations increased by $1.2 billion to $2.0 billion in 2003 from $758.0 million in 2002. Interest expense on this debt increased $13.1 million, or 78.9%, to $29.7 million in 2003 compared to $16.6 million in 2002. The reduction in short-term interest rates, together with a reduction in the portion of asset-backed securitizations funded with auction rate notes, decreased our average cost of funds to 1.53% in 2003 from 2.22% in 2002. Interest expense on other indebtedness increased to $10.2 million in 2003 compared to $9.4 million in 2002, primarily as a result of having higher average outstanding other indebtedness for the full year because our senior notes issued in the acquisition by Lightyear were outstanding for a longer period in 2003 as compared to 2002. In October 2003, we entered into a revolving line of credit and drew $40.0 million to repay our senior notes. As a result, our other outstanding indebtedness and capital lease obligations were reduced from $108.6 million to $42.4 million in October 2003. The new revolving line of credit was at a substantially lower interest rate than the senior notes.

      Provision for loan losses. The provision for loan losses for loans in our portfolio increased $0.4 million, or 20.0%, to $2.4 million in 2003 compared to $2.0 million in 2002. The increase resulted from the increased loan balance, partially offset by a reduction in the estimated amount of loans expected to default. After giving effect to the provision for loan losses and the activity in the allowance for loan losses in 2003, our allowance for loan losses as a percentage of outstanding loans at year end decreased to 0.14% in 2003 from 0.20% in 2002.

      Net portfolio margin and net interest income (expense) after provision for loan losses. Net portfolio margin increased to 1.62% in 2003 from 1.27% in 2002 due to lower rates of interest on indebtedness used to finance our portfolio. As a result of the foregoing, net interest income after provision for loan losses increased by $21.4 million to $19.6 million in 2003 compared to net interest expense after provision for loan losses of $1.8 million in 2002.

Fee income.

      Fees on loan sales. Fees on loan sales decreased to $89.5 million in 2003 from $120.8 million in 2002, primarily reflecting the lower percentage of loans originated which were sold to third parties. The amount of loans originated that were sold to, or marketed for, third parties declined to $2.2 billion in 2003 from $3.2 billion in 2002. Included in our fees on loan sales were fees for marketing private in-school loans, which increased to $5.3 million in 2003 from no such fees in 2002. This increase primarily reflected the launch in May 2003 of our program for private loan products targeted at in-school students.

      Fees for servicing. We generated $9.1 million in loan servicing fees on a consolidated basis for the period from April through December 31, 2003 compared to none in 2002, the year prior to our acquisition of SunTech. On a separate segment basis, we recorded loan servicing fees for 2003 of $11.8 million, including $2.7 million from the servicing of loans in our portfolio. As of December 31, 2003 SunTech serviced $8.9 billion of loans, an increase of 22.0% from the amount of loans serviced at the close of the transaction earlier in the year.

      Expenses. Total expenses increased $37.8 million, or 46.2%, to $119.6 million in 2003 compared to $81.8 million in 2002, primarily as a result of increased marketing expenses and the acquisition of SunTech. See note 20 to our consolidated financial statement for expenses on a segment basis.

      Salaries and benefits increased $7.2 million, or 15.2%, to $54.6 million in 2003 compared to $47.4 million in 2002, including salaries and benefits in our loan servicing segment which increased by $6.3 million, as a result of the SunTech acquisition. Salaries and benefits increased in our loan origination segment by $0.9 million as a result of the expansion of our sales force and increased health care costs, although we also had a reduction in other headcount in 2003.

      Marketing expenses increased $11.2 million, or 81.2%, to $25.0 million in 2003 compared to $13.8 million in 2002 due to an increase in marketing activities across all our product lines, including an increased focus on marketing private loans. In addition, in anticipation of the effects that the national “do not call” list introduced in September 2003 would have on certain of our marketing activities, we increased our marketing efforts in the second half of 2003. Fees to affinity partners also increased as we gained additional volume through this channel.

      Communications and data processing expense increased $0.6 million, or 9.4%, in 2003 compared to 2002 primarily due to the acquisition of SunTech, offset in part by a reduction in rates for these services. Management and consulting fees decreased to $3.3 million in 2003 from $4.1 million in 2002 primarily as a result of the expiration of certain consulting agreements relating to the Lightyear acquisition offset by new consulting agreements relating to the SunTech acquisition. Professional fees increased $4.1 million to $6.3 million in 2003 compared to $2.2 million in 2002 as a result of the engagement of consultants for projects and pursuing acquisition opportunities. Other general and administrative expenses increased $2.9 million, or 53.7%, in 2003 compared to 2002 as a result of increased travel, franchise taxes and corporate insurance. Depreciation and amortization increased $2.3 million to $4.3 million in 2003 compared to $2.0 million in 2002, primarily as a result of the acquisition of additional computer equipment, other property and software in 2003, including $0.5 million of amortization of servicing rights related to the SunTech acquisition.

      In connection with the repayment of our senior notes in 2003, we incurred non-cash debt extinguishment expenses of $4.8 million. We did not incur any debt extinguishment expenses in 2002.

      In 2003, in connection with the financing of our portfolio we entered into interest rate swaps and an interest rate cap that resulted in swap interest expense of $3.4 million and a derivative mark-to-market expense of $1.9 million. We had no derivatives in 2002.

      Income tax expense (benefit). Income tax expense decreased by $10.9 million to a benefit of $0.2 million in 2003 compared to an expense of $10.7 million for the nearly seven months we operated as a taxable corporation in 2002 due to the decrease in income before taxes in 2003. Our effective tax rate was negative 14.1% for 2003 compared to 40.8% for the nearly seven months we operated as a taxable corporation in 2002. Included in our net loss for 2003 were non-deductible expenses, which caused our 2003 effective tax rate to be at a rate below the statutory rate. Because we operated as a limited liability company prior to May, 2002, we had no income tax expense for the period prior to May 17, 2002.

      Net income (loss). Net income (loss) decreased to a net loss of $7.5 million for 2003 from net income of $23.6 million for 2002, primarily as a result of our decision to retain more loans in our portfolio, the increase in marketing expenses and the change in tax status. This was partially offset by the addition of income from our acquisition of SunTech and the other factors described above.

     Year ended December 31, 2002 compared to year ended December 31, 2001

      Net revenue. Net revenue was $119.1 million in 2002, a decrease of 8.8% from net revenue of $130.6 million in 2001. The decrease in net revenue was primarily the result of a decrease in fees from loan sales offset by an increase in net interest income, in each case, as a result of our decision to retain more loans in our portfolio.

Net interest income (expense).

      Interest income. Interest income increased to $26.3 million in 2002 compared to $1.6 million in 2001. This increase was the result of our decision to retain in our portfolio a percentage of the loans we originate. During 2002, we increased the average balance of loans in our portfolio to $489.3 million from $11.6 million in 2001 by retaining $824.3 million of loan originations in 2002. This increase was partially offset by changes in the interest rates and in the pricing characteristics of our loan assets. The average yield on our loan portfolio was 5.79% in 2002 compared to 6.02% in 2001 due to the addition of consolidation loans originated with a fixed rate in the lower interest rate environment during 2002. Amortization of the fair market value adjustment of the loan portfolio from the Lightyear acquisition was $0.5 million in 2002 compared to $0 in 2001, due to the timing of the acquisition. Interest income on restricted cash increased to $4.1 million in 2002 compared to $0.7 million in 2001, due to an increase in restricted cash as a result of our asset-backed financings. Other interest income was $0.2 million in both 2002 and 2001.

      Interest expense. Interest expense increased to $26.0 million in 2002, compared to $2.6 million in 2001. Our asset-backed securitizations increased $500.0 million to $1,027.2 million at December 31, 2002 from $527.2 million at December 31, 2001. Interest expense on this debt incurred to finance our portfolio of loans increased $14.1 million to $16.6 million in 2002 compared to $2.5 million in 2001. The reduction in short-term interest rates decreased our average cost of funds to 2.22% in 2002 from 3.05% in 2001. Interest expense on other debt increased $9.3 million to $9.4 million in 2002 compared to $0.1 million in 2001, as a result of the debt we incurred in connection with the acquisition of CFS.

      Provision for loan losses. The provision for loan losses for loans in our portfolio increased to $2.0 million for 2002 from no provision in 2001. Our allowance for loan losses as a percentage of outstanding loans at year end was 0.2% in 2002.

      Net interest income (expense) after provision for loan losses. As a result of the foregoing, net interest expense after provision for loan losses increased by $0.9 million to $1.8 million in 2002 compared to $0.9 million in 2001.

Fee income.

      Fees on loan sales. Fees on loan sales decreased to $120.8 million in 2002 from $131.6 million in 2001, primarily reflecting the lower percentage of loans originated which were sold to third parties. The amount of loans originated that were sold or marketed for third parties declined to $3.2 billion in 2002 from $3.5 billion in 2001.

      Servicing fees. We generated no servicing fee income in 2002 or 2001.

      Expenses. Total expenses increased $13.0 million, or 18.9%, to $81.8 million in 2002 compared to $68.8 million in 2001, primarily as a result of an increase in salaries and benefits as well as communications and data processing.

      Salaries and benefits increased $6.5 million, or 15.9%, to $47.4 million in 2002 compared to $40.9 million in 2001. The increase in salaries and benefits is due to an expansion of our sales force and increased health care costs.

      Marketing expenses increased $1.4 million, or 11.3%, to $13.8 million in 2002 compared to $12.4 million in 2001 due to an increase in consolidation loan marketing activities.

      Communications and data processing expenses increased $4.5 million to $6.9 million in 2002 compared to $2.4 million in 2001 due to the expansion of our telemarketing efforts. Management and consulting fees decreased to $4.1 million in 2002 from $6.7 million in 2001 primarily as a result of decreased management fees paid to our previous owners. Professional fees increased $1.5 million in 2002 compared to 2001 as a result of additional legal and accounting fees primarily associated with additional entities created in conjunction with our asset-backed securitizations. Other general and administrative expenses increased $0.7 million, or 14.9%, to $5.4 million in 2002 compared to $4.7 million in 2001 as a result of increased travel and corporate insurance. Depreciation and amortization increased $0.9 million, or 81.8%, to $2.0 million in 2002 compared to $1.1 million in 2001. This increase can be attributed to increased depreciation and amortization of computer equipment, equipment, furniture, leasehold improvements and software in 2002 compared to 2001.

      Income tax expense. Income tax expense increased to $10.7 million for 2002 compared to no income tax expense in 2001 due to the change from an LLC to a taxable corporation in May 2002. Our effective tax rate was 40.8% for the seven months we operated as a taxable corporation in 2002. Because we operated as an LLC prior to the acquisition by Lightyear, we had no tax expense in 2001, rather the LLC members paid taxes on their share of taxable income.

      Net income. Net income decreased to $23.6 million for 2002 from $61.8 million for 2001, primarily as a result of our decision to retain more loans in our portfolio and the change in tax status.

Financial Condition

      Total assets increased by $2.0 billion to $3.2 billion at December 31, 2003 from $1.2 billion at December 31, 2002. This was due to an increase in our loan portfolio of approximately $1.9 billion, to $2.9 billion at December 31, 2003 from $973.1 million at December 31, 2002. All of the loans in our portfolio are FFELP loans and over 99% are consolidation loans.

      Total liabilities increased by $1.9 billion to $3.1 billion at December 31, 2003 from $1.2 billion at December 31, 2002. This growth in liabilities was a result of an increase in debt incurred to finance our loan portfolio.

      Preferred stock of our consolidated subsidiary increased by $38.8 million to $89.1 million at December 31, 2003 from $50.3 million at December 31, 2002 as a result of the issuance of additional preferred stock in 2003 to raise funds to acquire SunTech and to repay indebtedness and of the accretion of dividends on the preferred stock of $6.3 million for 2003.

      Stockholders’ equity increased by $1.0 million to $25.2 million at December 31, 2003 from $24.2 million at December 31, 2002 primarily as a result of the issuance of additional shares of common stock for cash and the conversion of notes into common stock during the year. This increase was offset by the net loss for 2003.

Liquidity and Capital Resources

      We finance our operations through operating cash flow and borrowings under a warehouse facility, asset-backed securitizations and a revolving line of credit. Operating activities provided net cash of $20.8 million in 2003, a decrease of $13.1 million from the net cash provided by operating activities of $33.9 million in 2002. The primary reason for this decrease was the change in our business strategy from selling substantially all of our FFELP loans to third parties for fee income to retaining a significant percentage of our FFELP loan originations in our portfolio and funding this growth through secured financing arrangements, primarily asset-backed securitizations. Net cash used in investing activities increased to $1,908.6 million in 2003 from $985.2 million in 2002 primarily as a result of the increase in size of our retained portfolio. Net cash provided by financing activities increased to $1,869.8 million in 2003 from $976.7 million in 2002, primarily as a result of the increased financing for our retained portfolio. We believe that the use of our warehousing capacity, continued access to the asset-backed securitization market and forward purchase agreements will provide adequate liquidity to fund our operations, loan processing and originations and capital expenditures for the foreseeable future.

      On October 30, 2003, we obtained a three-year $45.0 million revolving credit facility from two national financial institutions. The amount of the facility was reduced by $3.75 million on December 31, 2003 and will be reduced by an additional $3.75 million at the end of each fiscal quarter going forward until the expiration date in September, 2006. The revolving line of credit bears interest, payable quarterly, at LIBOR plus 3.50%. We are also required to pay a commitment fee of 0.50% on undrawn amounts under the facility. The facility is secured by substantially all of our non-student loan assets, including the outstanding capital stock or membership interests of certain of our subsidiaries. The credit facility contains certain mandatory prepayment and commitment reduction provisions and event of default provisions relating to a change of control, as well as restrictions concerning the payment of dividends, incurrence of additional debt and capital expenditures. In addition, we are subject to, and in compliance with, certain financial covenants including ratios related to fixed charges coverage, interest coverage and leverage. Collegiate Funding Services, Inc. and certain of our subsidiaries have guaranteed all of our obligations under the credit agreement. We drew $40.0 million initially under the facility to retire a portion of the senior notes that had been issued to help finance our acquisition by Lightyear in May, 2002. As of December 31, 2003, approximately $26.3 million was outstanding on this revolving line of credit. Upon completion of this offering, we intend to use a portion of the net proceeds to repay any indebtedness outstanding under the revolving line of credit.

      In July, 2003, we obtained a one-year $500.0 million conduit warehouse financing facility, through a special purpose company, to fund our loan originations. In February, 2004, the facility was temporarily expanded to $1.0 billion through May, 2004, at which time it will return to a $500.0 million capacity. The ability to draw on the facility expires in July, 2004 unless extended. It must be repaid in full by July, 2006 unless extended. The warehouse facility is provided by a commercial paper conduit with liquidity support provided by a national financial institution. We use the warehouse facility to fund our loan originations until such time as we accumulate sufficient loans to effectively access the asset-backed securitization market. The facility is secured by our portfolio of loans financed under the facility. The interest rate on funds advanced by the conduit lender is calculated based on the commercial paper rate plus a margin and for funds advanced by the liquidity provider at the Eurodollar rate plus 1.0% or the alternate base rate. The interest rate on amounts outstanding under the warehouse facility on December 31, 2003 was 1.52%. In addition we pay a fee of 0.15% per annum on the unused portion of the facility. As of December 31, 2003, $144.8 million was outstanding under our warehouse facility. The conduit facility contains certain affirmative and negative covenants as well as reporting requirements and covenants relating to loan servicing. The affirmative covenants require us to, among other things, preserve the federal guarantee on our FFELP loan portfolio. An event of default under the conduit facility will occur if, among other things, the federal guarantee on FFELP loans is reduced, the excess spread on the loans in our portfolio drops below a certain rate or the default rate of loans in our portfolio exceeds a certain percentage.

      During 2003 and 2002, we issued $1.9 billion and $500.0 million, respectively, of asset-backed securities. These secured financings were issued primarily in the domestic capital markets and are secured by separate pools of FFELP loans. Securities issued in our securitizations accrue interest based on a rate of a spread to LIBOR or set under an auction procedure related to the securities. As part of our securitization transactions, we borrowed funds in excess of the principal balance of the loans included in the applicable securitization transactions. A portion of these additional funds was used to repay our other indebtedness and fund our operations. We are also entitled to receive excess spread from the securitization in the future, subject to compliance with certain conditions, generally after the principal balance of the loans and restricted cash held in the securitization vehicles equals the outstanding indebtedness. Our access to excess spread may also be affected by the amount of loans in our portfolio in grace or deferment status or with respect to which we have granted forbearance and the level of delinquencies. As of December 31, 2003 we had not received any excess spread under any securitization. In 2003, we made $45.9 million in principal payments and in 2002, we made no principal payments on our asset-backed securitizations. At December 31, 2003 and 2002, we held $105.4 million and $41.6 million, respectively, of restricted cash, including reserves, in the securitization entities. We anticipate continuing to access the domestic asset-backed securitization market in 2004 and subsequent years. The timing of future issuances will depend on market conditions.

      On May 17, 2002, in connection with our acquisition by Lightyear and its affiliates, CFSL Acquisition Corp. issued a 4.47% subordinated note, due June 30, 2007, in the principal amount of $15.0 million to the previous owners of the Company. The note may be redeemed at any time at the option of the Company, and must be redeemed in the event of a change of control of the Company.

      The following tables summarize our indebtedness and capital leases outstanding as of December 31, 2003 and 2002:

	As of December 31, 2003

	Principal	Percent	Interest
	amount	of total	rate range	Final maturity(2)

	(dollars in millions)
Warehouse facility	$144.8	4.7%	1.52%	07/20/04 - 07/18/06	(3)
Asset-backed notes:(1)
Notes based on LIBOR	897.1	29.5	1.23% - 1.47%	03/01/12 - 03/28/21
Notes based on auction rates	1,959.0	64.4	1.18% - 1.33%	12/01/41 - 12/01/43

Total asset-backed notes and warehouse facility	3,000.9	98.6
Revolving line of credit	26.3	0.8	4.62%	09/30/06
Fixed-rate notes	14.2 (4)	0.5	4.47%	06/30/07
Fixed-rate capital leases	1.9	0.1	6.34% - 7.82%	04/01/08
Convertible notes	—	—

Total	$3,043.3	100.0%

	As of December 31, 2002

	Principal	Percent	Interest
	amount	of total	rate range	Final maturity(2)

	(dollars in millions)
Warehouse facility	$—	—%
Asset-backed notes:(1)
Notes based on LIBOR	—	—
Notes based on auction rates	1,027.2	90.4	1.58% - 1.67%	12/01/41 - 07/01/42

Total asset-backed notes and warehouse facility	1,027.2	90.4
Revolving line of credit	—	—
Fixed-rate notes	103.6 (4)	9.1	4.47% - 11.00%	03/31/07 - 06/30/07
Fixed-rate capital leases	—	—
Convertible notes	5.0	0.5	8.00%	04/30/04

Total	$1,135.8	100.0%

(1)	Issued in securitization transactions.

(2)	The final maturity date is the stated legal maturity of the applicable class of notes. However, the principal of the notes is paid based on the receipt of principal payments under the applicable pools of loans and is expected to be paid prior to the final maturity date.

(3)	The warehouse facility may be drawn upon to July 20, 2004, unless it is extended, and must be repaid by July 18, 2006.

(4)	Balances are net of unamortized discount of $0.8 million and $5.2 million as of December 31, 2003 and 2002, respectively.

     Payments on outstanding indebtedness and capital and operating lease obligations are due after December 31, 2003 in varying amounts as follows:

	Total	<1 year	1 - 3 years	4 - 5 years	> 5 years

	(dollars in millions)
Warehouse facility	$144.8	$144.8	$—	$—	$—
Asset-backed notes(1)	2,856.1	—	—	—	2,856.1
Other indebtedness	40.5	14.8	10.8	14.9	—
Capital lease obligations	1.9	0.4	0.9	0.6	—
Operating lease obligations	4.6	1.9	2.1	0.6	—

Total	$3,047.9	$161.9	$13.8	$16.1	$2,856.1

(1)	Principal on our asset-backed notes will be paid based on receipt of principal payments under the applicable pools of loans and is expected to be paid prior to final maturity date of the notes.

     In addition, we have forward purchase agreements under which we are obligated to sell a minimum amount of FFELP loans, refer a minimum of private in-school loan applications and sell all of the private consolidation loan applications we originate. These commitments generally run for between one and three years. As of December 31, 2003, 2002 and 2001, we were obligated to sell $1.2 billion, $606.0 million and $600.0 million, respectively, in loan applications at contractual rates under various agreements through December 31, 2004. See “Business—Products and Service Offerings.”

Loan Portfolio

      The table below describes the components of our loan portfolio as of December 31, 2003, 2002 and 2001:

	As of December 31,

	2003			2002			2001

			Weighted			Weighted			Weighted
			average			average			average
		Percent	maturity		Percent	maturity		Percent	maturity
	Principal(1)	of total	(yrs)	Principal(1)	of total	(yrs)	Principal(1)	of total	(yrs)

	(dollars in millions)
FFELP loans:
Consolidation	$2,830.9	99.9%	22.8	$960.4	99.8%	23.1	$150.0	100.0%	21.7
PLUS	2.9	0.1	9.2	2.1	0.2	9.8	—	—	—
Stafford	0.3	—	13.9	—	—	—	—	—	—

Total	$2,834.1	100.0%	22.8	$962.5	100.0%	23.1	$150.0	100.0%	21.7

(1)	Amounts reflect principal balance of loans without adjustments for deferred loan costs which, as of December 31, 2003, 2002 and 2001, totaled $26.4 million, $12.5 million and $1.0 million, respectively. Amounts also exclude the allowance for loan losses of $4.1 million, $1.9 million and $0 as of December 31, 2003, 2002 and 2001, respectively.

     The table below shows the repayment status of loans and delinquency amounts as of December 31, 2003, 2002 and 2001. Delinquencies have the potential to adversely impact our earnings through increased servicing and collection costs and write-offs.

	As of December 31,

	2003			2002			2001

		Percent	Percent		Percent	Percent		Percent	Percent
		of	of		of	of		of	of
		total	loans		total	loans		total	loans
		loan	in		loan	in		loan	in
	Principal(1)	portfolio	repayment	Principal(1)	portfolio	repayment	Principal(1)	portfolio	repayment

	(dollars in millions)
Loan portfolio:
Loans in school/ grace/ deferment(2)	$275.7	9.7%		$78.8	8.2%		$0.1	0.1%
Loans in forbearance(3)	167.4	5.9		58.8	6.1		1.1	0.7
Loans in repayment status:
Current	2,276.7	80.3	95.2%	780.6	81.1	94.6%	148.8	99.2	100.0%
Delinquent 31-60 days(4)	54.0	1.9	2.3	18.0	1.9	2.2	—	—	—
Delinquent 61-90 days	21.4	0.8	0.9	8.2	0.8	1.0	—	—	—
Delinquent over 90 days(5)	38.9	1.4	1.6	18.1	1.9	2.2	—	—	—

Total loans in repayment	2,391.0	84.4	100.0%	824.9	85.7	100.0%	148.8	99.2	100.0%

Total loan portfolio	$2,834.1	100.0%		$962.5	100.0%		$150.0	100.0%

(1)	Amounts reflect principal balance of loans without adjustments for deferred loan costs, which, as of December 31, 2003, 2002 and 2001, totaled $26.4 million, $12.5 million and $1.0 million, respectively. Amounts also do not reflect the allowance for loan losses of $4.1 million, $1.9 million and $0 as of December 31, 2003, 2002 and 2001, respectively.

(2)	Loans for borrowers who still may be attending school or engaging in other permitted educational activities and are not yet required to make payments on the loans, e.g., residency periods for medical students or a grace period for bar exam preparation.

(3)	Loans for borrowers who have temporarily ceased making full payments due to hardship or other factors, according to a schedule approved by the servicer consistent with the established loan program servicing procedures and policies.

(4)	The period of delinquency is based on the number of days scheduled payments are contractually past due and relate to loans in repayment status, that is, receivables not charged off, and not in school, grace, deferment or forbearance.

(5)	Includes loans in claim status, which are loans that are over 270 days past due which have gone into default and have been submitted to the guaranty agency for FFELP loans to process the claim for payment.

Net Portfolio Margin Analysis

      The following table sets forth the net portfolio margin and average loans and restricted cash for the period indicated. This table represents the margin on the assets associated with our portfolio, specifically loans and restricted cash, earned over the cost of funding the assets.

	Year ended December 31,

	2003	2002	2001

	(dollars in thousands)
Loan and restricted cash yield	4.18%	4.34%	1.78%
DOE rebate(1)	(0.91)	(0.72)	(0.16)
Amortization(2)	(0.12)	(0.13)	(0.01)

Net loan and restricted cash yield	3.15	3.49	1.61
Asset-backed notes and lines of credit cost of funds	(1.53)	(2.22)	(3.05)

Net portfolio margin	1.62%	1.27%	(1.44)%

Average loans and restricted cash	$1,940,400	$747,891	$80,549

(1)	Reflects the 1.05% per annum rebate fee on FFELP consolidation loans.
(2)	Represents the amortization of capitalized origination costs and purchase accounting adjustments, including the 0.50% fee payable to the DOE on the origination of FFELP loans.

Interest Rate Risk

      Because we expect to generate a significant portion of our earnings from the difference, or spread, between the yield we receive on our loan portfolio of student loans and the cost of financing these loans, our results of operations are sensitive to interest rates. We fund our loan portfolio with variable-rate debt. In the current low interest rate environment, our loan portfolio is yielding excess income primarily due to the reduction in interest rates on the variable-rate liabilities funding loans from the fixed borrower rate. See “Risk Factors.”

      Therefore, absent utilizing derivative instruments, in a low interest rate environment, a rise in interest rates will have an adverse effect on our earnings and fair values. In higher interest rate environments, where the interest rate rises above the borrower rate and the fixed-rate loans become variable rate and are effectively matched with variable-rate debt, the impact of rate fluctuations is substantially reduced.

      One objective when financing our loan portfolio is to manage interest rate risk through:

•	match-funding of loan assets with associated secured borrowings and

•	utilizing interest rate swaps and other derivative instruments (described below) to minimize the adverse effect of interest rate fluctuations in the short term.

      During 2003, we entered into certain derivative instrument contracts to help manage our interest rate risk. The table below summarizes the derivative instruments to which we were a party at December 31, 2003:

	Notional	Pay-	Receive-	Maturity	Fair
Derivative type	amount	fixed rate	floating rate	date	value(3)

	(dollars in thousands)
Swap(1)	$500,000	1.89%	3-month LIBOR	1/26/2005	$(2,070)
Swap(1)	225,000	1.64	3-month LIBOR	11/26/2004	(606)
Swap(1)	225,000	1.64	3-month LIBOR	11/26/2004	(606)
Cap (sold)	500,000	— (2)		1/26/2005	(328)

Total					$(3,610)

(1)	Under the interest rate swaps, we agree to pay a fixed rate in exchange for a floating rate. The interest rate swap effectively converts a portion of our variable-rate debt to a fixed rate for a period of time thereby fixing the relative spread between a portion of our loan assets equal to the size of the swap notional amount.
(2)	The Company received $1.7 million in proceeds from the sale of the cap on February 28, 2003. The amount is recorded as a derivative liability and is marked to market over the term of the cap. Payments on the cap will be made only when the 91-day commercial paper rate exceeds 2.09%.

(3)	Reflects the value to the Company of the interest rate swaps and the cap assuming the applicable swap or cap was terminated as of December 31, 2003.

     We have not designated any of these derivative instruments to meet the criteria for hedge accounting. See “—Critical Accounting Policies— Accounting for Derivatives.”

      Interest rate sensitivity refers to the change in earnings that may result from the changes in the level of interest rates. Our net interest income is affected by changes in various interest rates, including LIBOR and the commercial paper rate. While the FFELP consolidation loan borrower pays a fixed rate of interest, the yield we receive is the higher of the fixed rate or a floating rate according to the terms of FFEL Program. For FFELP consolidation loans currently in our portfolio, the floating rate is 2.64% over the 91-day financial commercial paper rate. Substantially all interest costs on our debt obligations are determined based upon variable rates based upon LIBOR, commercial paper or the result of auctions. As a result of the decline in short-term interest rates over the last three years, we have earned fixed rate floor income during the past three years. Fixed rate floor income is reduced and can be eliminated in a rising interest rate environment.

      The following table shows the estimated change in net interest income for a 12-month period based on an increase or decrease in interest rates on January 1, 2004 which is maintained for the entire year applied to our interest-earning assets and interest-bearing liabilities as of December 31, 2003 and assuming normal portfolio payment patterns for 2004:

Estimated change in net interest income
over 12 months
Rate change (basis points)	(dollars in millions)

-100	$22.4
+100	(14.5)
+200	(22.2)

      We hold four derivative contracts to help mitigate the economic impact of changing interest rates. Because the derivatives are not accounted for as accounting hedges under SFAS No. 133, we present their effect in a separate line item, swap interest expense, in the income statement. Under our existing swaps and cap, a decrease of 100 basis points, an increase of 100 basis points and an increase of 200 basis points would have the effect of increasing (decreasing) swap interest expense by $8.0 million, $(8.0) million, and $(11.6) million, respectively.

Critical Accounting Policies

      This Management’s Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of income and expenses during the reporting periods. We base our estimates and judgments on historical experience and on various other factors that we believe are reasonable under the circumstances. Actual results may differ from these estimates under varying assumptions or conditions. Note 2 of the notes to consolidated financial statements includes a summary of the significant accounting policies and methods used in the preparation of our consolidated financial statements.

      On an on-going basis, management evaluates its estimates and judgments, particularly as they relate to accounting policies that management believes are most “critical”— that is, they are most important to the portrayal of our financial condition and results of operations and they require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. These accounting policies include accounting for derivatives, determining the level of the allowance for loan losses and accounting for business combinations and goodwill.

     Accounting for derivatives

      We account for derivative and certain financial instruments in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which requires that every derivative instrument, including certain derivative instruments embedded in other contracts, be recorded at fair value on the balance sheet as either an asset or liability.

      SFAS No. 133 requires that changes in the fair value of derivative instruments be recognized currently in earnings unless specific hedge accounting criteria as specified by SFAS No. 133 are met. We believe that our derivatives are effective economic hedges and they are a critical element of our interest rate risk management strategy. However, our derivative instruments do not meet the criteria to qualify for hedge accounting pursuant to SFAS No. 133, and therefore the Company records changes in their value as derivative mark-to-market expense on the statement of income. The impact of the cash payments and accruals are reported as swap interest expense on the statement of income. The fair value of the derivatives is included with other accrued liabilities on the balance sheet. There were no derivatives outstanding at December 31, 2002.

     Allowance for loan losses

      The allowance for loan losses represents management’s estimate of probable losses on loans as of the reporting date. This evaluation process is conducted periodically and is subject to numerous estimates and judgments. In making such estimates and judgments, management considers such things as the general characteristics of loans outstanding, including guarantees of at least 98% of the loan principal balance, past loan loss experience of our loan portfolio, changes to the Higher Education Act and general economic conditions. Historical payment (e.g., delinquency) experience is also considered when reviewing the current aging of the portfolio, together with analyses that reflect current trends and conditions. Moreover, since our portfolio is relatively new, we also survey the loan loss information and portfolio trends of other FFELP holders. The allowance is maintained at a level management believes is adequate to provide for estimated probable credit losses inherent in the loan portfolio. This evaluation is inherently subjective, as it requires estimates that may be susceptible to significant changes.

     Business combinations and goodwill

      Our predecessor was acquired in a business combination by CFS. We acquired SunTech in April 2003. We may make additional acquisitions in the future. We follow the guidance in SFAS No. 141, Business Combinations, in accounting for business combinations. The standard requires that the purchase price of a business be allocated to assets and liabilities at their fair values, with any unallocated purchase price being attributed to goodwill. Certain judgments and estimates are required in the fair value measurement, for example in our acquisition of SunTech we recorded fair value adjustments to certain servicing rights and a servicing system. In both the Lightyear acquisition of us and the acquisition of SunTech, the majority of the purchase price was allocated to goodwill. We had $160.7 million in goodwill at December 31, 2003.

      SFAS No. 142 is the standard we follow in our accounting for goodwill. The standard requires that the we perform annual impairment tests of our goodwill. The goodwill impairment test is a two-step process. The first step is to make an estimate of the fair value of each reporting unit and to compare the valuation to the carrying values, including the goodwill. We have used third parties to derive estimates of the fair values used in our assessments. The result of our first step has been that fair value exceeds the carrying amount of the assets, thus there has been no impairment of any our goodwill and we are not required to perform the step two computation of the amount of impairment. We will continue to perform the impairment assessment each year.

Recent Accounting Pronouncements

Consolidation of variable interest entities

      In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities. FIN No. 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties, which are referred to as variable interest entities. Variable interest entities are required to be consolidated by their primary beneficiaries. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity’s expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests. FIN No. 46 also requires new disclosures about variable interest entities. On October 31, 2003, the FASB issued an exposure draft of a proposed interpretation modifying Interpretation No. 46. The proposed clarifications and modifications would apply to periods ending after December 31, 2003. We do not believe that FIN No. 46 will have a material effect on our financial position or results of operations.

Accounting for certain financial instruments with characteristics of both liabilities and equity

      In May 2003, the FASB issued SFAS No 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability, or an asset in some circumstances. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. We have adopted the standard effective July 1, 2003. The adoption of SFAS No. 150 did not have a significant impact on our financial position or results of operations.

INDUSTRY OVERVIEW

      The U.S. postsecondary education finance market is large and growing. According to the DOE, in academic year 2002-2003, expenditures for postsecondary education totaled $331.9 billion. The two main drivers of the size and growth prospects of this market are enrollment population and cost of attendance. The DOE estimates that college enrollment will grow to 18 million by 2013, up from an estimated 16 million in 2003. Between the 1993-1994 and 2003-2004 academic years, the average amount of tuition and fees, which is the largest component of the cost of attendance, increased on an enrollment-weighted and constant-dollar basis by 47% at four-year public institutions and 42% at four-year private institutions. During the period from 1993 to 2002, median household income grew only 11%, on a constant-dollar basis.

      Of the $331.9 billion spent on postsecondary education in academic year 2002-2003, according to the College Board, $105.1 billion was provided by financial aid. Of this amount, federal loans represented approximately 46.7%, or $49.1 billion, and private loans represented approximately 6.6%, or $6.9 billion, while grants, education tax credits, work study and other education loans made up the balance. The DOE estimates that federal education loan volume, excluding consolidation loans, is expected to increase to $95.2 billion in federal fiscal year 2011. We believe that a significant portion of the remaining expenditures on postsecondary education was comprised of other loan products that are not characterized as traditional education loans.

      Education loan consolidation has emerged over the past few years as an important option for consumers. Federal consolidation loans allow consumers to refinance and extend the repayment term of existing education loan debt at a fixed rate and with a single monthly payment that is generally lower than a consumer would pay in the aggregate in monthly payments on the replaced loans. There were $9.5 billion of FFELP consolidation loans disbursed in federal fiscal year 2001. This grew to $23.2 billion and $35.3 billion in federal fiscal year 2002 and 2003, respectively. The DOE, however, projects that FFELP consolidation loan volume will decrease to $25.9 billion in federal fiscal year 2004 and to $22.3 billion in federal fiscal year 2005. Although the DOE projections are the most widely accepted projections available, we note that the DOE’s projections for following-year FFELP consolidation loan volumes have underestimated actual consolidation loan volume in each of federal fiscal year 2003, 2002 and 2001 by $13.6 billion, $8.9 billion and $2.0 billion, respectively.

      According to the College Board, private loan volume, though small in comparison to federal loan volume, has grown at a compounded annual rate of 26.8% in constant dollars, from academic year 1995-1996 through academic year 2002-2003. Total reported private loan volume reached approximately $6.9 billion in the 2002-2003 academic year, up from $1.1 billion in the 1995-1996 academic year. We believe the growth of the private education loan market reflects an increasing reliance on supplements to federal loans, under which the amount that can be borrowed is capped, to bridge the widening gap between the cost of higher education and the amount of funding available to pay that cost through federal education loans. In addition, we believe private education loans are viewed as convenient and attractive financing alternatives by the growing number of older non-traditional students who are more familiar with other consumer finance alternatives.

Total Expenditures for Postsecondary Education

(dollars in billions)

Academic years (beginning)

(Source: U.S. Department of Education)

     There are three major federal education loan programs:

      The Federal Family Education Loan Program allows private financial institutions to make loans that are guaranteed by intermediary guaranty agencies that are, in turn, reinsured by the federal government. The FFEL Program was originally created by the Higher Education Act of 1965. The FFEL Program is the single largest source of college financial assistance in the United States.

      The William D. Ford Federal Direct Student Loan Program was enacted in 1993 and authorizes the DOE to lend funds directly to students and parents from the U.S. Treasury for financial aid purposes.

      The Perkins Loan program is a relatively small program that provides capital to schools to help fund revolving loan funds the schools can use to make loans to their students who have exceptional financial need.

      Together, the FFEL Program and FDL Program accounted for 97% of all federal education loan volume in academic year 2002-2003.

The Federal Family Education Loan Program

      The FFEL Program, the single largest source of college financial assistance in the United States, is a public-private partnership where lenders make guaranteed student loans to students. FFELP loans offer below-market interest rates and favorable repayment terms to students and parents. The FFEL Program includes the following types of loans:

      Consolidation loans. Consolidation loans allow student and parent borrowers to combine different federal loans with various repayment schedules into one loan having a term of up to 30 years. The primary benefits are a fixed interest rate, a single monthly payment and extended repayment terms. In federal fiscal year 2003, $35.3 billion of FFELP consolidation loans were made according to the DOE.

      Subsidized Stafford loans. Subsidized Stafford loans have terms of up to 10 years after the borrower leaves school and are awarded to students on the basis of financial need. The loans are referred to as subsidized because the federal government pays the interest that accrues while students are enrolled, for a six-month grace period after they leave school and during certain authorized deferment periods. This loan type is the largest component of the FFEL Program. In federal fiscal year 2003, $17.8 billion in FFELP subsidized Stafford loans were made, according to the DOE.

      Unsubsidized Stafford loans. Unsubsidized Stafford loans have terms of up to 10 years after a borrower leaves school and are available to all students regardless of financial need. They offer the same interest rate and six-month grace period as subsidized Stafford loans, but interest on these loans accrues while students are in school, grace or deferment. Students may opt to make interest payments during those periods, or they may choose to have the interest capitalized so that they pay it when the loan is in repayment status. In federal fiscal year 2003, $16.5 billion in FFELP unsubsidized Stafford loans were made, according to the DOE.

      PLUS loans. PLUS loans have terms of up to 10 years and allow parents of dependent undergraduate students to borrow up to the total cost of attendance at a low interest rate. Unlike student borrowers, parents must pass a credit test to borrow under the PLUS program. Through this program, parents may borrow up to the cost of attendance per child, minus financial aid from other sources. In federal fiscal year 2003, $4.5 billion in FFELP PLUS loans were made according to the DOE.

      The maximum aggregate borrowing by a single borrower of unsubsidized and subsidized Stafford loans is $23,000 for a dependent undergraduate student, $46,000 for an independent undergraduate student and $138,500 for a graduate student (including undergraduate borrowings).

      Lender payment of principal and interest on all FFELP student loans, including consolidation loans, originated after October 1, 1993 are 98% guaranteed by guaranty agencies against default by the borrower. Guaranty agencies are, in turn, reinsured for up to 95% of their guarantee payments by the federal government. If the DOE has determined that a guaranty agency is unable to meet its guarantee obligations, the loan holder may submit claims directly to the DOE, and the DOE would be required to pay the full guarantee claim.

      Consolidation loans under the Higher Education Act were not made available until 1986. The consolidation loan program allows borrowers with existing federal loans to combine their variable-rate federal education loans into a single loan, with a fixed rate, to be repaid over a term ranging from 12 to 30 years, depending on the size of the loan. The consolidation loans are insured and reinsured on a basis similar to Stafford and PLUS loans. Federal consolidation loans may be obtained in an amount sufficient to pay outstanding principal, unpaid interest and late charges on federally insured or reinsured student loans incurred under the FFEL Program selected by the borrower, as well as loans made pursuant to the FDL Program, Perkins and Health Professional Student Loan Programs. The holder receives a direct payment from the government based upon a Special Allowance Payment, or SAP, formula. SAPs are generally paid whenever the average of all of the applicable floating rates (91-day Treasury bill, commercial paper, 52-week Treasury bill, or the constant maturity Treasury rate) in a calendar quarter, plus a spread of between 1.70% and 3.50% (depending on the loan status and origination date) exceeds the rate of interest which the borrower is obligated to pay. Lenders are required to pay the DOE a one-time 0.50% fee on origination of consolidation, Stafford and PLUS loans. The holder is required to pay an annual fee to the DOE of 1.05% on consolidation loans it holds.

      The interest rate paid by a student on a consolidation loan is fixed at a rate equal to the weighted average of the interest rates on the loans retired, rounded up one-eighth of one percent, not to exceed 8.25% per annum. Once a student consolidates his or her loans, the rate determined at that point is fixed to the borrower for the life of the loan. Many lenders under the FFEL Program offer borrowers discounts to their interest rates based on the borrowers’ agreement to make automated payments and payment history. These discounts can exceed 1.00% per annum.

      The FFEL Program entitles borrowers of consolidation loans to defer payments during certain authorized deferment periods. In addition, lenders may agree to forebear interest payments in certain instances.

      Participants in the FFEL Program include:

      Originators. Originators market, process and, in cooperation with eligible lenders, originate, FFELP loans. Originators include student loan finance companies as well as eligible lenders as described below. After an originator originates and/or processes the origination of a loan, it may retain it in its portfolio or sell it to third parties, including eligible lenders.

      Eligible lenders. Eligible lenders registered with the DOE originate and/or purchase FFELP loans and receive interest subsidy payments, SAPs and default reimbursement. Eligible lenders include banks, savings and loan associations, credit unions, pension funds, insurance companies, schools and, under certain circumstances, guaranty agencies. In addition, other entities that do not meet the definition of eligible lender can effectively participate through trust arrangements with entities that meet the definition.

      Servicers. Servicing of student loan assets is critical for FFELP lenders because the guarantee is conditioned on the loans being administered in accordance with DOE and guaranty agency requirements. Proper servicing of a student loan is also required in order to maintain eligibility for SAPs and interest subsidy payments.

      Guaranty agencies. Guaranty agencies reimburse lenders for losses on defaulted FFELP loans on at least 98% of the loans’ principal and interest. These guaranty agencies are non-profit institutions or state agencies that have entered into federal reinsurance contracts with the DOE pursuant to the Higher Education Act. Guaranty agencies reimburse eligible lenders from reserve accounts established for this purpose. The guaranty agency, in turn, receives reimbursement of up to 95% of its payments to lenders from the DOE.

      Department of Education. The DOE’s regulations provide a number of public policy drivers to FFELP market participants. The DOE provides eligible lenders with an incentive to lend to students by reinsuring guarantors for a portion of their default reimbursements to lenders. When applicable, it also pays SAPs to ensure that the lender earns a competitive return. The DOE provides eligible borrowers with interest subsidies and capped interest rates.

      The guarantee and the lender’s right to subsidy payments on FFELP loans is conditioned on compliance with requirements set by the DOE and guaranty agencies. FFELP loans that are not administered in accordance with DOE regulations risk loss of their guarantee and subsidies, in full or in part. The most common reason for loss of guarantee or subsidies on a loan is violations of federal regulations requiring certain collection steps, such as collection letters and phone calls for loans that become delinquent. Regulations also authorize the DOE and guaranty agencies to limit, suspend or terminate lenders participation in the FFEL Program, as well as authorize the DOE to impose civil penalties, if lenders violate certain program regulations.

      School eligibility requirements, including default rate limits, have been implemented by the DOE. In order to maintain eligibility in the FFEL Program, schools must maintain default rates below specified levels.

Private Loans

      Private education loans are consumer loans that generally have variable rates, are credit based and have terms up to 30 years. Private loans typically include the following series of processes:

•	consumer development, design and marketing;

•	consumer inquiry, credit decisionmaking and application; and

•	loan origination, disbursement, funding and servicing.

      Borrowers primarily use private loans to supplement federal loans in the financing of their education or to consolidate their education debt. Most private loan holders obtain some form of insurance on each loan to cover the holder against credit loss. This coverage comes in primarily two forms. Private loans are either “self-insured” by the existing holder or insurance is obtained by the loan holder from an outside insurance provider, who, usually for a fee, will provide insurance coverage to cover the holder against default and in some instances death, disability and bankruptcy. Loan terms are typically fixed over a period of time, from five to 30 years, where consumers can defer payments during in-school periods, make interest-only payments or principal and interest payments to loan holders. Rates on private loans are typically variable and indexed to the U.S. Treasury Bill, Prime Rate or LIBOR. In many instances, borrowers pay the holder or insurance entity an origination and/or guarantee fee. This fee is usually included in the overall loan amount at the time of origination.

      The private loan market has expanded rapidly in the past several years. Private loan volume, according to the College Board, though small relative to federal loan volume, has grown at a compounded annual rate of 26.8% in constant dollars, from academic year 1995-1996 through academic year 2002-2003. According to the College Board, total reported private loan volume reached approximately $6.9 billion in the 2002-2003 academic year, up from $1.1 billion in the 1995-1996 academic year. We believe the growth of the private education loan market reflects a growing reliance on supplements to federal loans to bridge the widening gap between the cost of higher education and the amount of funding available to pay that cost through federal education loans. In addition, private education loans are viewed as convenient and attractive financing alternatives by the growing number of older non-traditional students who are more familiar with other consumer finance alternatives.

Reauthorization and Proposed Legislative Changes

      The Higher Education Act, and as a result the FFEL Program, is subject to comprehensive reauthorization every five years. The Higher Education Act is scheduled to expire on September 30, 2004, and reauthorization is currently under consideration by the United States Congress. In 2000, Congress passed legislation to tie the yield on FFELP loans to commercial paper rates. This change has enhanced the current market stability in the education finance arena. Changes in the Higher Education Act made in the two most recent reauthorizations have included reductions in student loan yields paid to lenders, increased fees paid by lenders and a decreased level of guarantee. Some of the key issues being considered in the reauthorization debate are:

•	Single holder rule on consolidation loans. Currently, if only one lender holds all of a student’s loans, then a competitor cannot consolidate the loans away from the current holder unless the current holder refuses to consolidate the loans for the borrower. In the industry as a whole, a large portion of all non-consolidated loans are currently held by only one lender. Elimination of the single holder rule would open up a portion of the market to increased competition.

•	The ability to refinance consolidation loans. Currently, once a loan is consolidated, it cannot be refinanced by another government guaranteed student loan unless subsequent FFELP or FDLP loans are made to the borrower. If this rule changes, the amount of consolidation loans that are refinanced could be significant.

•	Variable-rate consolidation loans. Currently, FFELP consolidation loans have fixed interest rates. Proposals have been made that would require new consolidation loans to have variable rates. This initiative would eliminate an appealing aspect of consolidation loans, i.e., long-term fixed rates, that is not available in most education loans. Adoption of this initiative could decrease demand for federal consolidation loans.

•	Increased access to extended repayment of Stafford/ PLUS loans. Currently, borrowers who secured their first Stafford loan after October 7, 1998 that leave school with $30,000 or more in Stafford loan principal outstanding may have the maturity extended beyond the standard 10 year maximum term. Proposals have been circulated that would allow Stafford/ PLUS borrowers to more readily gain extended repayment terms, similar to those terms provided for under the loan consolidation program. This initiative would provide borrowers of Stafford/ PLUS loans an appealing aspect of consolidation loans, i.e., a more extended repayment period, without consolidating their loans. Adoption of this initiative could decrease demand for federal consolidation loans.

•	Borrower limits. For the last 10 years, the maximum amount of Stafford loans that a dependent freshman or sophomore could borrow has remained at $2,625 and $3,500 per academic year, respectively, and the aggregate amount that a dependent undergraduate student could borrow has remained at $23,000. Educational tuition has increased at approximately two times the rate of inflation over this same time period. If borrower limits are raised this could increase the average size of future loan originations in the market and those available for later consolidation.

      Legislation has also been introduced proposing a number of initiatives aimed at supporting the FDL Program to the detriment of the FFEL Program. Such legislation proposes to pay schools as a reward for choosing to participate in the FDL Program.

      In addition, participants in the education finance market that use DTC marketing are affected by recently amended Federal Trade Commission rules and similar state regulations providing for so-called “do not call” registries. Under these rules, consumers may have their phone numbers added to a “do not call” registry, and marketers are generally prohibited from calling any such consumers to market products and services. This rule may restrict marketers’ abilities to market products and services effectively to certain new customers. Furthermore, compliance with this new rule may prove difficult and require additional expense, and marketers may incur penalties for improperly conducting our marketing activities.

      The origination of private loans is subject to federal and state consumer protection laws and regulations, including state usury and disclosure laws and related regulations, and the Federal Truth in Lending Act. These laws and regulations impose substantial requirements upon lenders and their agents and servicers involved in consumer finance.

      In addition, participants in the market for private education loans could also become subject to state licensing laws due to recent changes in existing federal and state regulations. As a result, participants in this market could be required to (1) implement additional or different programs and information technology systems, (2) meet new licensing capital and reserve requirements or (3) incur additional administrative, compliance and third-party service costs.

BUSINESS

Company Overview

      We are a vertically integrated education finance company that markets, originates, finances and services education loans. We market education loans primarily through direct-to-consumer, or DTC, programs, including targeted direct mail, telemarketing and the Internet. Using our DTC marketing platform and other distribution channels, we assist consumers in financing and refinancing the cost of undergraduate, graduate, professional, career and continuing education. We finance, retain and service a substantial portion of the loans we originate.

      Since our inception in 1998, we have originated or facilitated the origination of over $15 billion in education loans. We originated or facilitated the origination of $4.2 billion of education loans in 2003 and we believe we are among the top five originators of federal and private education loans in the United States. Of our total loan originations in 2003, $4.0 billion were federally guaranteed consolidation student loans made through the Federal Family Education Loan Program, which we refer to as the FFEL Program or FFELP. Through the FFEL Program, an eligible borrower with multiple federally guaranteed loans can consolidate his or her loans after graduation into a single loan. Beginning in May 2003, we increased our focus on private education loans and, in that year, originated or facilitated the origination of $199.6 million of these loans. Private loans, which do not have a federal guarantee, are credit-based consumer loans used to pay for or refinance education-related expenses. As of December 31, 2003, we were servicing approximately $8.9 billion in student loans made to over 360,000 customers, and were the seventh largest servicer of FFELP loans in the United States, according to the Student Loan Servicing Alliance. We currently have over 1,000 employees.

      We have adapted a direct-to-consumer marketing model developed in the consumer finance industry for use in education-based lending. We believe our targeted DTC strategy enables us to increase consumer awareness of the products we offer and collect data useful in our product development and marketing. Using a variety of internal and external databases accumulated since our inception, we create marketing campaigns to target consumers with products based on their specific characteristics. We supplement our DTC strategy through marketing relationships with membership organizations, alumni associations and other entities in order to reach customers and promote our products under our own label or under co-branded offerings in partnership with other lenders. We are also investing in the school-based loan origination channel, through which we market our products to students by cooperative arrangements with the financial aid offices of education institutions. We currently have relationships with over 600 schools and institutions including having our products on 539 preferred lender lists. Once we have originated a FFELP loan, we either fund and retain that loan in our portfolio or sell the originated loan application to a third-party lender. With respect to private education loans, we either sell completed loan applications upon origination, in the case of private consolidation loans, or market loans for origination by third parties, in the case of private in-school loans, which we refer to as facilitating the origination of loans.

      In 2002, we launched our strategy of retaining in our portfolio a percentage of the federally guaranteed loans we originate. Prior to 2002, we sold substantially all of our completed loan applications to third parties and received fees for these applications at the time of sale. We retain in our portfolio only loans that are federally guaranteed for at least 98% of principal and interest. We believe that our current strategy of retaining in our portfolio a portion of the loans we originate and selling the remainder for a fee provides us with several advantages, although our net income in current periods has been lower than it would have been had we sold a larger percentage of the FFELP loans we originate. Among the benefits of retaining loans is our ability to take advantage of these loans’ limited credit risk, their duration and other characteristics and to benefit from a greater revenue stream over the life of the loan. Selling the remainder of our originated loan applications permits us to maintain a diversified source of funding for loan processing and origination and build our relationships with financial institutions that purchase our loans. We retained approximately 50% and 21% of the FFELP loans we originated in 2003 and 2002, respectively, and our portfolio of federally guaranteed loans grew to $2.9 billion as of December 31, 2003 from $973.1 million as of December 31, 2002. We do not fund or retain any of the private loans we market or originate.

      We also provide high quality loan servicing through our wholly owned subsidiary, CFS-SunTech Servicing LLC (“SunTech”). We acquired SunTech in April 2003. Prior to the acquisition, SunTech had been servicing a significant portion of the loans we originated since our formation in 1998. Servicing loans provides us with an additional source of fee income and enables us to retain a direct customer relationship over the life of the loans, which we believe is a critical element in establishing our brand. We service substantially all the loans we hold in our portfolio as well as student loans held by third-party lenders. We generally seek to retain the servicing of a majority of the loan applications we sell, which accounts for a significant portion of our third-party servicing volume.

      Our multiple sources of revenue reflect the fact that we market, originate, finance and service education loans. They include fee income for selling completed loan applications to third parties and facilitating the origination of loans for lenders, net interest income earned on the loans we hold in our portfolio and servicing fee income for the assets we service. Fees on loan application sales and for facilitating the origination of loans, which we refer to collectively as fees on loan origination, accounted for approximately 75.7% of our net revenue in 2003. Net interest income after provision for loan losses, which is primarily comprised of the difference between the yield we receive on our loan portfolio and the cost of funding these loans, accounted for 16.6% of our net revenue in 2003. Servicing fees, earned since our acquisition of SunTech in April 2003, accounted for 7.7% of our net revenue in 2003. Over time, as we build our portfolio, we expect the percentage of our net revenue earned from net interest income to increase and the percentage of our net revenue earned from our fees on loan origination to decrease.

      We primarily finance the loans we retain in our portfolio through asset-backed securitizations, which we record as debt on our consolidated balance sheet. To date, we have completed four securitizations that contributed $2.9 billion of funding, including two transactions for a total of $1.9 billion in 2003. We supplement our asset-backed securitizations with $500 million of secured warehouse financing availability, which we believe allows us to access the securitization market on a more timely and cost-effective basis. In addition, we enter into forward purchase agreements, under which several financial institutions have agreed to purchase and, in certain cases, require that we sell to them, a portion of the loan applications we originate each year.

      Our predecessor company was organized in 1998 to focus primarily on marketing federally guaranteed consolidation loans. In May 2002, Lightyear Capital, LLC, a private investment firm based in New York City, acquired Collegiate Funding Services, Inc. As an investment fund, Lightyear seeks capital appreciation through direct private equity and equity-related investments, including leveraged acquisitions, buildups, recapitalizations, restructurings, management buyouts, pre-public offering opportunities and growth equity transactions.

Our Competitive Strengths

      We believe the following competitive strengths distinguish us in the education finance industry:

•	Vertically integrated education finance platform. We market, originate, finance and service education loans. Through our platform, we offer students and their families a suite of loan products, including federally guaranteed consolidation loans, other federally guaranteed loans and private loans. Once originated, we are able to finance and retain the loans or sell the originated loan applications. Our internal servicing capability allows us to service our student loan portfolio, rather than outsource this task to a third party. Our vertically integrated platform offers our customers the benefit of dealing with a single entity over the lives of their loans, from initial inquiry through origination and repayment. We believe the breadth of our capabilities in the various sectors of the education finance market and the scale of our platform is a competitive advantage over many of our peers.

•	Leading direct-to-consumer origination operation. In 2003, we originated or facilitated the origination of $4.2 billion of education loans, of which approximately 98% was originated through our direct-to-consumer channel. Our DTC model and our targeted marketing process give us the advantage of a direct relationship with customers, which permits us to tailor our products to their needs. We believe that we originated more consolidation loans through this channel than any other education finance company, when excluding consolidation of loans by lenders from their own portfolios.

•	Significant portfolio of federally guaranteed loans. As of December 31, 2003, all the loans we held in our portfolio were FFELP loans, which are federally guaranteed for at least 98% of principal and accrued interest. Our portfolio of loans grew from $973.1 million at the end of 2002 to $2.9 billion at the end of 2003. We expect to continue our strategy of retaining a significant portion of the federally guaranteed loans we originate. The high credit quality and long duration of these loans provide us with a growing base of revenue. We do not currently intend to hold in our portfolio any private loans.

•	High quality servicing platform. As the primary means of communication with our customers after their loans are originated and financed, our servicing operation provides our customers with consistent and seamless service. The quality of our servicing platform and its compliance with the rules set forth by the U.S. Department of Education, or DOE, is the primary determinant in preserving the federal guarantee on FFELP loans we service. Our servicing platform uses a system specifically designed to manage, adhere to and support the requirements of the Higher Education Act and other consumer lending regulations and laws. We believe SunTech’s net claim reject rate by guaranty agencies due to servicer error of 0.02% is among the lowest in the industry. Our continuing focus on maintaining this performance record will assist us in minimizing our credit risk and provide us with credibility as we securitize our portfolio of loans and seek third parties willing to use us as their loan servicer.

•	Experienced senior management team. Our senior management team has an average of 19 years of experience and comes from a broad range of education and consumer finance backgrounds. Our management team is led by Chief Executive Officer, J. Barry Morrow. Mr. Morrow has worked in the education finance industry for over 20 years, having served previously as the senior operations executive for Sallie Mae and general manager of financial services for the U.S. Department of Education. We have a management team with significant experience in both student loan operations and portfolio management. We believe the combination of education and consumer finance experience allows us to better serve our customers and maximizes our ability to develop and implement our strategy.

Our Strategy

      We intend to focus on marketing, originating, financing and servicing federally guaranteed consolidation loans and to leverage our market position and platform to build our brand and diversify our product and service offerings, including the expansion of private loan originations, by executing the following strategy:

•	Expand the use and reach of our direct-to-consumer marketing platform.

Federal consolidation loans. We plan to continue to use our DTC channel to originate federal consolidation loans, to expand consumer awareness of consolidation loans and to establish our brand. We will continue to refine our approach to these products based on information we have gathered from our marketing and servicing operations. We believe that the education finance market will continue to benefit from direct marketing to consumers and we seek to use our expertise with this marketing strategy to increase our share of federal consolidation loan originations.

Private loans. Beginning in May, 2003, we increased our focus on private education loans, and, in 2003, we originated or facilitated the origination of $199.6 million of these loans. We intend to continue to use our expertise in the DTC channel to structure and market private loan products and to increase our originations and facilitation of the origination of private loans. We will utilize our expertise in the marketing of federal consolidation loans and mine the data we have generated in making and holding those loans to effectively market new private loan products.

•	Expand distribution channels.

School-based channel. To supplement our DTC channel, we will continue investing in the school-based channel to increase awareness among students and financial aid officers of our consolidation products. In addition, we will continue to broaden our product offerings of federal and private loans available to students still in school. We currently have relationships with over 600 schools and institutions, including having our products on 539 preferred lender lists. We have a national sales force of education industry professionals working directly with colleges and universities and we assist schools and financial aid offices by offering an internally-developed Internet-based debt and graduation counseling tool as well as software tools that aid schools in running their lender programs. We will continue our efforts to be added to schools’ preferred lender lists, which will provide a school-based origination channel to supplement our DTC origination channel, as well as greater awareness of our products and brand name among students and financial aid officers.

Affinity group marketing. We have entered into marketing relationships with associations such as the American Medical Association, the American Dental Association and the American Bar Association, in order to promote our products to their membership and customer bases. We plan to continue developing more affinity relationships, which, through private label offerings and product endorsements, provide us with access to consumers in need of federal and private loans or consolidation of education loans.

•	Build our FFELP loan portfolio and balance our sources of revenue and funding. Starting in 2002, we began holding a portion of the FFELP loans we originated. We plan on retaining a significant portion of the FFELP loans we originate in the future. Retaining these loans will give us the ability to recognize revenue from these assets over a long period of time, more fully utilize our servicing capabilities and help us to create a more robust customer information database for new and emerging products and services. We also intend to continue to sell a portion of the loan applications we originate. Our sales of originated loan applications allow us to maintain a balance in our sources of funding for loan processing and origination, provide us with a source of fee income and enable us to continue to build relationships and strategic partnerships with the financial institutions that acquire our loan applications.

•	Expand the origination capabilities of our servicer. We intend to continue to expand the volume of loans we service for ourselves and for third-party lenders and to invest in the technology and infrastructure of our servicing operations to permit us to originate additional types of loans and increase our ability to provide private labeling capabilities to our clients. Through our servicer, we intend to extend the reach of our marketing, originate more loans and increase the volume of loans we service. We believe our enhanced servicing capabilities will enable us to support our growth in servicing and originations, increase our fee income from servicing and ensure that our customers have a favorable experience with CFS.

•	Seek out and make strategic acquisitions. In 2003, we acquired and successfully integrated SunTech to provide our servicing operations. In the future, we will consider acquisitions of individual companies as well as loan and servicing portfolios that we believe have the potential to enhance the value of our company, expand our product reach and/or aid in executing our growth strategy.

Product and Service Offerings

Loan origination

      Origination channels. We originate and acquire education loans through a variety of methods, or channels, including:

      Direct-to-consumer (DTC). We believe that companies using direct marketing to consumers will continue to benefit in the education finance market. We have adapted a direct-to-consumer marketing model developed in the consumer finance industry for use in education finance. We originate education loans primarily by marketing directly to consumers using direct mail, telemarketing and the Internet. We believe our targeted DTC marketing strategy enables us to make more consumers aware of our products. Our DTC channel accounted for approximately 98% of the education loans we originated or facilitated the origination of in both 2003 and 2002.

      We view education loans as consumer loans that can be originated in any fashion convenient for the student, parent or school. A substantial portion of our direct marketing to consumers is geared towards our telemarketing customer call centers generating calls to and receiving calls from eligible borrowers to receive information specific to their eligibility for different loan programs. Our telemarketing center associates are extensively trained to adhere to current regulations as well as to provide timely and convenient information concerning our loan programs. They provide recent graduates, students and parents specific, concise and accurate financial aid information. One of our telemarketing center associates can typically pre-qualify a borrower over the phone for a federal consolidation, private, Stafford or PLUS loan in less than five minutes.

      Many of our customer solicitations are targeted at potential borrowers that have been prescreened for the likelihood of needing financing for their postsecondary education or refinancing of their education debt and, in the case of private loans, for creditworthiness. We use both internal and external data sources that together create a database of information used to target consumers in need of education loans. We use information received from credit bureaus and from third-party compiled and vertical mailing lists. Our campaigns consist of mail and Internet offers and telemarketing scripting delivered separately or in combination to desired customers. We track and periodically review the results of our various solicitation campaigns in a “test and learn” environment. Our DTC marketing strategy targets products to a consumer based on his or her specific profile and uses consumer feedback and data analysis to revise and refine the products we offer. In developing our targeting strategies, we attempt to respect the privacy of our customers (and potential customers) by using customer information only in accordance with our privacy policies.

      We have the capability to originate loans over the Internet and, in the past year, have invested in expanding our Internet-based originations. We believe the Internet will be a cost-effective and complementary alternative for loan originations in our direct marketing efforts. In 2003, we tested several marketing programs using Internet-based advertising, as well as advertising on certain corporate websites. We intend to continue to invest in the technology required to grow our Internet-based origination capability to make it a critical channel for the origination and facilitating the origination of loans.

      Affinity group marketing. We also market and originate loans through relationships with certain alumni and industry groups, including the American Medical Association, the American Dental Association, the American Bar Association and alumni associations, through which we are the provider of loan products sponsored by these organizations. Through endorsements of our products, groups such as these organizations, as well as E-Loan and LendingTree, aid us in reaching new customers and marketing to our current customer lists. This channel accounted for approximately 2% and 3% of the education loans we originated or of which we facilitated the origination in 2003 and 2002, respectively.

      School preferred lender lists. We also market and originate loans to students currently enrolled in school and recent graduates through financial aid offices. We have relationships with 600 schools and institutions of higher learning and our products are on the preferred lender lists of 539 institutions. We have a national sales force of education industry professionals working with colleges and universities directly. We are currently expanding our originations in the school channel by developing the internal capability to provide originations of Stafford and PLUS loans and private in-school loans through our servicing platform. In the past year, our products were added to 430 school preferred lender lists.

      Our national sales force of 21 professionals focuses on implementing this strategy by educating college financial aid officers about us and offering our products and services to them. This participation may drive Stafford, PLUS and private in-school loan volume from the students and parents who select their lender from the school’s preferred lender list. In addition, we believe that a portion of the loans that are originated through our DTC channel are a result of us being on schools’ preferred lender lists.

      One of the primary benefits we offer to schools is a range of loan products to student and parent borrowers. Additional services we have developed or licensed to assist schools and financial aid offices include:

•	Collegexit — an Internet-based debt and graduation counseling tool, currently offered to students at 175 financial aid offices across the country; and

•	RFP platform — a platform designed to assist schools in the Request For Proposal (RFP) process for preferred lender lists and/or school-as-lender programs.

      In addition, our advisory board, consisting of 10 financial aid and higher education professionals, assists us in understanding and evaluating current trends in education finance and school and student finance needs.

      Secondary market acquisitions. In 2003, we acquired a portion of our portfolio of federal education loans in the secondary market. Many FFELP lenders sell their loans after origination. Acquisitions through this channel accounted for approximately 1% of the student loans in our portfolio in 2003 and are not included in our origination figures.

      Our products. The great majority of education loans we originate are federally guaranteed consolidation loans. We also originate and facilitate the origination of private loans, as well as Stafford and PLUS loans. We originated or facilitated the origination of $4.2 billion in federal and private loans in 2003 and have done so with respect to over $15 billion in such loans since our inception in 1998. Of our total loan originations in 2003, $4.0 billion were federally guaranteed consolidation loans. See “Industry Overview” for a general description of these products.

      FFELP loans.     We offer FFELP consolidation loans to qualifying borrowers. FFELP consolidation loans allow borrowers with existing federal loans to combine their federal education loans into a single loan, with a fixed rate, to be repaid over a term ranging from 12 to 30 years, depending on the size of the loan. We offer federal consolidation loans in an amount sufficient to pay the outstanding principal, unpaid interest and late charges on federally insured or reinsured education loans incurred under the FFEL Program selected by the borrower, as well as loans made pursuant to the FDL Program, Perkins and Health Professional Student Loan Programs.

      We also offer borrowers Stafford and PLUS loans in accordance with those FFEL programs. Subsidized Stafford loans have terms of up to 10 years after the borrower leaves school, subject to extension, and are awarded to students on the basis of financial need. Unsubsidized Stafford loans have terms of up to 10 years after the borrower leaves school, subject to extension, and are available to all students regardless of financial need. The maximum aggregate borrowing by a single borrower of unsubsidized and subsidized Stafford loans is $23,000 for a dependent undergraduate student, $46,000 for an independent undergraduate student and $138,500 for a graduate student (including undergraduate borrowings).

      Our PLUS loans have terms of up to 10 years and allow parents of dependent undergraduate students to borrow up to the total cost of attendance at a low interest rate. Unlike student borrowers, parents must pass a credit test to borrow under the PLUS program. Through this program, parents may borrow up to the cost of attendance per child, minus financial aid from other sources.

      Private consolidation loans. We offer private consolidation loans to student borrowers who have at least one eligible private loan to consolidate.  Like the FFELP consolidation loan, borrowers can combine all of their private education loans up to $125,000 into one loan, with a single lower monthly payment, to be repaid over a term of up to 30 years, depending on outstanding loan amount. These loans are privately funded and guaranteed, credit-based, variable-rate loans with an origination fee based on the applicant’s credit worthiness.

      Private in-school loans. The private in-school loans we market are offered to supplement federal loans and aid available to a wide range of students and their parents, from those enrolled in kindergarten through graduate school, where the federal loans and other aid does not cover the student’s education-related expenses. These loans are privately funded, credit-based, variable-rate loans up to $30,000 per year that generally require a co-signer. The term is up to 25 years depending on the amount of the loan and has an origination fee based on the creditworthiness of the student and co-signer.

      Borrower incentives. We offer borrower incentives that are designed to attract new borrowers and improve their repayment behavior. Our automated clearing house (ACH) incentive program, which is offered on all of our loans, reduces a borrower’s interest rate by 0.25% per annum for so long as he or she makes monthly payments through automatic deductions from his or her checking or savings account. Approximately 30% of our borrowers currently participate in this program. In addition, we offer FFELP consolidation loan borrowers an on-time incentive program that reduces a borrower’s interest rates by 1.00% per annum for so long as he or she makes a specified number of his or her payments on time and continues to make subsequent payments on time.

      Portfolio funding and liquidity. A key component of our business is maintaining access to diversified funding sources for our education loans. In July 2003, we obtained a one-year, $500.0 million warehouse financing facility to fund our loan originations. In February 2004, the facility was temporarily expanded to $1.0 billion through May 2004, at which time it will return to its original $500.0 million capacity. The warehouse facility is provided by a commercial paper conduit with liquidity support provided by a national financial institution. Short-term warehousing allows us to originate and fund education loans prior to transferring them into more permanent financing arrangements. We hold loans in our short-term warehousing facility for a period of time ranging from approximately one month to as many as six months. Our warehousing capacity allows us to pool education loans in order to maximize characteristics for efficient securitization financing and to time market conditions for our securitizations.

      We rely upon securitization vehicles as our source of long-term funding for loans. Our first securitization transaction was executed in 2001, utilizing a master trust structure, and was comprised of privately placed auction-rate notes. As the size and volume of our securitizations have increased, we have begun publicly offering asset-backed securities under shelf registration statements. During 2003, 2002 and 2001 we issued $1.9 billion, $500.0 million, and $527.2 million of asset-backed securities, respectively. We had approximately $2.9 billion in asset-backed securities outstanding as of December 31, 2003.

      Forward purchase agreements. We have several forward purchase agreements through which we utilize our marketing platform and access our customer base for third-party lenders. We currently have forward purchase agreements with third-party lenders for whom we market FFELP and private consolidation loans to potential and existing borrowers. The terms of the agreements range from one to three years with varying termination rights, although the parties generally have the right to terminate upon the occurrence of material breach of representations, warranties or covenants, default under debt agreements or material adverse change, regulatory changes, or bankruptcy. Each party has agreed to indemnify the other, subject to certain limitations.

      We receive a fee for completed loan applications or, in the case of private loans, loan disbursements. Through these forward purchase agreements, third-party lenders are provided access to borrowers without incurring the incremental overhead costs of hiring additional sales and marketing employees. We generally seek to require these counterparties to service the loans we originate or process for origination with our servicer for a pre-determined period of time.

      We are required to represent that the completed loan applications we sell have been originated in compliance with all applicable laws and regulations and, with respect to federally guaranteed loans that the loans are in all respects eligible for federal guarantee. If any of the FFELP consolidation loan applications sold under our forward purchase agreements are deemed ineligible for federal guarantee after funding, we may be required to purchase the loans and reimburse the DOE for fees and subsidies associated with such loans.

      Fees received under forward purchase agreements with Citibank (New York State), The Brazos Higher Education Service Corporation, Inc. and ClassNotes, Inc. d/b/a Educaid, each accounted for more than 10% of our net revenue in 2003. Any failure to maintain or replace contractual relationships with these financial institutions or lenders could have a material adverse effect on our ability to sustain or increase our business.

      Marketing agreements. We have a relationship with a financial institution for whom we market private in-school loans, and who agrees to originate and fund the loans we market. Under this contractual relationship, we generate loan applications that are referred to the provider over a pre-determined period of time and at an agreed upon fee. Certain conditions mandate that a specific volume of applications be referred to a provider over a period of time. We are paid for private in-school loan referrals when a loan is funded by a lender. The parties have the right to terminate upon the occurrence of material breach or the bankruptcy of either party.

      Eligible lender. When we originate FFELP loans on our own behalf or when we acquire FFELP loans from others, we engage U.S. Bank National Association as our “eligible lender,” as defined in the Higher Education Act, to act as our trustee to hold title to all such originated and acquired FFELP loans. This eligible lender trustee holds the legal title to our FFELP loans, and we hold 100% of the beneficial interests in those loans.

      See note 20 of the notes to our consolidated financial statements for segment information relating to our loan origination segment.

Loan servicing

      We specialize in the servicing of federally guaranteed and private education loans. Our servicing division offers a complete line of education loan services, including recovery of non-guaranteed loans, application processing, disbursement of funds, customer service, account maintenance, federal reporting and billing collections, payment processing, default aversion and claim filing. Our contact center staff is trained in all phases of education credit and can address most matters with respect to customers’ accounts, including the origination of new loans. SunTech, our servicer, uses an internally-developed system to manage the servicing process that provides for automated compliance with most Higher Education Act regulations.

      We acquired our wholly-owned servicer, SunTech, on April 15, 2003. SunTech began servicing education loans in 1990 and services many of the loans we have originated since our formation in 1998. Prior to 1990, SunTech was part of the Mississippi secondary market and had serviced loans in that capacity since 1984. As of December 31, 2003, SunTech serviced a portfolio of approximately 360,000 accounts with outstanding FFELP and private education loan balances of approximately $8.9 billion.

      As the primary means of communication with our customers after their loans are originated, our servicing operation is managed to provide our customers consistent and seamless service. Our quality and experience in education loan servicing is evident in the historical performance of our entire pool of loan assets, which has historically had a very low net claim reject rate by guaranty agencies due to servicer error, which is the percent of claims ultimately rejected by a guaranty agency due to servicer error. In 2003, SunTech’s net claim reject rate due to servicer error was approximately 0.02% of all claims filed by us or our servicing customers. Historically, the aggregate losses of SunTech’s servicing customers from servicing-related errors has been $0 per year. We believe our internal servicing operation minimizes our credit risk and is an asset as we securitize our portfolio of loans and seek forward purchase partners willing to use us as their loan servicer.

      See note 20 of the notes to our consolidated financial statements for segment information relating to our loan servicing segment.

Our Competition

      We face significant competition from numerous competitors, including SLM Corporation, the parent company of Sallie Mae. SLM Corporation originated $15.2 billion of education loans through its preferred channel in 2003, services nearly half of all outstanding FFELP loans and is the largest holder of student loans, with a managed portfolio of approximately $89 billion as of December 31, 2003. In 2002, Sallie Mae began actively marketing consolidation loans and, as a result of its substantial market presence, quickly became a leading originator in the consolidation marketplace. College Loan Corporation originates and retains FFELP loans and markets private education loans. Education Lending Group, Inc. holds guaranteed student loans originated with the assistance of third parties.

      We also face competition from other education finance companies and financial institutions that market, originate or purchase guaranteed or private education loans. As we seek to further expand our business, we will face numerous other competitors, many of whom are already well established in the markets we seek to penetrate. Some of our competitors are much larger than we are, have better name recognition than we do and have greater financial and other resources than we do. In addition, several of our competitors have large market capitalizations or cash reserves and are better positioned to acquire companies or portfolios in order to gain market share than we are.

      Many banks, education finance companies and secondary market holders recently have begun to engage in consolidations to prevent loans in their respective portfolios from being consolidated by other lenders. In addition, as interest rates have fallen and the market for consolidation loans has increased, new companies have entered the business of directly marketing loans to consumers who are eligible for consolidation of their education loans.

      We also face competition from the FDL Program. Through the FDL Program, the DOE makes loans directly to students through the educational institutions they attend. The volume of student loans made under the FFEL Program and available for us to originate may be reduced to the extent that the FDL program makes loans to students. The DOE also offers consolidation loans and has marketed this product widely in prior years. However, we believe it has recently reduced its marketing related to consolidation loans.

      Legislation has been proposed aimed at supporting the FDL Program to the detriment of the FFEL Program. If such legislation were to be enacted, this would have a material negative impact on us.

Seasonality

      Origination of consolidation student loans is generally subject to seasonal trends, which correspond to the period prior to or immediately after the July 1 reset in a rising or falling interest rate environment and also to the expiration of the six-month grace period on payment of certain loans after graduation, which generally falls in December. Due to our portfolio size, new disbursements or run-off for any given month will not materially change the net interest earnings of the portfolio.

      However, certain other factors may cause our quarterly results of operations to vary, including, in particular, unexpected changes in interest rates and the amount and timing of our loan sales.

Properties

      Our headquarters are currently located in Fredericksburg, Virginia, and we have additional offices in Tampa, Florida and Jackson, Mississippi.

      We lease land and buildings for our executive offices and operations. The following table summarizes information with respect to the principal facilities that we lease:

Location	Principal Activities	Area (sq. feet)	Lease Expiration Date

Fredericksburg, Virginia(1)	Headquarters and call center	54,179	09/30/2005
Pinellas Park, Florida	Call center	18,000	03/01/2005
Jackson, Mississippi	Servicing and loan processing	52,783	04/01/2005	(2)
Washington, DC	Government relations	562	06/30/2004

(1)	We recently signed a new lease for our principal executive offices and will be relocating our headquarters and call center in the third quarter of 2004 to 10304 Spotsylvania Avenue, Fredericksburg, Virginia 22408. The new lease expires in May 10, 2010 and the office space is approximately 64,179 square feet.

(2)	Consists of two leases with concurrent expiration.

Employees

      As of December 31, 2003, we had approximately 828 full-time employees and 236 part-time employees. Approximately 254 of our employees are salaried and approximately 810 are hourly. We are not subject to any collective bargaining agreements, and we consider relations with our employees to be good.

Legal Proceedings

      We are involved in litigation in the ordinary course of business, both as a defendant and as a plaintiff. While we cannot predict the outcome of any pending or future litigation, examination or investigation, we do not believe that any pending matter will have a material adverse effect on our financial condition or results of operations.

MANAGEMENT

      Set forth below are the names, ages as of April, 2004, and current positions of our executive officers and current directors.

Name	Age	Position

J. Barry Morrow	51	Chief Executive Officer and Director
Kevin A. Landgraver	41	Executive Vice President and Chief Financial Officer
W. Clark McGhee	39	Executive Vice President—Marketing
Charles L. Terribile	58	Executive Vice President and General Counsel
John A. Reeves	53	Executive Vice President—Government and Industry Relations
John R. Elam	58	Executive Vice President—Servicing and Operations
Donald B. Marron	69	Chairman of the Board and Director
Lawrence A. Hough	60	Director
Bruce J. Rubin	44	Director
Richard J. Sterne	57	Director
Mark F. Vassallo	41	Director

      J. Barry Morrow has been our president and chief executive officer since 2002. From 2000 to 2002, Mr. Morrow served as our president and chief operating officer. Mr. Morrow previously served as the general manager of Financial Partners for the Office of Student Financial Assistance at the U.S. Department of Education from 1999 to 2000. Prior to that, Mr. Morrow spent over 17 years with Sallie Mae in various positions including the senior operations executive. Mr. Morrow holds a B.A. from Virginia Tech and an M.A. in Public Administration from George Washington University.

      Kevin A. Landgraver has been our executive vice president and chief financial officer since September, 2001. From March, 1995 to September, 2001, Mr. Landgraver served as the senior vice president for Educaid, a student loan company. Mr. Landgraver received a B.A. from Macalester College and an M.B.A. from Rockhurst University.

      W. Clark McGhee has been our executive vice president of marketing since August, 2001. From August, 1999 to August, 2001, Mr. McGhee was the president of Servus Financial Corporation, a wholly owned private education loan subsidiary of Wells Fargo Bank. From June, 1986 to August, 1999, Mr. McGhee held positions at SunTrust Bank (formerly Crestar Financial Corporation), serving as both executive vice president of its small business and consumer Internet lines of business as well as chief executive officer of SunTrust Education Financial Services Corporation. Mr. McGhee holds a B.S. from the University of Richmond.

      Charles L. Terribile has been our executive vice president and general counsel since December, 2001. Prior to that, Mr. Terribile spent 23 years with First Union Corporation, holding a number of positions, including deputy general counsel for consumer products and services. From 1972 to 1978, Mr. Terribile was an assistant to the commissioner of the New Jersey Department of Banking. From 1970 to 1972, Mr. Terribile served as a deputy attorney general for the New Jersey State Attorney General’s Office. Mr. Terribile holds a B.S. from the Pennsylvania State University and a J.D. from Rutgers School of Law.

      John A. Reeves has been our executive vice president of government and industry relations since June, 2002. From October, 2000 to June, 2002, Mr. Reeves served as the general manager of Financial Partners for the Office of Student Financial Assistance at the U.S. Department of Education. From 1988 to 2000, Mr. Reeves served as president of Educaid. Mr. Reeves holds a B.A. from Lewis & Clark College and a J.D. from Drake University School of Law.

      John R. Elam has been our executive vice president of servicing and operations since April, 2003 and has been the president and chief operating officer of CFS-SunTech Servicing LLC since April, 2004. From 2001 to 2003, Mr. Elam served as senior vice president for Wells Fargo Mortgage. From 1998 to 2001, Mr. Elam served as chief information officer for the North American Mortgage Company. From 1996 to 1998, Mr. Elam served as chief operating officer for the Computer Science Corporation. From 1992 to 1996, Mr. Elam held positions at Chase Manhattan Corporation, serving as both a division senior vice president and vice president of operations and new acquisitions. From 1991 to 1992, Mr. Elam served as the special assistant to the Secretary of Education. From 1990 to 1991, Mr. Elam served as a vice president for Sallie Mae. Mr. Elam holds a B.S. from Auburn University, an M.A. in history from University of Georgia and an M.B.A. from Golden Gate University.

      Donald B. Marron has been the chairman and CEO of Lightyear Capital, LLC, an entity he founded, since 2001. Mr. Marron served as president of PaineWebber Group Inc. from 1977 to 1980, and as chairman and CEO from 1981 until its merger with UBS AG in November, 2000. Following the merger, Mr. Marron served as chairman of UBS America until September, 2003. Mr. Marron also serves as a director of Shinsei Bank and Fannie Mae.

      Lawrence A. Hough has been the chairman of Stuart Mill Capital, Inc., an investment management company which he founded, since 1998. In 1999, Stuart Mill Capital, Inc. led an investment group which acquired, managed, and sold SatoTravel, a global travel management company. From July, 1990 to August, 1997, Mr. Hough served as president and chief executive office of SallieMae, where he had been employed since 1972. Mr. Hough serves as a director of Orbimage, Versura, Inc., and as non executive chairman of the board of SynXis Inc. Mr. Hough also serves as a trustee of the Shakespeare Theatre, a trustee of the Levine School of Music and a director of Community Foundations of America.

      Bruce J. Rubin has been a managing director and chief administrative officer at Lightyear Capital, LLC since 2001. Prior to joining Lightyear, Mr. Rubin spent seven years with the PaineWebber Group Inc., serving as a managing director and chief operating officer of PaineWebber Real Estate Fund and as president and CEO of PaineWebber Properties. Mr. Rubin held various executive positions at Shearson Lehman, Smith Barney and Kidder Peabody from 1989 to 1994. Mr. Rubin also serves on the boards of directors of Kepler Equities, DeepGreen Financial and Ripon Cogeneration, Inc. Mr. Rubin holds a B.A. from Stanford University and a J.D. from Stanford Law School.

      Richard J. Sterne has been a partner and managing director of Lightyear Capital, LLC since 2001. From 1999 until joining Lightyear, Mr. Sterne was a managing director at PaineWebber Group Inc. in the Principal Transactions Group, responsible for the firm’s proprietary investments. From 1995 until joining PaineWebber, Mr. Sterne was the chairman and chief executive officer of Links Securities, Inc. Mr. Sterne holds a B.A. from Harvard University and an M.B.A. from Stanford University Business School.

      Mark F. Vassallo has been a partner and managing director at Lightyear Capital, LLC since September, 2003. Prior to joining Lightyear, Mr. Vassallo spent 16 years at PaineWebber Group Inc. Following the merger of PaineWebber and UBS AG, Mr. Vassallo spent three years at UBS serving as managing director, and as senior advisor to Lightyear Capital. Mr. Vassallo also serves on the boards of directors of New Flyer Industries and Kepler Equities. Mr. Vassallo holds a B.A. from Harvard University and an M.B.A. from Columbia University.

      Each officer serves at the discretion of our board of directors and holds office until his or her successor is elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Composition of the Board

      Our board of directors currently consists of six directors. We currently have one independent member of our board of directors, and plan to add a second independent member within three months after the consummation of this offering and a third independent member to our board of directors within 12 months after the consummation of this offering.

      Pursuant to our amended and restated certificate of incorporation, our board of directors will be divided into three classes. The member or members of each class will serve for a staggered, three-year term. Upon the expiration of the term of a class of directors, the director or directors in that class will be elected for three-year terms at the annual meeting of stockholders in the year in which his or her or their term expires. We currently anticipate that the classes will be composed as follows:

•	Class I Directors: will be Class I directors and their terms will expire at the 2005 annual meeting of stockholders;

•	Class II Directors: will be Class II directors and their terms will expire at the 2006 annual meeting of stockholders; and

•	Class III Directors: will be Class III directors and their terms will expire at the 2007 annual meeting of stockholders.

      If the number of directors is increased, the increase in directorships will be apportioned among the three classes so that, as nearly as possible, each class will consist of one-third of our directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

Committees of the Board of Directors

      Our board of directors currently has a compensation committee and an audit committee and will have a nominating and corporate governance committee prior to the closing of this offering.

Audit committee

      Our audit committee will initially consist of at least one independent member prior to the consummation of this offering. The audit committee will be responsible for (1) selecting the independent auditors, (2) approving the overall scope of the audit, (3) assisting the board in monitoring the integrity of our financial statements, the independent accountant’s qualifications and independence, the performance of the independent accountants and our internal audit function and our compliance with legal and regulatory requirements, (4) annually reviewing an independent auditors’ report describing the auditing firms’ internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, (5) discussing the annual audited financial and quarterly statements with management and the independent auditor, (6) discussing earnings press release, as well as financial information and earnings guidance provided to analysts and rating agencies, (7) discussing policies with respect to risk assessment and risk management, (8) meeting separately, periodically, with management, internal auditors and the independent auditor, (9) reviewing with the independent auditor any audit problems or difficulties and managements’ response, (10) setting clear hiring policies for employees or former employees of the independent auditors, (11) establishing procedures for handling complaints regarding the company’s accounting practices, (12) engaging advisors as necessary to carry out its duties and determining appropriate funding for payment of compensation to independent auditors and advisors, (13) handling such other matters that are specifically delegated to the audit committee by the board of directors from time to time and (14) reporting regularly to the full board of directors.

      Following the consummation of this offering, we plan to nominate a second independent member to our audit committee within three months thereafter and a third independent member within 12 months thereafter to replace existing members so that all of our audit committee members will be independent as such term is defined in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934 as amended (the “Exchange Act”). In addition, one of them will be an “audit committee financial expert” as such term is defined in Item 401(h) of Regulation S-K.

      Our board of directors will adopt a written charter for the audit committee which will be available on our website.

Compensation committee

      The compensation committee is responsible for (1) reviewing key employee compensation policies, plans and programs, (2) reviewing and approving the compensation of our executive officers, (3) reviewing and approving employment contracts and other similar arrangements between us and our executive officers, (4) reviewing and consulting with the chief executive officer on the selection of officers and evaluation of executive performance and other related matters, (5) administration of stock plans and other incentive compensation plans and (6) such other matters that are specifically delegated to the compensation committee by the board of directors from time to time.

      Our board of directors will adopt a written charter for the compensation committee which will be available on our website.

      The compensation committee will be chaired by             and is also comprised of            .

Nominating and corporate governance committee

      Upon the consummation of this offering, we will establish a nominating and corporate governance committee. The nominating and corporate governance committee will be responsible for the oversight of, and assist our board of directors in developing and recommending, corporate governance practices and selecting the director nominees to stand for election at annual meetings of stockholders.

      Our board of directors will adopt a written charter for the nominating and corporate governance committee which will be available on our website.

      The nominating and corporate governance committee will be chaired by                     and will also be comprised of  and                     .

Compensation Committee Interlocks and Insider Participation

      None of the members of our compensation committee is or has been an officer or an employee of the company. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Director and Executive Compensation

Director compensation

      We do not currently pay any compensation to any of our directors for serving as a director or as a member or chair of a committee of the board of directors. Following this offering, we plan to pay our independent directors $                    annually and $                    per day for each board meeting and each committee meeting attended. Directors will also be eligible to participate in our Stock Incentive Plan.

Executive compensation

      As an independent company, we have established executive compensation practices that link compensation with our performance as a company. We will continually review our executive compensation programs to ensure that they are competitive.

      The following table shows 2003 compensation information on an annual basis, to the extent that it is currently determinable, for our chief executive officer and our four other most highly compensated executive officers based on salary, whom we refer to as the “named executive officers.” Other Annual Compensation represents our estimate of perquisites payable to the named executive officers for 2003 and long-term compensation represents the options that have been awarded to the named executive officers in 2003.

Summary Compensation Table

							Long-Term
							Compensation
	Annual Compensation
							Securities
Name And Principal						Other Annual	Underlying	All Other
Position	Year	Salary($)		Bonus($)		Compensation($)	Options ($)	Compensation($)

J. Barry Morrow, Chief Executive Officer	2003	$419,923		$625,000		$—	$—	$6,138	(1)
Kevin A. Landgraver, Executive Vice President and Chief Financial Officer	2003	243,338		280,000		—	—	6,060	(1)
W. Clark McGhee, Executive Vice President — Marketing	2003	259,108		230,000		—	—	6,054	(1)
Charles L. Terribile, Executive Vice President and General Counsel	2003	212,569		220,000		—	—	6,258	(1)
John R. Elam, Executive Vice President — Servicing and Operations	2003	142,789	(2)	125,000	(2)	—	—	91,752	(3)

(1)	Represents employer contributions to the company’s 401(k) plan with respect to this executive officer and nominal amounts with respect to paid leave.

(2)	Represents amount earned in 2003 from employment starting on April 28, 2003 of an annual salary of $225,000 and a pro-rated annual bonus.

(3)	Reflects amounts received with respect to relocation reimbursement.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

      None of our named executive officers exercised stock options during the year ended December 31, 2003. The following table sets forth information on unexercised options to purchase our common stock held by the named executive officers as of December 31, 2003. There was no public trading market for our common stock as of December 31, 2003. Accordingly, the values of the unexercised in-the-money options have been calculated based on an assumed initial public offering price of $          per share, the midpoint of the price set forth on the cover page of this prospectus, less the per share exercise price, multiplied by the number of shares underlying the options.

	Number of securities		Value of unexercised
	underlying unexercised		in-the-money options
	options at fiscal year end		at fiscal year end

	Exercisable	Unexercisable	Exercisable	Unexercisable

J. Barry Morrow	22,500	102,500
Kevin A. Landgraver	9,900	45,100
W. Clark McGhee	11,700	53,300
Charles L. Terribile	8,100	36,900

Stock Incentive Plan

      Overview. Our board of directors adopted the Stock Incentive Plan, or the Plan, on May 16, 2002 and our stockholders approved the Plan on May 16, 2002. The maximum aggregate number of shares of common stock that may be issued pursuant to all awards under the plan is 700,000.

      We expect that, prior to the consummation of this offering, the board will adopt an amended and restated version of the Plan, which will, subject to approval by our stockholders prior to this offering, be effective as of the consummation of the offering and will increase the maximum number of shares of common stock that may be issued pursuant to the Plan to                . The amended and restated version of the Plan, will provide for the grant of options and other equity-based awards relating to our publicly traded common stock. The terms of the Stock Incentive Plan are described more fully below.

      Outstanding options. On May 16, 2002, the board of directors approved the grant to five employees of options to purchase 315,000 shares of our common stock. Each option had an exercise price of $1.30 per share. Of these, options to purchase 56,700 shares are currently vested and exercisable and the remaining 258,300 options will become fully vested and exercisable after seven years or upon satisfaction of certain terms and conditions or upon a change of control.

      Types of awards. The Plan provides for the grant of incentive stock options, non-qualified stock options, restricted stock and other stock-based awards to our employees, directors and consultants and to those of our subsidiaries and affiliates.

      Administration. The plan will be administered by our board of directors or by a committee designated by the board, which committee (1) will be constituted in such a manner as to permit such grants and related transactions under the Plan to be exempt from Section 16(b) of the Securities Exchange Act, in accordance with Rule 16b-3 and (2) will consist of “outside directors” within the meaning of Section 162(m) of the Internal Revenue Code, as amended. All awards must be approved by our board of directors, based on recommendations by our Chief Executive Officer. The committee will have the discretion to approve forms of award agreements for use under the plan, construe and interpret the terms of the Plan and awards, and amend the terms of any outstanding award, including to provide for accelerated vesting of the award, so long as any amendment does not adversely affect the grantee’s rights under the outstanding award. The committee will have the authority to take action it deems appropriate that is not inconsistent with the terms of the Plan.

      Options. The term of each option will be no more than ten years from the date of grant. Unless otherwise provided at the time of grant, options will become exercisable in 25% installments on each of the first four anniversaries of the date of the consummation of this offering. The committee will determine the exercise price for each option, but each option must have an exercise price that is at least equal to the fair market value of a share of our common stock on the date the option is granted. An option holder may exercise an option by written notice and payment of the exercise price (1) in cash, (2) by check, (3) by surrender of shares of common stock or delivery of a form of attestation of ownership of shares of common stock that have been owned by the option holder for at least six months or for such other period consistent with applicable accounting rules, with a fair market value on the date of surrender or attestation equal to the aggregate exercise price, (4) payment through the delivery of irrevocable instructions to a broker-dealer to immediately sell shares obtained upon the exercise of the option and, out of the sale proceeds, deliver to the Company an amount equal to the exercise price for the shares of common stock being purchased, or (5) any combination of the foregoing methods.

      Restricted stock and other stock-based awards. The Plan will provide that the committee may grant awards of shares of restricted common stock, shares of common stock, and awards that are valued by reference to, or that are otherwise based on, the fair market value of shares of common stock. Such awards will be subject to terms and conditions established by the committee.

      Amendment and termination. Subject to compliance with applicable laws, our board of directors may amend, suspend or terminate the Plan at any time, as long as the amendment, suspension or termination does not diminish any of the rights of a participant under any awards previously granted under the Plan without the consent of the participant.

401(k) Plan

      In July 2000, we established a retirement savings plan under section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”), to cover our eligible employees. The Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a tax-deferred basis through contributions to the 401(k) plan. Our 401(k) plan is intended to constitute a qualified plan under Section 401(a) of the Code and its associated trust is intended to be exempt from federal income taxation under Section 501(a) of the Code. Our 401(k) plan permits us to make discretionary matching contributions on behalf of eligible employees and for the year ended December 31, 2003, we matched 100% of the first 3% of the employee’s compensation to a maximum of $6,000 per year. As of January 1, 2004, we raised our maximum company match to $6,150 per year. The match percentage and maximum employer contribution is designated on an annual basis at our discretion and may charge in future periods. Our discretionary contributions vest immediately. Our discretionary matching contributions to the 401(k) plan totaled $0.8 million, $0.6 million and $0.4 million in 2003, 2002 and 2001, respectively.

Employment agreements

      We have employment agreements with each of our executive officers and are currently negotiating new employment agreements with each of them.

PRINCIPAL STOCKHOLDERS

      The following table sets forth certain information with respect to the beneficial ownership of our common stock, as of December 31, 2003 and as adjusted to reflect the sale of common stock offered by us in this offering, for:

•	each person who we know beneficially owns more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

      Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated by footnote, and subject to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to all capital stock shown to be held by them. The number of shares of common stock outstanding, on an as-converted basis, used in calculating the percentage for each listed person or entity includes common stock underlying stock options and warrants held by the person or entity that are exercisable within 60 days of December 31, 2003, but excludes common stock underlying stock options held by any other person or entity. Percentage of beneficial ownership is based on 14,734,311 shares of common stock outstanding as of December 31, 2003. The numbers shown in the table assume no exercise shares of common stock outstanding as of December 31, 2003. The numbers shown in the table assume no exercise by the underwriters of their over-allotment option. Unless otherwise indicated, the principal address of each of the stockholders below is c/o Collegiate Funding Services LLC, 100 Riverside Parkway Suite 125, Fredericksburg, Virginia 22406.

		Percentage of shares outstanding
	Shares beneficially
	owned prior to	Prior to this
Name of beneficial owner	this offering	offering	After this offering

5% Stockholders:
Lightyear entities(1)(2)	10,730,784	72.8%
CDP Financial Services (US) LP(2)	1,701,519	11.6
TCW entities(2)(3)	1,504,225	9.8
Executive officers and directors:
J. Barry Morrow(2)	192,350	1.3
Kevin A. Landgraver(2)	33,180	*
W. Clark McGhee(2)	42,740	*
Charles L. Terribile(2)	31,380	*
John Reeves	—	—
John R. Elam	—	—
Donald B. Marron(1)	—	—
Lawrence A. Hough	—	—
Bruce J. Rubin(1)	—	—
Richard J. Sterne(1)	—	—
Mark Vassallo(1)	—	—
All directors and executive officers as a group (11 persons)	299,650	2.0

*    Indicates less than 1%.

(1)	Shares shown as beneficially owned by the Lightyear entities are held directly by The Lightyear Fund, L.P. and Lightyear Co-Invest Partnership, L.P. The Lightyear Fund G.P., LLC is the sole general partner of each of these entities. Messrs. Rubin, Sterne and Vassallo are members of The Lightyear Fund G.P., LLC which has investment and voting control over the shares controlled by each of these entities, and may be deemed to be beneficial owners of such shares. Mr. Marron is the founding member of Lightyear and, as such may also be deemed to share beneficial ownership of the shares controlled by these entities. Each of The Lightyear Fund G.P., LLC and Messrs. Marron, Rubin, Sterne and Vassallo disclaim beneficial ownership of such shares. The address of each of the Lightyear entities is c/o Lightyear Capital, LLC, 51 West 52nd Street, 23rd Floor, New York, New York 10019.

(2)	Also holds shares of preferred stock of CFSL Acquisition Corp. in the following amounts: Lightyear entities—11,817,679; CDP Financial Services (US) LP—1,873,938; TCW entities—1,561,656; J. Morrow — 76,665; C. McGhee — 34,069; K. Landgraver — 25,551; and C. Terribile — 25,551. Upon consummation of this offering, each will receive the liquidation preference ($89,136,000 in the aggregate as of December 31, 2003) with respect to such shares to be paid from the proceeds of this offering.

(3)	Includes TCW/ Crescent Mezzanine Partners III, L.P., TCW/ Crescent Mezzanine Trust III, TCW Crescent/ Mezzanine Partners III Netherlands, L.P. and TCW Leveraged Income Trust IV and includes 619,048 shares issuable upon exercise of warrants for nominal consideration.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our Relationship with Lightyear and Existing Shareholders

      The Lightyear Fund, L.P. is a private equity fund based in New York. It was formed on November 3, 2000 as a limited partnership pursuant to the laws of the State of Delaware, and commenced operations on January 1, 2001. As an investment fund, The Lightyear Fund, L.P. seeks capital appreciation through direct private equity and equity-related investments, including leveraged acquisitions, buildups, recapitalizations, restructurings, management buyouts, pre-public offering opportunities and growth equity transactions. The Lightyear Fund, L.P. and its affiliates, or Lightyear, acquired their interest in us in May 2002. After giving effect to this offering, Lightyear will beneficially own      % of our common stock.

      Under a Management Agreement, dated May 17, 2002, as amended, among us, Lightyear Capital, LLC, CFSL Acquisition Corp. and Collegiate Funding Services, L.L.C., we pay a management fee equal to $1.25 million per annum to Lightyear, plus reasonable out-of-pocket expenses. In return, Lightyear provides consulting and management advisory services, including advice on financial and strategic corporate planning and such other management services as Lightyear and we may agree. As of December 31, 2003, we had no accrued liability for management fees. Lightyear may in the future receive customary fees for advisory services rendered to us. Such fees will be negotiated from time to time with the independent members of our board of directors on an arm’s-length basis and will be based on the services performed and the prevailing fees then charged by third parties for comparable services. Since May 2002, we have paid fees to Lightyear totaling approximately $4.94 million, consisting of $2.19 million in management fees and a $2.75 million fee paid in connection with the transaction in which Lightyear acquired its interest in our company.

      Under a Stockholders Agreement dated May 17, 2002, among us, Lightyear, TCW and CDP Financial Services (US) LP and certain investors, which we refer to as the existing stockholders, Lightyear and such other investors have registration rights (including with respect to this offering). Pursuant to these registration rights, beginning 180 days after the consummation of this offering, the existing stockholders may demand that we register all or part of their common stock so long as the shares to be offered pursuant to the request have an aggregate offering price of at least $5 million (based on the then current market price). We will be required to fulfill such obligation except in limited circumstances. The number of shares to be included in any such public offering will not exceed the maximum number that can be sold without having a material adverse effect on the success of the offering, based on the opinion of the managing underwriter of such offering. The existing stockholders are entitled to demand registration of their common stock on three occasions, together with an additional demand that may be made by TCW. These rights may also be exercised on an unlimited number of occasions with respect to registration statements on Form S-3, provided that the stock to be registered has an aggregate value of at least $10 million and we will not be obligated to effect more than one registration in any twelve-month period.

      In addition, subject to limited exceptions, if we propose to register any shares of our capital stock, whether or not for sale for our own account, we are required to provide notice to the existing stockholders, and if requested by such stockholders, we will include their shares in the registration statement. The shares to be included in any such public offering will not exceed the maximum number that the managing underwriter determines can be sold in such an offering without having a material adverse effect on the success of the offering, with priority given to securities sought to be included at the request of TCW and then the other existing stockholders. These registration rights have been waived with respect to this offering.

      We have agreed to pay all expenses (other than underwriting commissions) and indemnify the existing stockholders against certain liabilities, including liabilities under the Securities Act, in connection with any registration under the Stockholders Agreement. Other provisions of the Stockholders Agreement that pertain to management rights, rights of first refusal, rights of co-sale, transfer restrictions, preemptive rights and drag along rights will terminate upon consummation of the offering.

Management

      In May 2002, we loaned Mr. Morrow $337,532 to purchase our common and preferred stock. The loan was secured by the pledge of 69,850 shares of common stock and 76,665 shares of our preferred stock. Interest accrues on the unpaid principal at a rate of LIBOR plus 3.00%. The notes must be repaid with proceeds from the sale of the pledged shares and the notes are expected to be repaid at the time of the consummation of this offering.

DESCRIPTION OF CAPITAL STOCK

      The following description of our common stock and preferred stock and the relevant provisions of our amended and restated certificate of incorporation and bylaws are summaries thereof and are qualified by reference to our amended and restated certificate of incorporation and bylaws, copies of which have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part, and the applicable provisions of the Delaware General Corporation Law.

Authorized Capitalization

      Our authorized capital stock consists of 18,000,000 shares of Class A common stock, par value $.001 per share, 3,000,000 shares of Class B common stock, par value $.001 per share and 20,000,000 shares of preferred stock, par value $0.001 per share. As of December 31, 2003, 14,486,861 shares of Class A Common Stock were issued and outstanding, 247,450 shares of Class B Common Stock were issued and outstanding and no shares of preferred stock were issued and outstanding.

      Immediately prior to the consummation of this offering, the Company will effect a                     -for-one stock split and will amend its amended and restated certificate of incorporation to eliminate the Class A Common Stock and Class B Common Stock in order to create a single class of common stock. Immediately following the consummation of this offering, our authorized capital stock will consist of                               shares of common stock, par value $0.001 per share and           shares of preferred stock, par value $0.001 per share. There are expected to be                      shares of common stock issued and outstanding (or                      shares if the underwriters exercise their over-allotment option in full), and no shares of preferred stock issued and outstanding.

Common stock

      Voting rights. Holders of common stock are and will be entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock do not and will not have cumulative voting rights in the election of directors.

      Dividend rights. Holders of common stock are and will be entitled to receive ratably dividends if, as and when dividends are declared from time to time by our board of directors out of funds legally available for that purpose, after payment of dividends required to be paid on outstanding preferred stock, as described below, if any. Our senior credit facility imposes restrictions on our ability to declare dividends with respect to our common stock and future agreements may similarly restrict dividend payments.

      Liquidation rights. Upon liquidation, dissolution or winding up, any business combination or a sale or disposition of all or substantially all of our assets, the holders of common stock are and will be entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and accrued but unpaid dividends and liquidation preferences on any outstanding preferred stock.

      Other matters. The common stock has no and will have no preemptive or conversion rights and is not and will not be subject to further calls or assessment by us. There are and will be no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock, including the common stock offered in this offering, are and will be, as applicable, fully paid and non-assessable.

Preferred stock

      Our certificate of incorporation authorizes and will authorize our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase or decrease, but not below the number of shares then outstanding;

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

•	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

Warrants

      As part of our acquisition by Lightyear, we issued warrants to purchase an aggregate of 1,000,000 shares of Class A common stock to holders of our senior notes. These warrants expire in May 2012 and have an exercise price of $0.01 per share. The warrants are subject to customary anti-dilution adjustments. Additional terms of the warrants are set forth in the warrant agreement that is filed as an exhibit to the registration statement of which this prospectus forms a part.

Anti-Takeover Effects of Various Provisions of Delaware Law and Our Amended and Restated Certificate of Incorporation and Bylaws

      Certain provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws could make more difficult the acquisition of our company by means of a tender offer, a proxy contest, or otherwise, and the removal of incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company outweighs the disadvantages of discouraging such proposals, including proposals that are priced above the then current market value of our common stock, because, among other things, negotiation of such proposals could result in an improvement of their terms.

Delaware anti-takeover statute

      We are subject to Section 203 of the Delaware General Corporation Law (“DGCL”). Subject to specific exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	the “business combination” or the transaction in which the stockholder became an “interested stockholder” is approved by the board of directors prior to the date the “interested stockholder” attained that status;

•	upon consummation of the transaction that resulted in the stockholder becoming an “interested stockholder,” the “interested stockholder” owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding, voting stock owned by the interested stockholder, those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

•	on or subsequent to the date a person became an “interested stockholder,” the “business combination” is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the “interested stockholder.”

      “Business combinations” include mergers, asset sales and other transactions resulting in a financial benefit to the “interested stockholder.” Subject to various exceptions, an “interested stockholder” is a person who, together with his or her affiliates and associates, owns, or within the preceding three years did own, 15% or more of the corporation’s outstanding voting stock. These restrictions could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, therefore, may discourage attempts to acquire us.

      In addition, various provisions of our certificate of incorporation and bylaws, which are summarized in the following paragraphs, may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Classified board

      Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board. Our amended and restated certificate of incorporation will provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed in the manner provided in the bylaws. Our amended and restated certificate of incorporation and bylaws will provide that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board, but must consist of not less than three or more than eleven directors.

Removal of directors; vacancies

      Under the DGCL, unless otherwise provided in our amended and restated certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our amended and restated certificate of incorporation and the bylaws will provide that directors may be removed only for cause and only upon the affirmative vote of holders of at least 80% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition, our bylaws also provide that any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, even if the number of directors voting would not constitute a quorum.

No stockholder action by written consent; calling of special meetings of stockholders

      Our amended and restated certificate of incorporation will prohibit stockholder action by written consent. It will also provide that special meetings of our stockholders may be called only by our chief executive officer or by our board of directors.

Advance notice requirements for stockholder proposals and director nominations

      Our bylaws will provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary.

      Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 nor more than 120 days prior to the first anniversary of the date on which the company first mailed its proxy materials for the previous year’s annual meeting. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.

Limitations on liability and indemnification of officers and directors

      The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director, except for liability:

•	for breach of duty of loyalty;

•	for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

•	under Section 174 of the DGCL (unlawful dividends); or

•	for transactions from which the director derived improper personal benefit.

      Our amended and restated certificate of incorporation and bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL. We are also expressly authorized to carry directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

      The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

      There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Supermajority provisions

      The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote is required to amend a corporation’s certificate of incorporation or bylaws, unless the certificate of incorporation requires a greater percentage. Our amended and restated certificate of incorporation will provide that the following provisions in the certificate of incorporation may be amended only by a vote of 80% or more of all of the outstanding shares of our stock entitled to vote:

•	classified board (the election and term of our directors);

•	the removal of directors;

•	the prohibition on stockholder action by written consent;

•	the ability to call a special meeting of stockholders being vested solely in our chief executive officer and the board of directors;

•	the limitation on the liability of our directors to us and our stockholders; and

•	the obligation to indemnify the directors and officers to the fullest extent authorized by the DGCL.

      In addition, our amended and restated certificate of incorporation will grant our board of directors the authority to amend and repeal our bylaws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware or our certificate of incorporation. Our amended and restated certificate of incorporation will also provide that, except with respect to amendments proposed by our board of directors, these provisions in our bylaws may be amended only by a vote of 80% or more of all of the outstanding shares of our common stock entitled to vote.

Authorized but Unissued Capital Stock

      The DGCL does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the                     , which would apply so long as our common stock is listed on the                     , require stockholder approval of certain issuances equal to or exceeding   % of the then-outstanding voting power or then outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

      One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Transfer Agent and Registrar

      is the transfer agent and registrar for our common stock.

Listing

      We propose to list our common stock on the                     , subject to official notice of issuance, under the symbol “                    .”

CFSL Acquisition Corp. preferred stock

      As of April 4, 2004, our subsidiary, CFSL Acquisition Corp., had 17,062,830 shares of preferred stock issued and outstanding. Immediately following the consummation of this offering, we expect to pay the liquidation preference of this preferred stock. As of December 31, 2003, the liquidation preference of this preferred stock was $89,136,000 in the aggregate.

SHARES ELIGIBLE FOR FUTURE SALE

      Prior to this offering, there has not been any public market for our common stock, and we cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock. Nevertheless, sales of substantial amounts of common stock, including shares issued upon the exercise of outstanding options, in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.

      Upon the closing of this offering, we will have outstanding an aggregate of approximately            million shares of common stock, assuming no exercise of the over-allotment option. In addition, we will have reserved                shares of common stock for issuance pursuant to the Stock Incentive Plan. Of the outstanding shares, the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our “affiliates,” as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described below. The remaining outstanding shares of common stock and any of the shares issued pursuant to the Stock Incentive Plan will be deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 144(k) under the Securities Act, which are summarized below.

      Subject to the lock-up agreements described below and the provisions of Rules 144 and 144(k), additional shares of our common stock will be available for sale in the public market under exemptions from registration requirements as follows:

Number of shares	Date

At various times after 180 days from the date of this prospectus (subject to volume limitations and other conditions under Rule 144)
At various times after 180 days from the date of this prospectus (Rule 144(k))

Rule 144

      In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated), including an affiliate, who has beneficially owned shares of our common stock for at least one year is entitled to sell in any three-month period a number of shares that does not exceed the greater of:

•	1% of the then-outstanding shares of common stock or approximately shares assuming no exercise of the over-allotment option; and

•	the average weekly reported volume of trading in the common stock on the during the four calendar weeks preceding the date on which notice of sale is filed, subject to restrictions.

      Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

      In addition, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell those shares under Rule 144(k) without regard to the manner of sale, public information, volume limitation or notice requirements of Rule 144. To the extent that our affiliates sell their shares, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Lock-Up Agreements

      We intend to obtain lock-up agreements from all of our officers, directors and stockholders, holding substantially all of our outstanding common stock, including Lightyear and certain other investors, under which they will agree not to transfer or dispose of, directly of indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, for a period of 180 days after the date of this prospectus without the prior written consent of both J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, subject to limited exceptions.

Stock Options

      Pursuant to our Stock Incentive Plan, we have granted options to purchase approximately 315,000 shares of our common stock. Of these, options to purchase 56,700 shares are currently vested and exercisable and the remaining 258,300 options will become fully vested and exercisable after seven years or upon satisfaction of certain terms and conditions or upon a change of control. We have reserved 385,000 shares for future issuance under our Stock Incentive Plan and prior to the offering, we intend to increase the number of shares of common stock available for future issuance.

      Following the consummation of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and options issuable under our stock incentive plan. After expiration of the applicable contractual resale restrictions, shares covered by these registration statements will be eligible for sale in the public markets, other than shares owned by our affiliates, which may be sold in the public market if they are registered or qualify for an exemption from registration under Rule 144.

CERTAIN UNITED STATES TAX CONSEQUENCES TO NON-U.S. HOLDERS

      The following summary describes the material United States federal income and estate tax consequences of the ownership of our common stock by a “non-U.S. holder,” as defined below, as of the date of this prospectus. This discussion does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state and local consequences that may be relevant to non-U.S. holders in light of their personal circumstances. Special rules may apply to certain non-U.S. holders, such as United States expatriates, “controlled foreign corporations,” “passive foreign investment companies,” “foreign personal holding companies,” corporations that accumulate earnings to avoid United States federal income tax, and investors in pass-through entities that are subject to special treatment under the Internal Revenue Code of 1986, which we refer to as the “Code.” These non-U.S. holders should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and United States Treasury regulations, rulings and judicial decisions under the Code as of the date of this prospectus, and these authorities may be repealed, revoked or modified, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those discussed below. Persons considering the ownership of our common stock should consult their own tax advisors concerning the United States federal income and estate tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

      If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Persons who are partners of partnerships holding our common stock should consult their own tax advisors.

      As used in this section of the prospectus, a “non-U.S. holder” means a beneficial owner of our common stock, other than an entity treated as a partnership, that is not any of the following for United States federal income tax purposes:

•	a citizen or resident of the United States,

•	a corporation created or organized in or under the laws of the United States or any political subdivision of the United States,

•	an estate the income of which is subject to United States federal income taxation regardless of its source, or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

Dividends

      Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment of the non-U.S. holder, are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

      A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends, will be required to (a) complete Internal Revenue Service Form W-8BEN or other applicable form and certify under penalty of perjury that such holder is not a United States person or (b) if the common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are entities rather than individuals.

      A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Our Common Stock

      A non-U.S. holder generally will not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of our common stock unless one of the following applies:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, and, where a tax treaty applies, is attributable to a United States permanent establishment of the non-U.S. holder,

•	in the case of a non-U.S. holder who is an individual and holds the common stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes.

      An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

      We believe we are not, and do not anticipate becoming, a “United States real property holding corporation” for United States federal income tax purposes.

Federal Estate Tax

      Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

      We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

      A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder, and the payor does not have actual knowledge or reason to know that such holder is a United States person, or such holder otherwise establishes an exemption.

      Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through United States-related financial intermediaries unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder, and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person, or such owner otherwise establishes an exemption.

      Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

UNDERWRITING

      We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into a firm commitment underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Number of
Underwriters	shares

J.P. Morgan Securities Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Total

      You may contact the representatives of the underwriters at the addresses set forth below for information on how to purchase common shares in this offering. You may contact J.P. Morgan Securities Inc. at 277 Park Avenue, New York, New York 10172 and Merrill Lynch, Pierce, Fenner & Smith Incorporated at 4 World Financial Center, New York, New York 10080.

      The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and the independent auditors. The underwriters are committed to purchase all the common shares offered by us if they purchase any shares.

      The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $           per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $           per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the common shares offered in this offering.

      The underwriters have an option to buy up to                     additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered. We will pay the expenses associated with the exercise of the over-allotment option.

      The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $           per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Underwriting Discounts and Commissions

	Without	With
	over-allotment	over-allotment
	exercise	exercise

Per Share	$	$
Total	$	$

      We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees, transfer agents’ fees and legal and accounting expenses, but excluding the underwriting discount, will be approximately $          .

      A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the joint book-running managers to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

      We and our directors, executive officers and our existing stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which we and such holders of stock have agreed, with limited exceptions, that without the prior written consent of both J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, for a period of 180 days after the date of this prospectus not to (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock (including, without limitation, common stock which may be deemed to be beneficially owned by such directors, executive officers and stockholders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise. The lock-up agreement with the Company is subject to the following exceptions:

•	shares of common stock to be issued in this offering;

•	issuances of common stock pursuant to employee benefit plans, stock option plans or other employee compensation plans existing on the date of this prospectus;

•	issuances of common stock pursuant to the exercise of options, warrants or rights outstanding on the date of this prospectus;

•	grants of options pursuant to employee benefit plans, stock option plans or other employee compensation plans existing on the date of this prospectus; and

•	issuances of common stock in connection with a bona fide business acquisition made by us which involves a third party that is not our affiliate, provided that the recipient of the shares agrees to be bound by these lock-up arrangements.

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

      In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress.

      These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount.

      The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option.

      A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

      The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

      These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the                          , in the over-the-counter market or otherwise.

      Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiation between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the history of and prospects for our company and the industry in which we compete;

•	an assessment of our management;

•	our present operations;

•	our historical results of operations;

•	the trend of our revenues and earnings;

•	our earnings prospects;

•	the prevailing market conditions of the applicable United States securities market at the time of this offering, market valuations of publicly traded companies that we and the representatives of the underwriters believe to be comparable to our company; and

•	other factors deemed relevant.

      Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares or that the shares will trade in the public market at or above the initial public offering price.

      Because an affiliate of J.P. Morgan Securities Inc. is a lender under a revolving credit agreement to be repaid by us and will receive more than 10% of the net proceeds of this offering, that underwriter may be deemed to have a “conflict of interest” under Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 2720 of the Conduct Rules. In accordance with this rule, the initial public offering price is no higher than that recommended by a “qualified independent underwriter” meeting certain standards. In accordance with this requirement, Merrill Lynch, Pierce, Fenner & Smith Incorporated has assumed the responsibilities of acting as a qualified independent underwriter and has recommended a price in compliance with the requirements of Rule 2720. Merrill Lynch, Pierce, Fenner & Smith Incorporated, in its role as qualified independent underwriter, has performed due diligence investigations and reviewed and participated in the preparation of this prospectus and the registration statement of which this prospectus is a part. We have agreed to indemnify Merrill Lynch, Pierce,

Fenner & Smith Incorporated for acting as a qualified independent underwriter against specified liabilities under the Securities Act.

      From time to time, certain of the underwriters and their affiliates have provided, and continue to provide, investment and other commercial banking services to us in the ordinary course of business, for which they have received and may continue to receive customary fees and commissions. For example, J.P. Morgan Securities Inc. has underwritten certain of our asset-backed securities. We have also entered into a $45.0 million revolving credit facility with JPMorgan Chase Bank, an affiliate of J.P. Morgan Securities Inc., which we intend to repay with proceeds from this offering.

LEGAL MATTERS

      The validity of the issuance of the shares of common stock to be sold in this offering will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. Legal matters in connection with this offering are being passed upon for the underwriters by Davis Polk & Wardwell, New York, New York.

EXPERTS

      Ernst & Young LLP, independent auditors, have audited our consolidated financial statements as of December 31, 2003 and 2002 and for the year ended December 31, 2003 and the period May 17, 2002 through December 31, 2002, and the consolidated financial statements of our predecessor, Collegiate Funding Services, LLC for the period January 1, 2002 through May 16, 2002, as set forth in their report. We have included these financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

      PBGH LLP, independent auditors, have audited our predecessor’s financial statements for the year ended December 31, 2001, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance upon PBGH LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

      We have filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-1 under the Securities Act with respect to the issuance of shares of our common stock being offered hereby. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and the shares of our common stock, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and, where such contract or other document is an exhibit to the registration statement, each such statement is qualified by the provisions in such exhibit, to which reference is hereby made. We are not currently subject to the informational requirements of the Exchange Act. As a result of the offering of the shares of our common stock, we will become subject to the informational requirements of the Exchange Act, and, in accordance therewith, will file reports and other information with the SEC. The registration statement, such reports and other information can be inspected and copied at the Public Reference Room of the SEC located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC’s home page on the Internet (http://www.sec.gov).

Collegiate Funding Services, Inc.

INDEX TO FINANCIAL STATEMENTS

Page

Consolidated financial statements of Collegiate Funding Services, Inc. and Predecessor
Report of Ernst & Young LLP, independent auditors	F-2
Report of PBGH LLP, independent auditors	F-3
Consolidated balance sheets as of December 31, 2003 and 2002	F-4
Consolidated statements of income for the year ended December 31, 2003, the periods May 17, 2002 through December 31, 2002 and January 1, 2002 through May 16, 2002 and the year ended December 31, 2001	F-5
Consolidated statements of equity for the year ended December 31, 2003, the periods May 17, 2002 through December 31, 2002 and January 1, 2002 through May 16, 2002 and the year ended December 31, 2001	F-6
Consolidated statements of cash flows for the year ended December 31, 2003, the periods May 17, 2002 through December 31, 2002 and January 1, 2002 through May 16, 2002 and the year ended December 31, 2001
F-7
Notes to consolidated financial statements	F-8

REPORT OF INDEPENDENT AUDITORS

To Collegiate Funding Services, Inc.

      We have audited the accompanying consolidated balance sheets of Collegiate Funding Services, Inc., formerly CFSL Holdings Corp. (the Company), as of December 31, 2003 and 2002 and the related consolidated statements of income, equity and cash flows for the year ended December 31, 2003 and the period May 17, 2002 through December 31, 2002. We have also audited the accompanying statements of income, equity and cash flows of Collegiate Funding Services, LLC (Predecessor) for the period January 1, 2002 through May 16, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2003 and 2002 and the consolidated results of its operations and cash flows for the year ended December 31, 2003 and for the period May 17 through December 31, 2002, and the results of the Predecessor’s operations and cash flows for the period January 1, 2002, through May 16, 2002, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

McLean, Virginia

March 6, 2004

INDEPENDENT AUDITOR’S REPORT

To the Members

Collegiate Funding Services, LLC
Fredericksburg, Virginia

      We have audited the accompanying consolidated statements of income, members’ equity, and cash flows of Collegiate Funding Services, LLC (the “Company”) for the year ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of the Company’s operations and cash flows for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

/s/ PBGH LLP

Fredericksburg, Virginia

March 5, 2002

COLLEGIATE FUNDING SERVICES, INC.

CONSOLIDATED BALANCE SHEETS

(dollars in thousands)

	December 31,

	2003	2002

Assets
Cash and cash equivalents	$14,436	$32,535
Restricted cash	105,355	41,608
Accounts receivable	2,624	1,051
Student loans, net of allowance of $4,136 and $1,925, respectively	2,856,428	973,055
Accrued interest receivable	17,923	6,436
Income taxes receivable	7,694	2,195
Property and equipment, net	12,095	4,891
Goodwill	160,705	152,552
Deferred financing costs, net	12,245	6,532
Other assets	2,777	647

Total assets	$3,192,282	$1,221,502

Liabilities, preferred stock of consolidated subsidiary and stockholders’ equity
Liabilities
Asset-backed notes and lines of credit	$3,000,866	$1,027,200
Other debt obligations, net	40,531	108,604
Capital lease obligations	1,896	—
Accounts payable	2,234	578
Accrued interest payable	2,385	966
Other accrued liabilities	19,360	6,071
Deferred income taxes	10,683	3,661

Total liabilities	3,077,955	1,147,080
Preferred stock of consolidated subsidiary	89,136	50,262
Stockholders’ equity
Common stock — Class A — par value $0.001, 18,000,000 shares authorized, 14,486,861 and 8,052,550 shares issued and outstanding, respectively	14	8
Common stock — Class B — par value $0.001, 3,000,000 shares authorized, 247,450 shares issued and outstanding	—	—
Deferred compensation	(107)	(140)
Notes receivable	(509)	(713)
Additional paid-in capital	20,562	12,323
Retained earnings	5,231	12,682

Total stockholders’ equity	25,191	24,160

Total liabilities, preferred stock of consolidated subsidiary and stockholders’ equity	$3,192,282	$1,221,502

See accompanying notes.

COLLEGIATE FUNDING SERVICES, INC. AND PREDECESSOR

CONSOLIDATED STATEMENTS OF INCOME

(dollars in thousands, except per share data)

			Predecessor

			Period
		Period May	January 1
	Year Ended	17 through	through	Year Ended
	December 31,	December 31,	May 16,	December 31,
	2003	2002	2002	2001

Net revenue
Interest income	$61,846	$18,804	$7,454	$1,623
Interest expense	39,871	21,309	4,692	2,553

Net interest income (expense)	21,975	(2,505)	2,762	(930)
Provision for loan losses	2,357	1,270	752	—

Net interest income (expense) after provision for loan losses	19,618	(3,775)	2,010	(930)
Fee income	98,558	84,396	36,427	131,567

Net revenue	118,176	80,621	38,437	130,637
Expenses
Salaries and related benefits	54,640	30,601	16,819	40,863
Other selling, general and administrative expenses:
Marketing and mailing costs	25,006	11,164	2,613	12,365
Communications and data processing	7,515	5,156	1,712	2,375
Management and consulting fees	3,313	1,250	2,800	6,720
Professional fees	6,315	1,608	603	710
Depreciation and amortization	4,328	1,244	754	1,094
Other general and administrative	8,326	3,261	2,176	4,698

Total other selling, general and administrative expenses	54,803	23,683	10,658	27,962
Swap interest	3,439	—	—	—
Derivative mark-to-market	1,862	—	—	—
Debt extinguishment	4,824	—	—	—

Total expenses	119,568	54,284	27,477	68,825

Income (loss) before income taxes and accretion of dividends on preferred stock	(1,392)	26,337	10,960	61,812
Income tax provision (benefit)	(196)	10,726	—	—

Income (loss) before accretion of dividends	(1,196)	15,611	10,960	61,812
Accretion of dividends on preferred stock	6,255	2,929	—	—

Net income (loss)	$(7,451)	$12,682	$10,960	$61,812

Earnings (loss) per common share, basic	$(0.69)	$1.53

Earnings (loss) per common share, diluted	$(0.69)	$1.26

Weighted average common shares outstanding, basic	10,783,059	8,300,000

Weighted average common shares outstanding, diluted	10,783,059	10,068,346

See accompanying notes.

COLLEGIATE FUNDING SERVICES, INC. AND PREDECESSOR

CONSOLIDATED STATEMENTS OF EQUITY

(dollars in thousands)

		Class A	Class B			Additional
	Member	common	common	Deferred	Notes	paid-in	Retained
	interest	stock	stock	compensation	receivable	capital	earnings	Total

Predecessor Balance, December 31, 2000	$11,111	$—	$—	$—	$—	$—	$—	$11,111

Distributions to Members	(62,004)	—	—	—	—	—	—	(62,004)
Acquisition of related entity	(1,910)	—	—	—	—	—	—	(1,910)
Net Income	61,812	—	—	—	—	—	—	61,812

Predecessor Balance, December 31, 2001	$9,009	$—	$—	$—	$—	$—	$—	$9,009

Net income-January 1, 2002 Through May 16, 2002	10,960	—	—	—	—	—	—	10,960
Distributions to members	(13,266)	—	—	—	—	—	—	(13,266)

Predecessor Balance, May 16, 2002	$6,703	$—	$—	$—	$—	$—	$—	$6,703

Acquisition by CSFL Holding Corp.	(6,703)	—	—	—	—	—	—	(6,703)
Issuance of Class A Common Stock	—	8	—	—	—	10,460	—	10,468
Issuance of Class B Common Stock	—	—	—	—	—	322	—	322
Issuance of warrants	—	—	—	—	—	1,401	—	1,401
Stock-based compensation	—	—	—	(140)	—	140	—	—
Notes receivable from management	—	—	—	—	(713)	—	—	(713)
Net income-May 17, 2002 through December 31, 2002	—	—	—	—	—	—	12,682	12,682

Balance, December 31, 2002	$—	$8	$—	$(140)	$(713)	$12,323	$12,682	$24,160

Issuance of Class A Common Stock	—	5	—	—	—	7,158	—	7,163
Conversion of notes payable	—	1	—	—	—	1,081	—	1,082
Proceeds from notes receivable	—	—	—	—	204	—	—	204
Exercise of contingent warrants	—	—	—	—	—	—	—	—
Amortization of deferred compensation	—	—	—	33	—	—	—	33
Net (loss)-January 1, 2003 through December 31, 2003	—	—	—	—	—	—	(7,451)	(7,451)

Balance, December 31, 2003	$—	$14	$—	$(107)	$(509)	$20,562	$5,231	$25,191

See accompanying notes.

COLLEGIATE FUNDING SERVICES, INC. AND PREDECESSOR

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

			Predecessor

		Period	Period
	Year	May 17	January 1	Year
	ended	through	through	ended
	December 31, 2003	December 31, 2002	May 16, 2002	December 31, 2001

Cash flows from operating activities
Net income (loss)	$(7,451)	$12,682	$10,960	$61,812
Adjustments to reconcile net income to net cash provided by operating activities:
Accretion of dividends on preferred stock	6,255	2,929	—	—
Depreciation and amortization	4,328	1,244	754	1,110
Loss on disposal of property and equipment	15	—	—	—
Deferred income tax provision	7,022	3,661	—	—
Amortization of deferred costs	5,110	1,884	28	—
Debt extinguishment	4,824	—	—	—
Provision for loan losses	2,357	1,270	752	—
Changes in:
Accrued interest receivable	(11,487)	(3,921)	(1,191)	(1,323)
Accounts receivable and other assets	(366)	(73)	2,186	291
Income taxes receivable	(5,499)	(2,195)	—	—
Accounts payable	1,241	338	(1,253)	—
Accrued interest payable	1,784	607	(834)	1,193
Other accrued liabilities	12,634	1,281	2,760	1,887

Net cash provided by operating activities	20,767	19,707	14,162	64,970

Cash flows from investing activities
Originations and purchases of student loans	(2,016,245)	(637,748)	(212,694)	(151,147)
Net proceeds from student loan principal payments	128,262	24,557	8,878	202
Acquisitions, net of cash acquired	(17,152)	(166,208)	—	(90)
Purchases of property and equipment	(3,482)	(1,303)	(665)	(2,176)

Net cash used in investing activities	(1,908,617)	(780,702)	(204,481)	(153,211)

Cash flows from financing activities
Proceeds from asset-backed notes and lines of credit	2,814,075	500,000	—	528,482
Payments on asset-backed notes and lines of credit	(840,409)	—	—	—
Proceeds from other debt obligations	40,000	125,000	—	—
Payments on other debt obligations	(107,500)	(12,235)	(529)	(1,283)
Payments on capital lease obligations	(361)	—	—	—
Payment of financing costs	(8,011)	(4,094)	(14)	(2,926)
Proceeds from notes receivable	204	—	—	—
Proceeds from stock issuance	35,500	52,250	—	—
Change in restricted cash	(63,747)	122,922	206,633	(371,163)
Distributions to members	—	—	(13,266)	(63,914)

Net cash provided by financing activities	1,869,751	783,843	192,824	89,196

Net increase (decrease) in cash and cash equivalents	(18,099)	22,848	2,505	955
Cash and cash equivalents:
Beginning	32,535	9,687	7,182	6,227

Ending	$14,436	$32,535	$9,687	$7,182

Supplemental disclosures:
Cash payments for interest	$31,733	$17,450	$4,994	$106

Cash payments (receipts) for income taxes	$(1,718)	$9,260	$—	$—

Non-cash financing and investing activities:
Conversion of convertible notes	$5,365	$—	$—	$—

Capital lease of property and equipment	$2,257	$—	$—	$—

Liability incurred upon acquisition of SunTech	$650	$—	$—	$—

See accompanying notes.

COLLEGIATE FUNDING SERVICES, INC. AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share data)

1.	Nature of the Business

      Collegiate Funding Services, Inc., formerly CFSL Holdings Corp. (the Company), established in 2002, is a Delaware Corporation. The Company and a wholly-owned subsidiary, CFSL Acquisition Corp. (CFSL Acquisition) were established for the purpose of acquiring the operations of Collegiate Funding Services, LLC (Predecessor or CFS). The Company continues the business of the Predecessor, which was established in 1998.

      Collegiate Funding Services, Inc. is a vertically integrated education finance company that markets, originates, finances and services education loans. The Company markets education loans primarily through direct to consumer programs, including targeted direct mail, telemarketing and the internet. Using its direct-to-consumer platform, or DTC, along with other distribution channels, and its origination capabilities, the Company assists consumers in financing and refinancing the cost of undergraduate, graduate, professional, career and continuing education training. The DTC marketing strategy is supplemented with marketing through channels created by relationships with membership organizations, alumni associations and other entities to reach customers and promote the Company’s products under private label and co-branded offerings. The Company finances, retains and services a substantial portion of the loans it originates.

      Certain completed loan applications are sold to and funded by third party lenders whereby the Company receives a fee for its services. Other completed consolidation loan applications are funded through a subsidiary of the Company and held and serviced by the Company. The Company has call centers located in Virginia and Florida. The Company also has a loan-servicing center in Mississippi.

      On April 15, 2002, CFS along with the members of CFS (the Sellers) entered into a purchase agreement to sell all of the outstanding Class A and Class B member interests that represented a 100% interest in CFS and its subsidiaries to CFSL Acquisition. The sale transaction closed on May 17, 2002 (the Acquisition), and the Sellers received an aggregate of $147,800 in cash and $15,000 in subordinated notes due in 2007 for a total purchase price of $162,800.

      As a result of the Acquisition, all assets and liabilities acquired were recorded at their estimated fair value. The excess of the purchase price over the fair value of the net assets acquired of $159,504 was recorded in the financial statements as an increase of $7,037 to Student Loans, $924 as a discount on the Sellers’ note and the remaining $151,543 to goodwill. The increase to Student Loans is being amortized as an adjustment to interest income over the estimated life of the Student Loans. The discount on the Sellers’ note is being amortized over the remaining life of the note as an adjustment to interest expense. There was no impairment of goodwill at December 31, 2003, or at December 31, 2002.

      Prior to the Acquisition, CFS operated as a limited liability company (LLC), which was treated as a partnership for income tax purposes. All members of CFS were taxed individually for their respective share of the income, gains, losses, credits and deductions. The Company is a taxable entity for both federal and state income taxes.

      On April 15, 2003, the Company acquired substantially all of the assets and certain liabilities of SunTech, Inc. (“SunTech”), the Company’s primary loan servicer. The new company created from this acquisition operates under the name of CFS-SunTech Servicing LLC. The operating results of CFS-SunTech Servicing LLC have been included in the Company’s consolidated financial statements since April 15, 2003. CFS-SunTech Servicing LLC, located in Ridgeland, Mississippi, provides loan servicing for the Company’s Student Loans and other student loan lenders.

COLLEGIATE FUNDING SERVICES, INC. AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      The following table summarizes the estimated fair values of the acquired assets and assumed liabilities of SunTech at the date of acquisition:

Cash	$605
Accounts receivable	2,006
Property and equipment	3,062
Developed software	2,250
Servicing Rights	1,640
Other assets	191

Total assets acquired	9,754
Accounts payable and other	(420)

Net assets acquired	$9,334

Allocation of the purchase price:
Net assets acquired	$9,334
Goodwill	9,077

Total purchase price	$18,411

      All of the goodwill is deductible for income tax purposes.

2.	Summary of Significant Accounting Policies

Estimates and assumptions

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing the financial statements are reasonable and prudent. Actual results could differ from those estimates.

Principles of consolidation

      The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: CFSL Acquisition; Collegiate Funding Services, LLC; Collegiate Funding Master Servicing, LLC; Collegiate Funding Services Education Loan Trust I; Collegiate Funding of Delaware, LLC; Collegiate Funding Portfolio Administration, LLC; Collegiate Funding Originations, LLC; Collegiate Funding Services Resources I, LLC; CFS Servicing, LLC; CFS-SunTech Servicing LLC; Collegiate Funding Services Education Loan Trust 2003-A; Collegiate Funding Services Education Loan Trust 2003-B. All intercompany accounts and transactions have been eliminated.

Cash and cash equivalents

      The Company includes in cash and cash equivalents all unrestricted cash accounts and short-term cash investments and other investments with maturities of less than 90 days at purchase.

Restricted cash

      Cash held by Collegiate Funding Services Education Loan Trust I (Trust I), Collegiate Funding Services Education Loan Trust 2003–A (Trust II), Collegiate Funding Services Education Loan Trust 2003–B (Trust III), and Collegiate Funding Services Resources I, LLC is restricted as to its use in accordance with specifications detailed in the respective indentures relating to the asset-backed financing of student loans.

COLLEGIATE FUNDING SERVICES, INC. AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      CFS-SunTech Servicing LLC, in order to satisfy a customer requirement to have funds readily available to satisfy servicing claims against it, has obtained a letter of credit in the amount of $250. This letter of credit is secured by a time deposit for $250, which is included in restricted cash on the Balance Sheet at December 31, 2003.

Student loans

      Student loans are stated at the amount of unpaid principal plus deferred loan costs and the fair value adjustments related to the Acquisition. Costs incurred in connection with loan originations are deferred. Deferred loan costs and the fair value adjustments are amortized over the estimated life of the student loans as a reduction of the loan’s yield using the effective interest method.

Property and equipment

      Property and equipment are carried at cost, less accumulated depreciation, computed primarily by the straight-line method over the following estimated useful lives:

Leasehold improvements	1-7 years
Office furniture and equipment	3-7 years
Software	3 years

Deferred financing costs

      Deferred financing costs associated with the asset-backed debt and lines of credit and other debt obligations are amortized using a method that approximates the effective interest method over the respective terms of the debt and are recorded as interest expense.

Goodwill

      In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. This Statement requires that goodwill and intangible assets that have indefinite useful lives are not amortized but rather are tested at least annually for impairment. Intangible assets that have finite useful lives will continue to be amortized over their useful lives. The Company applied this statement for the goodwill resulting from the Acquisition and from the purchase of SunTech.

Revenue recognition

      The Company recognizes fee income on sold loan applications at the time of sale to third parties and, for certain private loan products, when customers referred to a third party receive their loan proceeds. Loan servicing fee income is earned as services are provided. The Company recognizes student loan interest income as earned, including amortization of premiums and discounts. With the guarantee on the student loans applicable to both principal and interest, the Company recognizes income on guaranteed student loans as earned regardless of delinquency status. If a student loan should lose its guaranteed status, interest would be recognized as received.

Advertising

      The Company charges the costs of advertising to expense as incurred. Advertising costs were approximately $1,453, $570, $436 and $521 for the year ended December 31, 2003, for the periods from May 17 through December 31, 2002, and January 1 through May 16, 2002 and for the year ended December 31, 2001 respectively. Advertising expenses are reported as a component of marketing expenses.

COLLEGIATE FUNDING SERVICES, INC. AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income taxes

      Pursuant to SFAS No. 109, Accounting for Income Taxes, a deferred tax asset or liability is recognized for temporary differences, which arise, based upon differences between the tax basis of assets and liabilities and the reported amounts in the financial statements. Deferred tax expense or benefit is then recognized for the change in deferred tax assets or liabilities between periods.

Stock-based compensation

      In accordance with SFAS No. 123, the Company recognizes the fair value of the stock options as compensation expense, allocated over the vesting period.

Earnings per share

      SFAS No. 128, Earnings Per Share, requires the presentation of basic and diluted earnings per share. Basic earnings (loss) per common share is computed by dividing income (loss) attributable to common stockholders by the weighted average number of common shares outstanding for the period. The diluted earnings (loss) per common share data is computed using the weighted average number of common shares outstanding plus the dilutive effect of common stock equivalents, unless the common stock equivalents are anti-dilutive.

      For the year ended December 31, 2003, the effect of outstanding convertible notes converting into shares of common stock prior to their conversion in April 2003 was not included in the computation of diluted loss per common share as the effect would be anti-dilutive. In addition, the treasury stock effect of warrants and options to purchase an aggregate of 1,315,000 shares of common stock that were outstanding as of December 31, 2003, were excluded from the computation of diluted loss per common share as their effect would be anti-dilutive.

      The following details the computation of earnings (loss) per common share for the year ended December 31, 2003 and for the period from May 17 through December 31, 2002:

	2003	2002

Net income (loss) available to common stockholders	$(7,451)	$12,682
Add: interest expense on convertible notes, net of tax effect	—	30

Net income (loss) adjusted for conversion of convertible notes	$(7,451)	$12,712

Weighted average common shares calculation:
Weighted average common shares outstanding, basic	10,783,059	8,300,000
Effect of conversion of convertible notes	—	776,038
Treasury stock effect of warrants and options	—	992,308

Weighted average common shares outstanding, diluted	10,783,059	10,068,346

Earnings (loss) per common share:
Earnings (loss) per common share, basic	$(0.69)	$1.53
Earnings (loss) per common share, diluted	$(0.69)	$1.26

3.	Cash Balances

      The Company maintains cash balances at various financial institutions. At December 31, 2003 and at December 31, 2002, the Company’s balances exceeded the federally insured limits. The Company does not believe it has significant credit risk relative to those uninsured amounts.

COLLEGIATE FUNDING SERVICES, INC. AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4.	Student Loans

      The Company’s loan portfolio consists of loans originated under the Federal Family Education Loan Program (FFELP). The FFELP is subject to comprehensive reauthorization every five years and to statutory and regulatory changes. The most recent reauthorization was the Higher Education Amendments of 1998, which is scheduled to expire on September 30, 2004.

      There are three principal categories of FFELP loans: consolidation loans, Parent Loans for Undergraduate Students (PLUS) loans and Stafford loans. Generally, Stafford loans and PLUS loans have repayment periods of between five and ten years. Consolidation loans have repayment periods ranging from 12 to 30 years. At December 31, 2003 and 2002, the Company retained only FFELP loans in its portfolio.

      The Company’s FFELP loans are guaranteed against the borrower’s default, death, disability or bankruptcy. The guarantee on FFELP loans is provided by certain state or nonprofit guarantee agencies, which are reinsured by the federal government. The loans are 100% guaranteed in cases of death, disability and bankruptcy and are guaranteed for 98% in other cases, resulting in 2% risk-sharing for the Company. The Company accrues interest until receipt of proceeds from the guarantor.

      The FFELP loans are also subject to regulatory requirements relating to origination and servicing. In the event of default or the borrower’s death, disability or bankruptcy, the Company files a claim with the insurer or guarantor of the loan, who, provided the loan has been properly originated and serviced, pays the Company the unpaid principal balance and accrued interest on the loan, less risk-sharing (in the case of defaults).

      Claims not immediately honored by the guarantor because of servicing or origination defects are returned for remedial servicing, during which period income is not earned. The Company’s and the predecessor’s servicing experience with FFELP loans resulted in two and zero outstanding rejected claims during the years ended December 31, 2003 and December 31, 2002, respectively. The Company had no non-accrual loans at December 31, 2003 or December 31, 2002.

      The weighted average remaining term of student loans in the Company’s portfolio was approximately 23 years and 22 years at December 31, 2003 and December 31, 2002, respectively.

5.	Allowance for Loan Losses

      The allowance for loan losses represents the amount estimated to absorb probable losses inherent in the portfolio. The evaluation of the allowance for loan losses is inherently subjective, as it requires material estimates that may be susceptible to significant changes. The Company’s current portfolio has not matured to a point at which predictable loan loss patterns have developed. The Company considered industry trends of similar portfolios and default rates in determining the level of allowance for loan losses as of December 31, 2003 and December 31, 2002.

      The Company’s allowance for loan losses is $4,136 and $1,925, at December 31, 2003 and December 31, 2002, respectively. The Company had charge-offs of $146, $45, and $52 for the year ended December 31, 2003, and the periods from May 17 through December 31, 2002, and January 1 through May 16, 2002, respectively. There were no recoveries during these periods.

COLLEGIATE FUNDING SERVICES, INC. AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6.	Property and Equipment

      The major classes of property and equipment and the total accumulated depreciation as of December 31, 2003 and December 31, 2002, are as follows:

	2003	2002

Leasehold improvements	$2,506	$679
Office furniture and equipment	11,646	5,933
Software	4,844	1,867

Total	18,996	8,479
Less: accumulated depreciation	6,901	3,588

Property and equipment, net	$12,095	$4,891

7.	Debt

Asset-backed notes and lines of credit

      The Company finances its loan originations through the sale of asset-backed notes in the capital markets, using both public offerings and private placements. The Company publicly offered $1,874,775 in asset-backed notes in 2003 and privately placed $500,000 and $527,200 in asset-backed notes in 2002 and 2001, respectively, to fund the retention of new loan originations.

      These securitizations are secured by separate pools of FFELP consolidation loans. Approximately 97% of the notes issued to date by the Company have been structured to a AAA credit rating. The notes issued are indexed to three month LIBOR or are auction rate based. After the initial issuance, interest rates on the auction rate notes are reset every 28 days.

2003 issuance

      The Company issued $1,036,000 of asset-backed notes in November 2003. The principal balances outstanding, interest rates and maturity dates at December 31, 2003 are as follows:

	Principal	Interest
Series	outstanding	rate	Type	Maturity date

Class A-1	$249,000	1.29%	LIBOR	September 2013
Class A-2	250,000	1.45	LIBOR	March 2021
Class A-3 – 7	485,000	1.19	Auction	December 2043
Class B	52,000	1.25	Auction	December 2043

      No principal payments were made in 2003.

      The Company issued $838,775 of asset-backed notes in February 2003. The principal balances outstanding, interest rates and maturity dates at December 31, 2003 are as follows:

	Principal	Interest
Series	outstanding	rate	Type	Maturity date

Class A-1	$79,091	1.23%	LIBOR	March 2012
Class A-2	319,025	1.47	LIBOR	September 2020
Class A-3 – 6	352,400	1.18	Auction	March 2042
Class B	42,350	1.32	Auction	March 2042

      The Company made $45,909 in principal payments as required under the terms of the related indenture.

COLLEGIATE FUNDING SERVICES, INC. AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2002 and 2001 issuances

      The Company privately placed $500,000 and $527,200 of asset-backed notes in July 2002 and in November 2001, respectively. The principal balances outstanding, interest rates and maturity dates at December 31, 2003 are as follows:

2002	Principal	Interest
series	outstanding	rate	Type	Maturity date

2002A-8 – 15	$470,000	1.24%	Auction	July 2042
2002B	30,000	1.33	Auction	July 2042

2001	Principal	Interest
series	outstanding	rate	Type	Maturity date

2001A-1 – 7	$495,600	1.25%	Auction	December 2041
2001B	31,600	1.33	Auction	December 2041

      No principal payments were made in 2003 or 2002.

Warehouse line of credit

      On July 23, 2003, the Company entered into a warehouse credit facility with a multi-seller conduit administered by a third party bank providing for up to $500,000 in borrowings. The Company utilizes this warehouse credit facility principally to fund its retention of FFELP loan originations, of which such loans collateralize the associated borrowings. The Company pays the conduit a credit spread over the commercial paper rate, typically a 30-day rate, on the warehouse credit facility. The ability to draw down on this facility expires on July 20, 2004, but can be extended by consent of the conduit and bank up to another 364-day period. Unless otherwise agreed, the entire facility must be repaid by July 18, 2006. There was $144,800 outstanding on this facility as of December 31, 2003. Interest and other associated fees are paid monthly. On February 17, 2004, the bank and the conduit temporarily increased the funding commitment level of the warehouse credit facility to $1,000,000 through the end of May 2004, at which time it will return to a $500,000 commitment level. The weighted average interest rate for 2003 was approximately 1.76% and approximated 1.52% at December 31, 2003.

Acquisition financing

      The Company issued senior notes payable in the amount of $105,000 in connection with the Acquisition. The senior notes had a fixed annual interest rate of 11.0%. The balances on the notes at December 31, 2003 and December 31, 2002, were zero and $93,750 (less unamortized discount of $5,147 relating to warrants and preferred stock of a consolidated subsidiary issued in connection with the issuance of the senior notes), respectively.

      Payments on the outstanding amounts were scheduled to be paid quarterly ($5,000 plus interest through 2003, $3,750 plus interest thereafter). There was also a principal prepayment provision, based upon unrestricted cash held by the Company at December 31 of each year through 2006, payable on February 4 of the following year. The principal prepayment amount was equal to 75% of the Company’s excess cash flow for the preceding calendar year, as determined by the note. The principal prepayment amount paid on February 4, 2003 was $14,499. In October 2003, these notes were repaid in full. Unamortized deferred financing fees of $1,246 and the remaining debt discount of $3,578 were charged to debt extinguishment.

      The Company issued a note to the Sellers for $15,000 as part of the Acquisition. This note matures on June 30, 2007 and has a fixed annual interest rate of 4.47%. Interest is paid quarterly.

COLLEGIATE FUNDING SERVICES, INC. AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      The Company also issued $5,000 of convertible notes to fund the Acquisition. The notes had a fixed annual interest rate of 8.0% and interest was payable at maturity. The notes were scheduled to mature on April 30, 2004. However, the notes were converted in conjunction with the purchase of SunTech. Principal of $3,991 of the convertible notes, plus unpaid interest of $291 was converted into 913,836 shares of preferred stock of a consolidated subsidiary at a conversion price of $4.6858 per share. Principal of $1,009 of the convertible notes, plus unpaid interest of $74 was converted into 832,605 common shares at a conversion price of $1.30 per share.

      As part of the Acquisition, the Company paid off all outstanding balances of a term loan, an equipment line-of-credit and a note payable to Wachovia.

Revolving line of credit

      The Company entered into a revolving credit agreement on October 30, 2003 for $45,000. Also on October 30, 2003, $40,000 was drawn on the line and was used to retire a portion of the senior notes that were issued in the Acquisition. On December 31, 2003, $26,250 was outstanding on this line of credit. The amount of the facility was reduced by $3,750 on December 31, 2003 and will be reduced by an additional $3,750 at the end of each quarter until the expiration date in September 2006. Borrowings under the line bear interest at either LIBOR or prime at the Company’s option. The interest rate on outstanding borrowings at December 31, 2003 was 4.62%. Unrestricted cash over $5,000 (Excess Cash) at the end of each calendar year, beginning in 2004, will be applied to the outstanding principal balance. Interest is paid monthly.

      Future minimum principal payments for subsequent years for all debt are as follows:

Amount
Year:
2004	$160,012
2005	11,492
2006	274
2007	15,408
2008	41
Thereafter	2,856,066

Total	$3,043,293

8.	Derivative Financial Instruments

      The Company is exposed to interest rate risk as its asset-backed debt notes are indexed to short-term indices (LIBOR and auction rates) and the assets behave as fixed rate assets in the current interest rate environment. Derivative instruments are utilized to reduce the Company’s interest rate risk. The key terms of the derivatives at December 31, 2003 are as follows:

		Pay—	Receive—	Maturity
Derivative type	Notional amount	fixed rate	floating rate (LIBOR)	date	Fair value

Swap	$500,000	1.89%	1.12%	1/26/2005	$(2,070)
Swap	225,000	1.64	1.12	11/26/2004	(606)
Swap	225,000	1.64	1.12	11/26/2004	(606)
Cap (Sold)	500,000	2.09		1/26/2005	(328)

Total					$(3,610)

      The Company received $1,700 in proceeds from the sale of the Cap on February 28, 2003. The amount is recorded as a derivative liability and is marked-to-market over the term of the Cap. Payments

COLLEGIATE FUNDING SERVICES, INC. AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

on the Cap derivative will be made only when the Commercial Paper rate exceeds 2.09%. No payments were made in 2003. The notional amounts of the Cap and the $500,000 swap will reduce to $250,000 each, on July 26, 2004.

      The Company has not designated any of its derivatives into SFAS No. 133 hedge relationships and therefore records changes in their value as derivative mark-to-market on the statement of income. The impact of the cash payments and accruals are reported as swap interest on the statement of income. The fair value of the derivatives is included with other accrued liabilities on the balance sheet. There were no derivatives outstanding at December 31, 2002.

9.	Lease Commitments

      Total rent expense, including amounts paid under monthly operating leases, was approximately $1,820, $901, $464 and $929 for the year ended December 31, 2003, for the periods from May 17 through December 31, 2002, and January 1 through May 16, 2002, and for the year ended December 31, 2001, respectively.

      Future minimum commitments for both office leases and office equipment leases are as follows:

Amount
Year:
2004	$1,894
2005	1,613
2006	494
2007	296
2008	258

Total	$4,555

      The Company will be relocating its Virginia operations to a new facility in Virginia in the third quarter of 2004. The new lease when executed will expire in 2010.

10.	Related Party Transactions

      Upon closing of the Acquisition, agreements were entered into to provide management services to the Company. The first agreement is with the Sellers for consulting services. This agreement provides for a $1,000 fee per year for two years, paid in quarterly installments. The Company has an option to extend the agreement for a third year. The Company incurred consulting fees to the Sellers of the Company totaling $1,000 for the year ended December 31, 2003 and $625 for the period from May 17 through December 31, 2002. The Company also incurred management fees of $2,800 to the Sellers for the period from January 1 through May 16, 2002.

      The second agreement is a 10-year agreement with Lightyear Capital, LLC, an affiliate of the majority stockholders of the Company. The Company incurred management fees to Lightyear Capital, LLC, totaling $1,250 for the year ended December 31, 2003 and $625 for the period from May 17 through December 31, 2002.

      Upon closing of the purchase of SunTech, agreements were entered into to provide management services to CFS-SunTech Servicing LLC. The first agreement is with the previous owner of SunTech. This agreement provides for a $1,350 fee for the first year and a $1,000 fee for the second year, payable in quarterly installments. The second agreement is with the previous head of operations. This agreement provides for a $150 fee per year for a period of two years, payable monthly. The Company incurred consulting fees of approximately $1,063 related to the SunTech agreement during the year ended December 31, 2003.

COLLEGIATE FUNDING SERVICES, INC. AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      Expenses to related parties totaled $3,313, $1,250, $2,800 and $6,720 for the year ended December 31, 2003, for the periods from May 17 through December 31, 2002, and January 1 through May 16, 2002, and for the year ended December 31, 2001, respectively. Those expenses are presented as management and consulting fees on the statement of income.

11.	Major Business Customers and Sources of Revenue

      Certain business customers generated significant amounts of the Company’s revenue. Fee income from one customer was $42,747, $51,672, $17,704 and $90,090 for the year ended December 31, 2003, for the periods from May 17 through December 31, 2002, and January 1 through May 16, 2002, and for the year ended December 31, 2001, respectively. Fee income from a second customer was $23,001, $374, $337 and $39,310 for the year ended December 31, 2003, for the periods from May 17 through December 31, 2002, and January 1 through May 16, 2002, and for the year ended December 31, 2001, respectively. Fee income from a third customer was $12,006, $32,339, and $18,416 for the year ended December 31, 2003, and for the periods from May 17 through December 31, 2002, and January 1 through May 16, 2002, respectively.

12.	Income Taxes

      Components of income tax expense for the year ended December 31, 2003 and for the period from May 17 through December 31, 2002, are presented below:

	2003	2002

Current income tax provision (benefit):
Federal	$(6,159)	$6,059
State	(1,059)	1,006

Total current income tax provision (benefit)	(7,218)	7,065
Deferred income tax provision:
Federal	5,981	3,119
State	1,041	542

Total deferred income tax provision	7,022	3,661

Income tax provision (benefit)	$(196)	$10,726

      The reconciliations from federal statutory rates to the effective income tax rates for the year ended December 31, 2003 and the period from May 17 through December 31, 2002 are presented below:

	2003	2002

Tax Rate Analysis
Expected federal income tax (benefit) provision	(35.0)%	35.0%
Lobbying, meals, entertainment and other	22.3	1.7
State income taxes, net of federal benefit	(1.4)	4.1

Effective income tax rate	(14.1)%	40.8%

      Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in

COLLEGIATE FUNDING SERVICES, INC. AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the period that includes the enactment date. The sources and tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities for the year ended December 31, 2003 and for the period from May 17 through December 31, 2002 are presented below:

	2003	2002

Deferred income tax analysis
Deferred income tax assets:
Provision for loan losses	$1,335	$474
Unrealized losses on derivatives	721	—
Net operating loss carryforward	382	—
Other	138	101

Total deferred income tax assets	2,576	575
Deferred income tax liabilities:
Depreciation	461	154
Amortization of goodwill	6,717	2,626
Loan origination costs	6,081	1,456

Total deferred income tax liabilities	13,259	4,236

Net deferred income tax liabilities	$10,683	$3,661

13.	Retirement Plan

      The Company sponsors a 401(k) defined contribution retirement plan. Employees may participate in the plan upon completion of 60 days of service and attainment of age 18 by electing to have a portion of their compensation contributed to the plan. The Company matches 100% of the employees’ contribution up to 3% of eligible compensation. Plan expense was $757, $373, $251 and $414 for the year ended December 31, 2003, for the periods from May 17 through December 31, 2002, and January 1 through May 16, 2002, and for the year ended December 31, 2001, respectively.

14.	Stock Incentive Plan

      Effective May 17, 2002, the Company initiated the 2002 Stock Incentive Plan to provide additional incentives to key personnel. The maximum aggregate number of shares which may be issued is 700,000 shares of Class B common stock. On May 17, 2002, the Company granted 315,000 stock options with an exercise price of $1.30 per common share, the fair market value of a share of common stock at issuance. Subject to certain conditions, portions of the options may have accelerated vesting to vest on the anniversary dates of the grants. There were 56,700 shares that vested in May 2003. For any year that the specified conditions are not met, the options not then vesting will vest in 2009.

      The fair value of the options under the Black-Scholes option pricing model assumed: an interest rate of approximately 3%; no dividends; volatility of approximately 25%; and an expected life of seven years. This options pricing model requires the input of subjective assumptions. Because the Company’s options have characteristics significantly different from those publicly traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in managements’ opinion, the existing models do not necessarily provide a reliable single measure of the fair value of these stock options. Using this model, the fair value of the options as of the grant date was approximately $140. Since the inception of the plan, the Company has recognized approximately $33 in compensation expense.

COLLEGIATE FUNDING SERVICES, INC. AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15.	Preferred Stock of Consolidated Subsidiary

      The Company’s consolidated subsidiary, CFSL Acquisition, has authorized 20,000,000 shares of preferred stock, par value $0.001. CFSL Acquisition issued 10,000,000 shares of preferred stock on May 17, 2002 in connection with the Acquisition. In April 2003, 1,015,382 shares of CFSL Acquisition preferred stock were issued in connection with the conversion of $3,991 of convertible notes plus accrued interest. Also in April 2003, CFSL Acquisition issued 1,788,682 preferred shares to fund a portion of the purchase of SunTech. In October 2003, CFSL Acquisition issued 4,258,766 preferred shares to fund a portion of the payoff of the 11% senior notes.

      The preferred stock is without voting rights. The liquidation preference of the preferred stock is equal to the sum of the original issue price of $4.6858 per share plus the aggregate amount of all accrued and unpaid dividends. Dividends are cumulative and accrue at the rate of 10% per annum on the liquidation preference per share compounded annually. The aggregate liquidation preference of the preferred stock was $89,136 and $49,787 as of December 31, 2003 and December 31, 2002, respectively.

      The preferred stock is redeemable at any time at the option of the Company, at its liquidation preference, which includes accrued but unpaid dividends, on the date of such redemption. The preferred stock was immediately redeemable on the respective dates of issuance as the holders of the majority of the preferred stock control the Company through their ownership of common stock and board of director representation. The Company records periodic accretion to accrue the cumulative dividends on the preferred stock such that the carrying amount of the preferred stock is equal to its redemption amount at each balance sheet date.

16.	Stockholders’ Equity

Common stock

      The Company has authorized 18,000,000 shares of its Class A common stock, par value $0.001. The Class A common stock has ten votes per share. On May 17, 2002 the Company issued 8,052,550 shares of its Class A common stock. In April 2003, $1,009 of convertible notes plus accrued interest, and contingent warrants were converted into 924,412 shares of Class A common stock. Also in April, the Company issued 1,629,688 shares to fund in part the purchase of SunTech. In October 2003, the Company issued 3,880,211 shares to fund in part the payoff of the 11% senior notes.

      On May 17, 2002, the Company also issued 247,450 shares of Class B common stock, par value $0.001, which has 3,000,000 shares authorized. The Class B common stock has one vote per share.

      Dividends and distributions in liquidation are to be pro-rata for Class A and Class B shares. As of December 31, 2003, no dividends have been declared to date on any class of stock.

Preferred stock

      The Company has authorized 20,000,000 shares of preferred stock par value $0.001. No shares of the preferred stock have been issued or are outstanding

Warrants

      The Company issued to holders of the $105,000 of senior notes, warrants to purchase an aggregate of 1,000,000 shares of Class A common stock, and contingent warrants to purchase up to an additional 100,575 shares of Class A common stock. The warrants expire in May 2012 and have an exercise price of $0.01 per share. The contingent warrants were exercised in April 2003.

COLLEGIATE FUNDING SERVICES, INC. AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notes receivable from management

      In connection with a share purchase agreement dated May 17, 2002, the Company has notes receivable from members of management for stock purchases of approximately $509 and $713 at December 31, 2003 and December 31, 2002, respectively. These notes bear interest at an adjustable rate based on LIBOR but at no time less than 3.21%. In accordance with the agreement, the notes cannot exceed 75% of the value of the underlying stock acquired. The principal and accrued interest is due in full May 2005.

Shares issued and outstanding:

	Class A	Class B
	Common	Common
	Stock	Stock
	18,000,000	3,000,000
	authorized	authorized

	(Par value $0.001)
Shares issued and outstanding, May 17, 2002	—	—
Issuance of Class A Common Stock	8,052,550	—
Issuance of Class B Common Stock	—	247,450

Shares issued and outstanding, December 31, 2002	8,052,550	247,450
Issuance of Class A Common Stock	5,509,899	—
Conversion of notes payable	832,605	—
Exercise of contingent warrants	91,807	—

Shares issued and outstanding, December 31, 2003	14,486,861	247,450

17.	Fair Value of Financial Instruments

      Management uses its best judgment in estimating the fair value of the Company’s financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Company could have realized in a sale transaction on the dates indicated.

      The estimated fair value amounts have been measured as of the balance sheet date. As such, the estimated fair values of these financial instruments subsequent to the reporting date may be different from the amounts reported as of the balance sheet date.

Student loans

      Student Loans fair value is estimated based upon the Company’s historical loan application sales data. At December 31, 2003 and December 31, 2002, the fair value of student loans was approximately $2,947,000 and $995,000, respectively.

Debt

      The carrying amount of the Company’s asset-backed notes approximates their fair value due to the frequency of the resetting of interest rates (every 28 days) and the AAA rating.

      The carrying amounts of the warehouse and revolving lines of credit approximate their fair value because they have floating interest rates.

COLLEGIATE FUNDING SERVICES, INC. AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other

      Other carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, derivatives, accounts payable and accrued interest approximate their fair value.

18.	Reclassifications

      Certain prior period amounts have been reclassified to conform to the current year presentation.

19.	Commitments and Contingencies

      In the normal course of business the Company is subject to consumer credit and human resources disputes and potential litigation. At December 31, 2003, the Company is not party to any material disputes or litigation. The Company has commitments with third party liquidity providers, with whom it is obligated to sell a minimum amount of FFELP or private student loan applications originated under specific criteria. These commitments generally extend for one year. As of December 31, 2003 and 2002, the Company was obligated to sell $1,200,000 and $606,000, respectively, in student loan applications at contractual rates under various agreements through December 31, 2004. The Company may also acquire FFELP student loans or successfully completed applications for FFELP loans from time-to-time should market conditions warrant.

20.     Segment Data

      The Company’s reportable segments are its loan origination operations and its loan servicing operations. The Company’s accounting policies for segments are the same as those described in the “Summary of Significant Accounting Policies.” Prior to the Company acquiring SunTech on April 15, 2003, the Company operated in only one segment.

COLLEGIATE FUNDING SERVICES, INC. AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      The following table presents segment data for the year ended December 31, 2003:

	Loan Origination	Loan Servicing	Eliminations	Consolidated

Net revenue
Interest income	$61,305	$541	$—	$61,846
Interest expense	39,871	—	—	39,871

Net interest income	21,434	541	—	21,975
Provision for loan losses	2,357	—	—	2,357

Net interest income after provision for loan losses	19,077	541	—	19,618
Fee income	89,508	11,784	(2,734)	98,558

Net revenue	108,585	12,325	(2,734)	118,176
Expenses
Salaries and related benefits	48,324	6,316	—	54,640
Other selling, general and administrative expenses:
Marketing and mailing costs	24,999	7	—	25,006
Communications and data processing	6,344	1,171	—	7,515
Management and consulting fees	3,313	—	—	3,313
Professional fees	4,983	1,332	—	6,315
Depreciation and amortization	2,831	1,497	—	4,328
Other general & administrative	9,712	1,348	(2,734)	8,326

Total other selling, general and administrative expenses	52,182	5,355	(2,734)	54,803
Swap interest	3,439	—	—	3,439
Derivative mark-to-market	1,862	—	—	1,862
Debt extinguishment	4,824	—	—	4,824

Total expenses	110,631	11,671	(2,734)	119,568

Income (loss) before income taxes and accretion of dividends on preferred stock	$(2,046)	$654	$—	$(1,392)

Total assets	$3,172,067	$20,215	$—	$3,192,282

      Intercompany transactions of $2,734 in other operating expenses in the loan origination segment were paid as fee income to the loan servicing segment and are eliminated in the consolidated financials.

      Through and including                , 2004 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Shares

Collegiate Funding Services, Inc.

Common Stock

PROSPECTUS

Joint Book-Running Managers

JPMorgan	Merrill Lynch & Co.

                    , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

      The actual and estimated expenses in connection with this offering, all of which will be borne by us are as follows:

SEC Registration Fee		$21,856
Printing and Engraving Expenses		*
Legal Fees		*
Accounting Fees		*
Listing Fees		*
NASD Filing Fee		17,750
Miscellaneous		*

Total	$	*

* To be filed by amendment.

Item 14.	Indemnification of Directors and Officers

      Collegiate Funding Services, Inc. (the “Registrant”) is a Delaware corporation. Section 145 of the Delaware General Corporation Law (the “DGCL”) grants each corporation organized thereunder the power to indemnify any person who is or was a director, officer, employee or agent of a corporation or enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of being or having been in any such capacity, if he acted in good faith in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

      Section 102(b)(7) of the DGCL enables a corporation in its certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for violations of the directors’ fiduciary duty of care, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit.

      Article SEVENTH of the Registrant’s Amended and Restated Certificate of Incorporation (filed as Exhibit 3.1) provides that except as otherwise provided by the DGCL, no director of the Registrant shall be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director and that the Registrant may indemnify directors and officers of the Registrant to the fullest extent permitted by the DGCL.

      Article IV of the Registrant’s Amended and Restated By-laws provides that:

      With respect to third party claims, the Registrant, to the fullest extent permitted and in the manner required, by the laws of the State of Delaware, as in effect from time to time shall indemnify any person who was or is made a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (including any appeal thereof), whether civil, criminal, administrative, regulatory or investigative in nature (other than an action by or in the right of the Registrant), by reason of the fact that such person is or was a director or officer of the Registrant, or, if at a time when he or she was a director or officer of the Registrant, is or was serving at the request of, or to represent the interests of, the Registrant as a director, officer, partner, member, trustee, fiduciary, employee or agent (a

“Subsidiary Officer”) of another corporation, partnership, joint venture, limited liability company, trust, employee benefit plan or other enterprise including any charitable or not-for-profit public service organization or trade association (an “Affiliated Entity”), against expenses (including attorneys’ fees and disbursements), costs, judgments, fines, penalties and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful; provided, however, that (i) the Registrant shall not be obligated to indemnify a director or officer of the Registrant or a Subsidiary Officer of any Affiliated Entity against expenses incurred in connection with an action, suit, proceeding or investigation to which such person is threatened to be made a party but does not become a party unless such expenses were incurred with the approval of the Board of Directors, a committee thereof or the Chairman, a Vice Chairman or the President of the Registrant and (ii) the Registrant shall not be obligated to indemnify against any amount paid in settlement unless the Registrant has consented to such settlement. The termination of any action, suit or proceeding by judgment, order, settlement or conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal action or proceeding, that such person had reasonable cause to believe that his or her conduct was unlawful. Notwithstanding anything to the contrary in the foregoing provisions of this paragraph, a person shall not be entitled, as a matter of right, to indemnification pursuant to this paragraph against costs or expenses incurred in connection with any action, suit or proceeding commenced by such person against the Registrant or any Affiliated Entity or any person who is or was a director, officer, partner, member, fiduciary, employee or agent of the Registrant or a Subsidiary Officer of any Affiliated Entity in their capacity as such, but such indemnification may be provided by the Registrant in a specific case as permitted by the Amended and Restated By-laws.

      The Registrant’s Amended and Restated By-laws also provides that, with respect to derivative claims, the Registrant, to the fullest extent permitted and in the manner required, by the laws of the State of Delaware, as in effect from time to time shall indemnify any person who was or is made a party to or is threatened to be made a party to any threatened, pending or completed action or suit (including any appeal thereof) brought by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the Corporation, or, if at a time when he or she was a director or officer to the Registrant, is or was serving at the request of, or to represent the interests of, the Registrant as a Subsidiary Officer of an Affiliated Entity against expenses (including attorneys’ fees and disbursements) and costs actually and reasonably incurred by such person in connection with such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Registrant unless, and only to the extent that, the Court of Chancery of the State of Delaware or the court in which such judgment was rendered shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses and costs as the Court of Chancery of the State of Delaware or such other court shall deem proper; provided, however, that the Registrant shall not be obligated to indemnify a director or officer of the Registrant or a Subsidiary Officer of any Affiliated Entity against expenses incurred in connection with an action or suit to which such person is threatened to be made a party but does not become a party unless such expenses were incurred with the approval of the Board of Directors, a committee thereof, or the Chairman, a Vice Chairman or the President of the Corporation. Notwithstanding anything to the contrary in the foregoing provisions of this paragraph, a person shall not be entitled, as a matter of right, to indemnification pursuant to this paragraph against costs and expenses incurred in connection with any action or suit in the right of the Registrant commenced by such Person, but such indemnification may be provided by the Registrant in any specific case as permitted under the Amended and Restated By-laws.

      The Registrant has also obtained officers’ and directors’ liability insurance which insures against liabilities that officers and directors of the Registrant may, in such capacities, incur.

Item 15.	Recent Sales of Unregistered Securities

      Since its inception, the Registrant has issued securities in the following transactions, each of which was exempt from the registration requirements of the Securities Act of 1933, as amended, as transactions by an issuer not involving any public offering thereunder. All of the below-referenced securities are deemed restricted securities for the purposes of the Securities Act. No underwriters were involved in any of the below-referenced sales of securities.

      1.     In connection with the acquisition of us by Lightyear, on May 17, 2002, we issued 8,052,550 shares of Class A common stock to Lightyear and other investors, at a price per share of $1.30 for aggregate cash consideration of $7,966,795 and $2,501,520, respectively; 147,450 shares of Class B common stock to certain members of management, at a price per share of $1.30 for aggregate cash consideration of $191,685; 100,000 shares of Class B common stock to J. Barry Morrow, for no cash consideration; and 10,00,000 shares of preferred stock of CFSL Acquisition Corp., our wholly-owned subsidiary, to Lightyear, other investors and certain members of management, at a price per share of $4.69 for aggregate cash consideration of $31,545,812, $14,595,177 and $759,011, respectively.

      2.     On May 17, 2002, we issued $5,000,000 of convertible notes for cash to Lightyear and other investors. Of this total, $1,009,000 of the notes were convertible into Class A common stock, at a price of $1.30 per share, and $3,991,000 of the notes were convertible into preferred stock of CFSL Acquisition Corp., at a price of $4.69 per share. In connection with the issuance of the convertible notes, we also issued contingent warrants to purchase up to an additional 100,575 shares of Class A common stock, at an exercise price of $0.01 per share. On April 15, 2003, 924,412 shares of Class A common stock and 1,015,382 shares of preferred stock of CFSL Acquisition Corp. were issued in connection with the conversion of the convertible notes plus accrued but unpaid interest and exercise of the contingent warrants. On May 17, 2002, we also issued to holders of the senior notes, warrants to purchase an aggregate of 1,000,000 shares of Class A common stock, at a price of $0.01 per share. As of the date of this filing, these warrants have not been exercised.

      3.     In connection with the acquisition of SunTech, on April 15, 2003, we issued 1,629,688 shares of Class A common stock to Lightyear and other investors, at a price per share of $1.30 for aggregate cash consideration of $1,442,598 and $675,996, respectively; and 1,788,682 shares of preferred stock of CFSL Acquisition Corp. to Lightyear and other investors, at a price per share of $4.69 for aggregate cash consideration of $5,763,555 and $2,625,364, respectively.

      4.     In connection with the redemption of a portion of our senior notes, on October 28, 2003, we issued 3,880,211 shares of Class A common stock to Lightyear and other investors, at a price per share of $1.30 for aggregate cash consideration of $3,675,186 and $1,369,089, respectively; and 4,258,766 shares of preferred stock of CFSL Acquisition Corp. to Lightyear and other investors, at a price per share of $4.69 for aggregate cash consideration of $14,688,690 and $5,284,922, respectively.

      In addition, we have granted options to purchase shares of our common stock to certain members of management, none of which have been exercised to date.

      The sales of the above securities were exempt from the registration requirements of the Securities Act, in reliance on Section 4(2) of the Securities Act, Regulation S, Regulation D or Rule 701 promulgated thereunder, as transactions by an issuer not involving a public offering or to qualified institutional buyers or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. There were no underwriters involved in connection with the sale of the above securities.

Item 16.	Exhibits and Financial Statement Schedules

      (a) Exhibit Index

Exhibit No.	Description of Exhibit

1.1*	Form of Underwriting Agreement
3.1*	Amended and Restated Certificate of Incorporation of Collegiate Funding Services, Inc.
3.2*	Amended and Restated By-Laws of Collegiate Funding Services, Inc.
4.1*✓	Stockholders Agreement, dated May 17, 2002, by and among CFSL Holdings Corp., CFSL Acquisition Corp. and the investors listed on Schedule A thereto
4.2*	Form of Certificate of Common Stock
4.3*	Indenture of Trust from Collegiate Funding Services Education Loan Trust I and U.S. Bank National Association, as Eligible Lender Trustee to U.S. Bank National Association, as Indenture Trustee, dated as of November 1, 2001, together with First Supplemental Indenture of Trust, dated November 1, 2001 and Second Supplemental Indenture of Trust, dated July 1, 2002
4.4*	Indenture of Trust between Collegiate Funding Services Education Loan Trust 2003-A and U.S. Bank National Association, as Eligible Lender Trustee and as Trustee, dated as of February 1, 2003
4.5*	Indenture of Trust between Collegiate Funding Services Education Loan Trust 2003-B and U.S. Bank National Association, as Eligible Lender Trustee and as Trustee, dated as of November 1, 2003
5.1*	Opinion of Simpson Thacher & Bartlett LLP
10.1*	Warehouse Financing Indenture, dated as of July 23, 2003, by and among Collegiate Funding Services Resources I, LLC, as Issuer, the conduit lenders parties thereto, certain financial institutions parties thereto, as Committed Lenders, Citicorp North America, Inc., as Agent, U.S. Bank National Association, as Indenture Trustee and Eligible Lender Trustee, Collegiate Funding Portfolio Administration, L.L.C., as Administrator and Collegiate Funding Master Servicing, L.L.C., as Master Servicer, together with Amendment No. 1, dated as of October 30, 2003 and Amendment No. 2, dated as of February 17, 2004
10.2*†	Consolidation Loan Origination Responsibility Agreement, dated November 15, 1999, by and between Collegiate Funding Services, LLC and Citibank as Trustee for the Student Loan Corporation, together with First Amendment, dated March 1, 2001, Second Amendment, dated November 1, 2001, Third Amendment, dated May 7, 2002, Fourth Amendment, dated July 25, 2002, Fifth Amendment, dated August 20, 2002 and Sixth Amendment, dated April 3, 2003
10.3*†	Consolidation Loan Origination Responsibility Agreement, dated December 3, 2002, by and between Collegiate Funding Services, LLC and The Brazos Higher Education Service Corporation, Inc., together with First Email Agreement, dated September 3, 2003, Second Email Agreement, dated September 26, 2003 and First Amendment Agreement, dated January 1, 2004
10.4*†	Real World Consolidation Loan Origination Responsibility Agreement, dated April 1, 2003, by and between Collegiate Funding Services, LLC and Mississippi Higher Education Assistance Corporation
10.5*†	Origination, Disbursement, Interim Sub-Servicing and Purchasing Master Agreement, dated February 19, 2004, by and between Collegiate Funding Services, LLC and the Higher Education Loan Authority of the State of Missouri
10.6*†	Private Consolidation Loan Origination Responsibility Agreement, dated June 12, 2001, by and between Collegiate Funding Services, LLC and First Union National Bank of Delaware
10.7*†	Amendment Agreement, dated August 1, 2001, among First Union National Bank of Delaware, The Education Resources Institute, SunTech, Inc. and Collegiate Funding Services, LLC, together with Amendment Agreement, dated February 20, 2002

Exhibit No.	Description of Exhibit

10.8*†	Amendment Agreement, dated November 7, 2003, by and between Collegiate Funding Services, LLC, ClassNotes Inc. (d/b/a Educaid) and Wachovia Bank of Delaware (as successor in interest to First Union National Bank of Delaware), together with Amendment Agreement, dated March 17, 2004
10.9*✓	Credit Agreement, dated as of October 30, 2003 between Collegiate Funding Services, LLC, as Borrower, CFSL Holdings Corp. and CFSL Acquisition Corp., as Parent Guarantors, the Subsidiary Guarantors referred to therein, as Subsidiary Guarantors, the lenders named therein, as Lenders and JPMorgan Chase Bank, as Administrative Agent
10.10*	Underwriting Agreement, dated November 25, 2003, by and among Banc of America Securities LLC, J.P. Morgan Securities Inc., Citigroup Global Markets Inc., Collegiate Funding of Delaware, LLC and Collegiate Funding Services, LLC
10.11*✓	Warrant Agreement, dated May 17, 2002, by and among CFSL Holdings Corp. and the purchasers party thereto
10.12*	Stock Incentive Plan of Collegiate Funding Services, Inc.
10.13*	Employment Agreement, dated April , 2004, by and between Collegiate Funding Services, Inc. and J. Barry Morrow
10.14*	Employment Agreement, dated April , 2004, by and between Collegiate Funding Services, Inc. and Kevin A. Landgraver
10.15*	Employment Agreement, dated April , 2004, by and between Collegiate Funding Services, Inc. and Charles L. Terribile
10.16*	Employment Agreement, dated April , 2004, by and between Collegiate Funding Services, Inc. and Clark McGhee
10.17*	Employment Agreement, dated April , 2004, by and between Collegiate Funding Services, Inc. and John R. Elam
10.18*	Employment Agreement, dated April , 2004, by and between Collegiate Funding Services, Inc. and John Reeves
10.19*✓	Management Agreement, dated May 17, 2002, by and between Lightyear Capital, LLC, CFSL Holdings Corp., CFSL Acquisition Corp. and Collegiate Funding Services, LLC
10.20*✓	Consulting Services Agreement, dated May 17, 2002, between NOBS Capital Ventures, LLC and CFSL Holdings Corp.
10.21*	Consulting Agreement, dated March 31, 2003, among Collegiate Funding Services, LLC, EdPro, LLC and Malcolm B. Lightsey
10.22*	Form of Broker-Dealer Agreement
21.1*	List of Subsidiaries
23.1*	Consent of Simpson Thacher & Bartlett LLP (included as part of its opinion filed as Exhibit 5.1 hereto)
23.2	Consent of Ernst & Young LLP
23.3	Consent of PBGH LLP
24.1	Powers of Attorney of the directors and officers of the registrants (included in the signature pages to the registration statement)

✓	CFSL Holdings Corp. has subsequently changed its name to Collegiate Funding Services, Inc.

*	To be filed by amendment.

†	Confidential treatment to be requested for certain portions of this Exhibit pursuant to Rule 406 promulgated under the Securities Act.

(b)	Financial Statement Schedules

None.

Item 17.	Undertakings

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      (1)     The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

      (2)     For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

      (3)     For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York on April 14, 2004.

Collegiate Funding Services, Inc.

By:	/s/ J. BARRY MORROW ______________________________________ Name: J. Barry Morrow Title: principal executive officer

      We, the undersigned directors and officers of Collegiate Funding Services, Inc., do hereby constitute and appoint Kevin A. Landgraver and Charles L. Terribile, or any of them, our true and lawful attorneys and agents, to do any and all acts and things in our name and on our behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents, or either of them, may deem necessary or advisable to enable said registrant to comply with the Securities Act of 1933 and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, including specifically, but without limitation, power and authority to sign for us or any of us in our names in the capacities indicated below, any and all amendments (including post-effective amendments) hereto and registration statements filed pursuant to Rule 462 under the Securities Act of 1933, and we do hereby ratify and confirm all that said attorneys and agents, or any of them, shall do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on April 14, 2004.

Signature	Title	Date

/s/ J. BARRY MORROW J. Barry Morrow	Chief Executive Officer and Director (principal executive officer)	April 14, 2004

/s/ KEVIN A. LANDGRAVER Kevin A. Landgraver	Executive Vice President and Chief Financial Officer (principal financial and accounting officer)	April 14, 2004

/s/ DONALD B. MARRON Donald B. Marron	Chairman of the Board of Directors and Director	April 14, 2004

/s/ LAWRENCE A. HOUGH Lawrence A. Hough	Director	April 14, 2004

/s/ BRUCE J. RUBIN Bruce J. Rubin	Director	April 14, 2004

/s/ RICHARD J. STERNE Richard J. Sterne	Director	April 14, 2004

/s/ MARK F. VASSALLO Mark F. Vassallo	Director	April 14, 2004

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1.1*	Form of Underwriting Agreement
3.1*	Amended and Restated Certificate of Incorporation of Collegiate Funding Services, Inc.
3.2*	Amended and Restated By-Laws of Collegiate Funding Services, Inc.
4.1*✓	Stockholders Agreement, dated May 17, 2002, by and among CFSL Holdings Corp., CFSL Acquisition Corp. and the investors listed on Schedule A thereto
4.2*	Form of Certificate of Common Stock
4.3*	Indenture of Trust from Collegiate Funding Services Education Loan Trust I and U.S. Bank National Association, as Eligible Lender Trustee to U.S. Bank National Association, as Indenture Trustee, dated as of November 1, 2001, together with First Supplemental Indenture of Trust, dated November 1, 2001 and Second Supplemental Indenture of Trust, dated July 1, 2002
4.4*	Indenture of Trust between Collegiate Funding Services Education Loan Trust 2003-A and U.S. Bank National Association, as Eligible Lender Trustee and as Trustee, dated as of February 1, 2003
4.5*	Indenture of Trust between Collegiate Funding Services Education Loan Trust 2003-B and U.S. Bank National Association, as Eligible Lender Trustee and as Trustee, dated as of November 1, 2003
5.1*	Opinion of Simpson Thacher & Bartlett LLP
10.1*	Warehouse Financing Indenture, dated as of July 23, 2003, by and among Collegiate Funding Services Resources I, LLC, as Issuer, the conduit lenders parties thereto, certain financial institutions parties thereto, as Committed Lenders, Citicorp North America, Inc., as Agent, U.S. Bank National Association, as Indenture Trustee and Eligible Lender Trustee, Collegiate Funding Portfolio Administration, L.L.C., as Administrator and Collegiate Funding Master Servicing, L.L.C., as Master Servicer, together with Amendment No. 1, dated as of October 30, 2003 and Amendment No. 2, dated as of February 17, 2004
10.2*†	Consolidation Loan Origination Responsibility Agreement, dated November 15, 1999, by and between Collegiate Funding Services, LLC and Citibank as Trustee for the Student Loan Corporation, together with First Amendment, dated March 1, 2001, Second Amendment, dated November 1, 2001, Third Amendment, dated May 7, 2002, Fourth Amendment, dated July 25, 2002, Fifth Amendment, dated August 20, 2002 and Sixth Amendment, dated April 3, 2003
10.3*†	Consolidation Loan Origination Responsibility Agreement, dated December 3, 2002, by and between Collegiate Funding Services, LLC and The Brazos Higher Education Service Corporation, Inc., together with First Email Agreement, dated September 3, 2003, Second Email Agreement, dated September 26, 2003 and First Amendment Agreement, dated January 1, 2004
10.4*†	Real World Consolidation Loan Origination Responsibility Agreement, dated April 1, 2003, by and between Collegiate Funding Services, LLC and Mississippi Higher Education Assistance Corporation
10.5*†	Origination, Disbursement, Interim Sub-Servicing and Purchasing Master Agreement, dated February 19, 2004, by and between Collegiate Funding Services, LLC and the Higher Education Loan Authority of the State of Missouri
10.6*†	Private Consolidation Loan Origination Responsibility Agreement, dated June 12, 2001, by and between Collegiate Funding Services, LLC and First Union National Bank of Delaware
10.7*†	Amendment Agreement, dated August 1, 2001, among First Union National Bank of Delaware, The Education Resources Institute, SunTech, Inc. and Collegiate Funding Services, LLC, together with Amendment Agreement, dated February 20, 2002

Exhibit No.	Description of Exhibit

10.8*†	Amendment Agreement, dated November 7, 2003, by and between Collegiate Funding Services, LLC, ClassNotes Inc. (d/b/a Educaid) and Wachovia Bank of Delaware (as successor in interest to First Union National Bank of Delaware), together with Amendment Agreement, dated March 17, 2004
10.9*✓	Credit Agreement, dated as of October 30, 2003 between Collegiate Funding Services, LLC, as Borrower, CFSL Holdings Corp. and CFSL Acquisition Corp., as Parent Guarantors, the Subsidiary Guarantors referred to therein, as Subsidiary Guarantors, the lenders named therein, as Lenders and JPMorgan Chase Bank, as Administrative Agent
10.10*	Underwriting Agreement, dated November 25, 2003, by and among Banc of America Securities LLC, J.P. Morgan Securities Inc., Citigroup Global Markets Inc., Collegiate Funding of Delaware, LLC and Collegiate Funding Services, LLC
10.11*✓	Warrant Agreement, dated May 17, 2002, by and among CFSL Holdings Corp. and the purchasers party thereto
10.12*	Stock Incentive Plan of Collegiate Funding Services, Inc.
10.13*	Employment Agreement, dated April , 2004, by and between Collegiate Funding Services, Inc. and J. Barry Morrow
10.14*	Employment Agreement, dated April , 2004, by and between Collegiate Funding Services, Inc. and Kevin A. Landgraver
10.15*	Employment Agreement, dated April , 2004, by and between Collegiate Funding Services, Inc. and Charles L. Terribile
10.16*	Employment Agreement, dated April , 2004, by and between Collegiate Funding Services, Inc. and Clark McGhee
10.17*	Employment Agreement, dated April , 2004, by and between Collegiate Funding Services, Inc. and John R. Elam
10.18*	Employment Agreement, dated April , 2004, by and between Collegiate Funding Services, Inc. and John Reeves
10.19*✓	Management Agreement, dated May 17, 2002, by and between Lightyear Capital, LLC, CFSL Holdings Corp., CFSL Acquisition Corp. and Collegiate Funding Services, LLC
10.20*✓	Consulting Services Agreement, dated May 17, 2002, between NOBS Capital Ventures, LLC and CFSL Holdings Corp.
10.21*	Consulting Agreement, dated March 31, 2003, among Collegiate Funding Services, LLC, EdPro, LLC and Malcolm B. Lightsey
10.22*	Form of Broker-Dealer Agreement
21.1*	List of Subsidiaries
23.1*	Consent of Simpson Thacher & Bartlett LLP (included as part of its opinion filed as Exhibit 5.1 hereto)
23.2	Consent of Ernst & Young LLP
23.3	Consent of PBGH LLP
24.1	Powers of Attorney of the directors and officers of the registrants (included in the signature pages to the registration statement)

✓	CFSL Holdings Corp. has subsequently changed its name to Collegiate Funding Services, Inc.

*	To be filed by amendment.

†	Confidential treatment to be requested for certain portions of this Exhibit pursuant to Rule 406 promulgated under the Securities Act.